Form 10-K, Exhibit 13
period 1996-09-30
HOME BANCORP/IN
filed 1996-12-20
CIK 916822

Exhibit 13

                        Annual Report to Security Holders

                               1996 ANNUAL REPORT







                                     [LOGO]








                                  HOME BANCORP
                               Fort Wayne, Indiana

                                CORPORATE PROFILE



           Home Bancorp, Fort Wayne, Indiana, an Indiana Corporation, established March 29, 1995 as a savings bank holding company for its principal subsidiary, Home Loan Bank fsb. Based on total assets at September 30, 1996 of $322.7 million, Home Bancorp is the largest savings bank holding company headquartered in Fort Wayne, the second largest city in Indiana.



           Originally founded on March 22, 1893 by a group of fellow German immigrants representing local business people, Home Loan Bank is a community oriented financial institution offering traditional deposit and mortgage and consumer loan products. The Bank maintains a nine full-service office network in Fort Wayne, Decatur and New Haven.



           As a guide for our forthcoming 104th consecutive year, our challenge is to offer superior service and competitive prices through increased efficiency and close operating expense controls. Home Loan Bank is an equal opportunity employer and an equal housing lender.



           The common stock of Home Bancorp trades under the symbol HBFW on The Nasdaq National Market.

                                TABLE OF CONTENTS



               Corporate Profile

               President's Message to Shareholders

               Selected Consolidated Financial Information

               Management's Discussion & Analysis of Financial Condition &
                    Results of Operation

               Report of Independent Auditors

               Consolidated Balance Sheets

               Consolidated Statements of Income

               Consolidated Statements of Changes in Shareholders' Equity

               Consolidated Statements of Cash Flows

               Notes to Consolidated Financial Statements

               Corporate & Shareholder Information

               Home Loan Bank Office Locations

               Mission Statement

               Market Makers

               Directors & Officers

                          Fort Wayme...The Midwest Hub!


PRESIDENT'S MESSAGE TO OUR SHAREHOLDERS:

Fiscal year ended September 30, 1996 completed our first full year as a public company, as result of the March 29, 1995 conversion, with positive results for shareholders. We have reported successively higher outstanding loan balances in all six quarters of Home Bancorp's existence. Equally important, after an eighteen-month battle, legislation was passed on September 30, 1996 to recapitalize the Savings Association Insurance Fund (SAIF).

The price Home Loan Bank must pay for the resolution of the SAIF issue is a special assessment of 65.7 basis points (0.657%) on the insured deposits held as of March 31, 1995. This one-time after tax charge on September 30, 1996 of $1.0 million, or $0.35 per share, will somewhat distort the 1996 fiscal year earnings as of September 30, 1996. We now have a more competitive parity with commercial banks in terms of deposit insurance premiums and the interest rates which we can pay to our depositors. With the reduced deposit insurance premiums, we will realize an after tax savings of approximately $220,000, or $0.08 per share, in fiscal year 1997.

Fiscal year 1996 earnings, excluding the one-time SAIF $1.0 million special deposit premium assessment, would have increased by 7% over the prior year earnings. As a result of SAIF's $1.0 million charge, the actual 1996 yearly net income was $1,636,000, as compared to $2,461,000 for the prior year ended September 30, 1995.

Total deposits grew by $15.1 million or 5.9% to $271.2 million in fiscal 1996 from $256.1 million in fiscal year 1995. The assets at September 30, 1996 increased to $322.7 million from $313.2 million at fiscal 1995 year end.

During fiscal 1996, mortgage originations increased from prior year levels due to stable interest rates and a strong housing market; the majority of loans were of residential construction and purchase classifications. The Bank originated historical high annual loan volume of $83.5 million, a 17.3% increase over the previous record year of $71.2 million loans in 1994. Total loans net of unearned income at September 30, 1996 were $250.3 million, compared with $214.4 million a year ago, an increase of 16.7%.

Asset quality continues to be excellent. As of September 30, 1996, non-performing loans 90 days or more delinquent totaled $231,000 or 0.09% of total loans, compared to $97,000 or 0.05% of total loans on September 30, 1995. Non- performing assets, consisting solely of loans 90 days or more delinquent, totaled $231,000 or 0.07% of total assets at September 30, 1996, compared to $97,000 or 0.03% of assets on September 30, 1995.

The Company's loan to deposit ratio, following the stock conversion, stood at 81.5% on March 31, 1995 has reflected an 18-month increase to 92.3% at September 30, 1996. This loan growth consisted mainly of local 1-4 family dwelling loan originations.

"Quality" and "Efficiency" continue as corporate guidelines for our Company. The 1996 fiscal year operating (general and administrative) expenses (excluding SAIF one-time charge) to average assets was 1.52% compared to 1.53% for fiscal 1995. The efficiency ratio [non-interest operating expenses to net interest income plus non-interest income (excluding SAIF one-time charge)] for the year ended September 30, 1996 was 51.1% compared to 52.4% for the fiscal year ended September 30, 1995. Historically, the Company's operating costs and ratios have ranked among the most efficient in the thrift industry. These controls will continue to have high priority going forward in the ever-increasing competitive banking environment.

We have completed construction of our eighth branch office at the Dupont Crossing (neighborhood) Shopping Center, eight miles north of our corporate downtown office. The Dupont Banking Office centrally located within numerous residential subdivisions, ideal for retail deposits and residential lending, opened officially November 1996.

The initial quarterly dividend of $0.05 per share on common stock declared by the Board of Directors was paid June 20, 1996 to shareholders of record May 31, 1996. The third quarterly dividend of $0.05 per share was declared on the Company's common stock, payable December 19, 1996 to shareholders of record November 29, 1996.

To our shareholders, we extend our sincere thanks for your financial confidence. The directors, officers and talented staff take seriously our fiduciary responsibility to optimize shareholder value.

                                                         Cordially,


                                                         W. Paul Wolf
                                                         Chairman, President
                                                         Chief Executive Officer

                             SELECTED FINANCIAL DATA

Set forth below are selected financial and other data of the Company. This financial data is derived in part from the financial statements and related notes of the Company which are presented elsewhere in this Annual Report.

                                                                             At September 30,
                                                       -------------------------------------------------------------
                                                         1996         1995          1994         1993         1992
                                                         ----         ----          ----         ----         ----
                                                                             (In Thousands)
Summary of Financial Condition:
  Total assets....................................     $322,702     $313,185      $275,210     $238,632     $199,299
  Loans receivable, net(1)........................      250,306      214,405       200,678      171,529      141,426
  Cash and cash equivalents.......................       11,923       21,390        19,695       36,255       27,269
  Investment securities and FHLB Stock............       54,842       71,917        49,995       26,862       24,306
  Deposits........................................      271,185      256,108       251,340      217,310      179,865
  Shareholders' equity - substantially restricted.       46,713       54,060        21,370       19,020       17,405

(1)Includes loans held for sale of: $0 at September 30, 1996, 1995, and 1994; $139,000 at September 30, 1993; and $55,000 at September 30, 1992.

                                                                         Year Ended September 30,
                                                       -------------------------------------------------------------
                                                         1996          1995         1994          1993         1992
                                                         ----          ----         ----          ----         ----
                                                                              (In Thousands)
Summary of Operating Results:
  Interest income................................     $ 22,913      $ 21,120      $17,625       $15,824      $15,598
  Interest expense...............................       13,787        12,730       10,247         9,241        9,907
                                                      --------      --------      -------       -------      -------
    Net interest income..........................        9,126         8,390        7,378         6,583        5,691
  Provision for loan losses......................           13            87           45           437          520
                                                      --------      --------      -------       -------      -------
    Net interest income after provision for
     loan losses.................................        9,113         8,303        7,333         6,146        5,171
  Noninterest income:
    Gains on sales of interest-earning assets,
      net........................................            3             1           14            32           19
    Other........................................          227           220          250           198          184
                                                      --------      --------      -------       -------      -------
      Total noninterest income...................          230           221          264           230          203
  Noninterest expense:
    Compensation and benefits....................        2,512         2,088        1,806         1,540        1,293
    Occupancy and equipment......................          528           584          559           498          340
    SAIF deposit insurance premium.......                2,235           582          517           376          361
    Conversion costs.............................          ---           ---          486           ---          ---
    Other........................................        1,151         1,274          970         1,098          757
                                                      --------      --------      -------       -------      -------
      Total noninterest expense..................        6,426         4,528        4,338         3,512        2,751
                                                      --------      --------      -------       -------      -------
  Income before income taxes and cumulative
   effect of change in accounting principle......        2,917         3,996        3,259         2,864        2,623
  Income tax expense.............................        1,281         1,535        1,233         1,249        1,184
                                                      --------      --------      -------       -------      -------
  Income before cumulative effect of change
   in accounting principle.......................        1,636         2,461        2,026         1,615        1,439
  Cumulative effect of change in accounting
   for income taxes..............................          ---           ---          324           ---          ---
                                                      --------      --------      -------       -------      -------
  Net income.....................................     $  1,636      $  2,461      $ 2,350       $ 1,615      $ 1,439
                                                      ========      ========      =======       =======      =======

                                                                         Year Ended September 30,
                                                       -------------------------------------------------------------
                                                         1996         1995        1994         1993         1992
                                                         ----          ----       ----         ----         ----
                                                                            (In Thousands)
Performance Ratios:
  Return on average assets(1).......................      .52%         .83%        .88%         .74%         .77%
  Return on average shareholders' equity(2).........     3.21         6.50       11.47         8.79         8.55
  Interest rate spread(3)...........................     2.13         2.26        2.56         2.74         2.63
  Net yield on interest-earning assets(4)...........     2.96         2.88        2.84         3.07         3.10
  Operating expenses to average assets(5)(6)........     1.52         1.53        1.63         1.64         1.50
  Net interest income to operating expenses(6)......   190.80       185.61      170.06       187.50       206.87
  Average interest-earning assets to average
    interest-bearing liabilities....................   118.63       114.73      106.99       107.80       108.76

Capital Ratios:
  Shareholders' equity to assets(7).................    14.48        17.26        7.76         7.97         8.73
  Average shareholders' equity to average assets....    16.21        12.79        7.70         8.37         8.96

Asset Quality Ratios:
  Non-performing assets to total assets.............      .07          .03         .05          .11          .14
  Non-performing loans to total loans...............      .09          .05         .04          .15          .19
  Allowance for loan losses to net loans............      .55          .64         .64          .72          .59
  Allowance for loan losses to non-
    performing loans................................   599.57     1,410.71     1,431.11      489.76       308.03
  Net charge-offs to average loans..................      ---          ---          ---         .02          ---

  Number of full-service offices....................        8            8            8           8            7

(1)      Net income divided by average total assets.
(2)      Net income divided by average total shareholders' equity.
(3) Interest rate spread is determined by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(4)      Net interest income divided by average interest-earning assets.
(5)      Other expense divided by average total assets.
(6) The ratios for 1996 excludes $1.65 million pre-tax on non-recurring SAIF special assessment. Including the said exclusion, operating expenses to average assets would be 2.04%; net interest income to operating expenses would be 141.81%.
(7)      Total shareholders' equity divided by total assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

         The financial performance of Home Bancorp (the "Company") was impacted by a special assessment on all thrift institutions, including Home Loan Bank fsb (the "Bank"), at September 30, 1996 by the Federal Deposit Insurance Corporation ("FDIC") to capitalize the Savings Association Insurance Fund ("SAIF") at a congressionally mandated level of 1.25 percent of insured deposits. This one-time assessment of 65.7 basis points, based upon the insured deposit base of the Bank as of March 31, 1995, resulted in a $1.65 million expense before tax in the current fiscal year. The after tax cost of this assessment amounted to $1.0 million. The actual assessment will be remitted in the first quarter of fiscal 1997.

         Fiscal 1996 was the first full year of operation of the Company since the conversion of the Bank on March 29, 1995 from the mutual to stock form of ownership (the "Conversion"). On that date, the Company issued 3,303,178 shares of common stock at $10.00 per share, raising $30.1 million, net of funds used by the newly formed Employee Stock Ownership Plan (the "ESOP") to purchase shares in the Conversion and net of the costs of the Conversion. Concurrently with the issuance of the shares, the Bank converted from a mutual savings bank to a stock savings bank, and the Company acquired 100% of the stock of the Bank. All references to the Company prior to March 29, 1995, except where otherwise indicated, are to the Bank.

Financial Condition

         September 30, 1996 compared to September 30, 1995. The Company's total assets increased from $313.2 million as of September 30, 1995 to $322.7 as of September 30, 1996, an increase of $9.5 million or 3.0%. Shareholders' equity decreased from $54.1 as of September 30, 1995 to $46.7 million as of September 30, 1996, a decrease of $7.4 million or 13.7%. The decrease in shareholders' equity was primarily the net result of earnings for the year less the repurchase of 619,155 shares of common stock for $9.3 million, dividends paid on common stock and payments on benefit plans.

         Total cash and cash equivalents decreased from $21.4 million as of September 30, 1995 to $11.9 million as of September 30, 1996, a decrease of $9.5 million. Investment securities, including those held to maturity and available for sale, decreased from $69.9 million as of September 30, 1995 to $52.8 million as of September 30, 1996. The decreases in cash, cash equivalents, and investment securities were used primarily to fund growth in the loan portfolio and the repurchase of common stock.

         Net loans receivable increased $35.9 million or 16.7%, from $214.4 million as of September 30, 1995 to $250.3 million as of September 30, 1996. This increase was primarily the result of continued growth in one- to four-family residential loan originations in the Company's primary lending area. Mortgage loan originations increased as a result of demand attributable to a stable interest rate environment and employment base.

         Total deposits increased $15.1 million or 5.9%, from $256.1 million as of September 30, 1995 to $271.2 as of September 30, 1996. The increase in deposits was the result of an increase of $16.1 million in certificates of deposit, less a decrease of $1.0 million in transaction and passbook accounts. Management attributes growth in certificates of deposit to customer preferences for higher yielding instruments of deposit as opposed to the liquidity afforded lower yielding transactional accounts. The Company's pricing of certificates of deposit are consistent with that of its competitors. At September 30, 1996 the Company had $132.5 million in certificates of deposit with terms of one year or less as compared to $127.7 million for the same period ended September 30, 1995.

         September 30, 1995 compared to September 30, 1994. The Company's total assets increased from $275.2 million as of September 30, 1994 to $313.2 million as of September 30, 1995, an increase of $38.0 million or 13.8%. Shareholders' equity increased from $21.4 million as of September 30, 1994 to $54.1 million as of September 30, 1995, an increase of $32.7 million. These increases were primarily the result of the proceeds received in the stock conversion.

         Total cash and cash equivalents increased from $19.7 million as of September 30, 1994 to $21.4 million as of September 30, 1995, an increase of $1.7 million or 8.6%. Investment securities increased $21.8 million, or 45.3%, from $48.1 million as of September 30, 1994 to $69.9 million as of September 30, 1995 as a result of the deployment of funds received from the stock conversion. The Company's purchase of investment securities consisted primarily of short-term laddered U.S. Treasury Obligations and investments in overnight accounts which afforded management the opportunity to enhance yields while maintaining a high liquidity level.

         Loans receivable increased $13.7 million from $200.7 million at September 30, 1994 to $214.4 million at September 30, 1995, primarily due to an increase in one- to four-family residential mortgage loan originations as a result of the falling long-term interest rate environment prevalent during fiscal 1995. The increase in loan originations was funded primarily with conversion proceeds and increased deposits.

         Total deposits increased $4.8 million or 1.9%, from $251.3 million as of September 30, 1994 to $256.1 million as of September 30, 1995. Deposits increased despite the approximately $9.9 million of funds withdrawn by customers to purchase the Company's stock in the Conversion. The increase in deposits was the result of an $8.1 million increase in certificates of deposit, while transaction and passbook accounts decreased $3.4 million. Management attributes the increase in certificates of deposit to customer preferences for the higher rates paid on such deposits relative to the liquidity advantage of transaction accounts. Furthermore, as rates have fallen on certificates of deposit during fiscal 1995, customers have invested in longer term certificates of deposits to preserve the higher yields. At September 30, 1995, the Company had $127.7 million in certificates of deposit with terms of one year or less as compared to $131.7 million at September 30, 1994, while certificates of deposit with terms greater than three years have increased from $42.5 million as of September 30, 1994 to $52.7 million.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1996 and 1995

         General. Net income for the year ended September 30, 1996 was $1.6 million, a decrease of $825,000 compared to net income of $2.4 million for the year ended September 30, 1995. Net income for fiscal 1996 was impacted by a $1.0 million after tax special assessment by the FDIC to capitalize the SAIF to its statutory reserve level of at least 1.25%. The assessment on September 30, 1996, was 0.657% of Home Loan Bank's insured deposits as of March 31, 1995. Beginning January 1, 1997, the legislation provides that the Bank's annual deposit insurance premium will be reduced from .23% to .064% of insured deposits.

         Interest Income. Interest income increased $1.8 million or 8.5%, from $21.1 million for the year ended September 30, 1995 to $22.9 million for the year ended September 30, 1996. Interest income on mortgage loans increased $2.0 million while interest income on investments and other interest-earning assets decreased $171,000 during fiscal 1996 as compared to fiscal 1995. The increase in interest income for fiscal 1996 was primarily the result of an increase in the average balance of interest-earning assets and a modest improvement in the yield of those balances. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Interest Expense. Interest expense increased $1.1 million or 8.7%, from $12.7 million for the year ended September 30, 1995 to $13.8 million for the year ended September 30, 1996. The increase in interest expense was the result of the higher rate paid on and an increase in the average balance of certificates of deposit during fiscal 1996. The weighted average rate paid on deposits for fiscal 1996 increased 31 basis points to 5.30% from 4.99% for fiscal 1995. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Net Interest Income. Net interest income increased $735,000 or 8.8%, from $8.4 million for the year ended September 30, 1995 to $9.1 million for the year ended September 30, 1996. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread decreased from 2.26% during fiscal 1995 to 2.13% during fiscal 1996 and was 2.14% at September 30, 1996. The narrowing of the interest rate spread during the fiscal year reflected the customer's preference for term deposits in a period when market interest rates stabilized.

         Provision for Loan Losses. The provision for loan losses for the year ended September 30, 1996 was $13,200 compared to $87,000 in the prior year, a decrease of $73,800. The decrease in the provision for loan losses for fiscal 1996 was based on, among other things, the continued low levels of credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1996 the Company's allowance for loan losses totaled $1.4 million or .55% of net loans receivable and 599.57% of total non-performing loans. In management's assessment, growth in the Company's residential loan portfolio has not significantly raised anticipated risk exposures nor impaired the Company's ability to absorb future loan losses.

         In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, and the Company's historically low loan losses and the levels of the allowance for loan losses established by the Company's peers in assessing the adequacy of the loan loss allowance. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans. The Company had no loan losses in fiscal 1996.

         The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of its allowance for loan losses is subject to review by the OTS as part of their examination process, which may result in the establishment of additional allowances based upon their judgment of the information available to them at the time of their examination.

         Noninterest Income. Noninterest income increased from $221,000 in fiscal 1995 to $231,000 in fiscal 1996. The increase was primarily the result of increases in service charges and fees, and a modest increase in gains from the sale of loans in the secondary market.

         Noninterest Expense. Noninterest expense increased $1.9 million or 42.2%, from $4.5 million in fiscal 1995 to $6.4 million in fiscal 1996. Of the increase, $1.65 million was attributable to the special SAIF assessment by the FDIC. Noninterest expense without the foregoing non-recurring item would have increased approximately $250,000 or 5.5%, from fiscal 1995 to fiscal 1996. The increase in noninterest expense was primarily the result of increases in compensation and employee benefit expenses, while other general and administrative expenses decreased during the comparable period.

         Increased compensation and benefit expenses of $423,000 from fiscal 1995 to 1996 were primarily due to a full year's expense for costs associated with the ESOP, the shareholder approved Recognition and Retention Plan ("RRP"), and general cost of living increases. Fiscal year 1995 included only six months of expense associated with the ESOP. The RRP program was not ratified until the 1996 fiscal year. Net occupancy and equipment expense decreased $56,000 in fiscal 1996 primarily due to decreases in depreciation expenses and non-recurring expenses incurred in fiscal 1995. Other general and administrative expenses decreased by $123,000 in the current fiscal year primarily from cost containment and efficiency initiatives.

         Income Tax Expense. Income tax expense decreased from $1.5 million in fiscal 1995 to $1.3 million in fiscal 1996, as a result of lower pretax earnings for the period. Included in the tax expense for fiscal 1996 is the tax benefit associated with the special SAIF assessment, which effectively lowered the Company's tax liability by $650,000.

Comparison of the Fiscal Years Ended September 30, 1995 and 1994

         General. Net income for the year ended September 30, 1995 was $2.4 million, an increase of $111,000 compared to net income for the year ended September 30, 1994. Net income for fiscal 1994 included $324,000 resulting from the cumulative effect of a change in the method of accounting for income taxes, as required by Statement of Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Net income before the cumulative effect of the change in accounting principle increased $435,000 or 21.4% from fiscal 1994 to fiscal 1995. The increase in net income for the year ended September 30, 1995 was primarily the result of a $1.0 million increase in net interest income, partially offset by a decrease in noninterest income and increases in noninterest expenses and income taxes as more fully described below.

         Interest Income. Interest income increased $3.5 million or 19.9%, from $17.6 million to $21.1 million for the year ended September 30, 1995. Interest income on mortgage loans increased $1.5 million and interest income on investment securities and other interest-earning assets increased $1.8 million during fiscal 1995 as compared to fiscal 1994. The increase in interest income was the result of an increase in both the average balance of interest- earning assets from the investment of the conversion proceeds and higher yields earned on those balances. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Interest Expense. Interest expense increased $2.5 million or 24.5%, from $10.2 million to $12.7 million for the year ended September 30, 1995. The increase in interest expense was the result of the higher rate paid on and an increase in the average balance of certificates of deposit during fiscal 1995. The weighted average rate paid on deposits for fiscal 1995 increased 77 basis points to 4.99% from 4.22% for fiscal 1994, a result of an increase in market interest rates generally. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Net Interest Income. Net interest income increased $1.0 million or 13.7%, from $7.3 million to $8.3 million for the year ended September 30, 1995. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as discussed above. The Company's interest rate spread decreased from 2.56% during fiscal 1994 to 2.26% during fiscal 1995 and was 1.89% at September 30, 1995. The narrowing of the interest rate spread occurred due to increasing short-term rates of interest, while long-term rates remained flat or decreased, resulting in the Company's interest-bearing liabilities repricing upward faster than its interest-earning assets.

         Provision for Loan Losses. The provision for loan losses for the year ended September 30, 1995 was $87,000 compared to $45,000 in the prior year, an increase of $42,000. The increase in the provision for loan losses for fiscal 1995 was based on, among other things, the increased growth in the Company's residential loan portfolio. At September 30, 1995 the Company's allowance for loan losses totaled $1.4 million or .64% of net loans receivable and 1410.71% of total non-performing loans. The allowance for loan losses increased by the amount of the provision less approximately $2,600 of charge-offs for the year ended September 30, 1995.

         Noninterest Income. Noninterest income decreased from $264,000 in fiscal 1994 to $221,000 in fiscal 1995. The decrease was primarily the result of a decline in prepayment penalties on loans and a decline in gains from the sales of loans in the secondary market, partially offset by increases in service charges and fees. The decline in income derived from prepayment penalties was a result of the Company's decision to phase-out prepayment penalties on residential mortgage loans consistent with the practice of other financial institutions in its market place. Gains on the sale of 30 year loans in the secondary market declined due to a decline in volume.

         Noninterest Expense. Noninterest expense increased $190,000 or 4.4%, from $4.3 million in fiscal 1994 to $4.5 million in fiscal 1995. Noninterest expense for fiscal 1994 included $486,000 resulting from the Bank's unsuccessful attempt to convert from a state chartered mutual savings bank to a state chartered stock savings bank. See Note 16 of the Notes to Consolidated Financial Statements. Noninterest expense without the foregoing non- recurring item would have increased $676,000 or 15.7% from fiscal 1994 to fiscal 1995. The increase in noninterest expense was primarily the result of a $304,000 or 31.3% increase in other noninterest expenses, a $282,000 or 15.6% increase in compensation and benefits and a $65,000 or 12.5% increase in federal deposit insurance premiums as a result of a larger deposit base.

         Increased compensation and benefit expenses were primarily due to a $174,000 expense associated with the ESOP as well as general cost of living increases. Increases in other noninterest expenses consisted primarily of the following: an $82,000 increase in professional fees, primarily supervisory and regulatory fees related to the Bank's change from a state-chartered to a federally-chartered institution during fiscal 1995 and a $62,000 increase in advertising and promotional expenses as the Company responded to competition in the market area.

         Income Tax Expense. Income tax expense increased from $1.2 million in fiscal 1994 to $1.5 million in fiscal 1995, as a result of higher pretax earnings for the period.

Average Balances, Interest Rates and Yields


                                                     At
                                                 September 30,                        For the Year Ended September 30,
                                            -------------------    -----------------------------------------------------------------
                                                    1996                           1996                               1995
                                            -------------------    ---------------------------------   -----------------------------
                                                                                           (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning deposits..................$ 10,716      5.22%    $ 17,927      $ 1,009       5.63%   $  17,361  $    968     5.58%
 Investment securities......................  52,788      6.37       57,479        3,627       6.31       65,034     3,852     5.92
 Loans...................................... 250,306      7.69      231,047       18,119       7.84      206,913    16,156     7.81
 FHLB stock.................................   2,054      7.85        2,008          158       7.87        1,896       145     7.65
                                            --------               --------      -------                --------   -------
   Total interest-earning assets............ 315,864      7.38      308,461       22,913       7.43      291,204    21,121     7.25
                                                                                 =======                           =======
Noninterest-earning assets..................   6,838                  6,184                                5,017
                                            --------               --------                             --------
   Total assets............................. 322,702                314,645                              296,221
                                            ========               ========                             ========
Interest-Bearing Liabilities:
 Savings accounts...........................  16,523      2.76       16,981          482       2.84       19,832       586     2.95
 NOW and money market accounts..............  20,888      1.64       20,819          382       1.83       21,631       409     1.89
 Certificates of deposits................... 233,774      5.74      222,219       12,923       5.82      213,663    11,735     5.49
                                            --------               --------      -------                --------   -------
   Total interest-bearing liabilities....... 271,185      5.24      260,019       13,787       5.30      255,126    12,730     4.99
                                                                                 -------                           -------
 Noninterest-bearing liabilities............   4,804                  3,606                                3,208
                                            --------              ---------                            ---------
   Total liabilities........................ 275,989                263,625                              258,334
 Shareholders' equity.......................  46,713                 51,020                               37,887
                                            --------              ---------                            ---------
   Total liabilities and retained earnings   322,702                314,645                              296,221
                                            --------              ---------                            ---------
Net interest-earning assets.................$ 44,679              $  48,442                            $  36,078
                                            ========              =========                            =========
Net interest income.........................                                     $ 9,126                          $  8,391
                                                                                 -------                          --------
Interest rate spread(1).....................              2.14%                                2.13%                           2.26%
Net yield on weighted average interest-
 earning assets(2)..........................                                                   2.96%                           2.88%
Average interest-earning assets to
 average interest-bearing liabilities.......                         118.63%                              114.14%
________________
                                                       For the Year Ended September 30,
                                                     -----------------------------------
                                                                     1994
                                                     -----------------------------------
Interest-Earning Assets:
 Interest-earning deposits..................         $  32,141     $  1,146        3.57%
 Investment securities......................            36,134        1,930        5.34
 Loans......................................           190,094       14,465        7.61
 FHLB stock.................................             1,606           84        5.23
                                                     ---------     --------
   Total interest-earning assets............           259,975       17,625        6.78
                                                                   --------
Noninterest-earning assets..................             6,140
                                                     ---------
   Total assets.............................           266,115
                                                     ---------
Interest-Bearing Liabilities:
 Savings accounts...........................            24,443          694        2.84
 NOW and money market accounts..............            22,330          437        1.96
 Certificates of deposits...................           196,197        9,116        4.65
                                                     ---------     --------
   Total interest-bearing liabilities.......           242,970       10,247        4.22
                                                                   --------
 Noninterest-bearing liabilities............             2,657
                                                     ---------
   Total liabilities........................           245,627
 Shareholders' equity.......................            20,488
                                                     ---------
   Total liabilities and retained earnings             266,115
                                                     ---------
Net interest-earning assets.................         $  17,005
                                                     ---------
Net interest income.........................                       $  7,378
                                                                   --------
Interest rate spread(1).....................                                       2.56%
Net yield on weighted average interest-
 earning assets(2)..........................                                       2.84%
Average interest-earning assets to
 average interest-bearing liabilities.......            107.00%
________________

(1) Net interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Net interest rate spread must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on average interest-earning assets is calculated by dividing net interest income by total interest-earning assets for the period indicated. No net yield figure is presented at September 30, 1996, because the computation of net yield is applicable only over a period rather than at a specific date.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume that cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                           Year Ended September 30,
                                   --------------------------------------------------------------------------
                                               1996 vs. 1995                          1995 vs. 1994
                                   -----------------------------------        -------------------------------
                                           Increase                               Increase
                                          (Decrease)           Total             (Decrease)         Total
                                            Due to           Increase              Due to          Increase
                                     Volume       Rate      (Decrease)        Volume     Rate     (Decrease)
                                     ------       ----      ----------        ------     ----     ----------
                                                             (Dollars in Thousands)
Interest-earning assets:
 Interest-earning deposits ...     $    32      $     9      $    41      $  (661)     $   483      $  (178)
 Investment securities .......        (466)         241         (225)       1,692          230        1,922
 Loans .......................       1,892           71        1,963        1,306          385        1,691
 FHLB stock ..................           9            4           13           17           44           61
                                   -------      -------      -------      -------      -------      -------
   Total .....................     $ 1,467      $   325        1,792      $ 2,354      $ 1,142        3,496
                                   =======      =======      -------      =======      =======      -------
Interest-bearing liabilities:
 Savings accounts ............     $   (82)     $   (22)        (104)     $  (135)     $    27         (108)
 NOW and money market accounts         (15)         (12)         (27)         (13)         (15)         (28)
 Certificates of deposit .....         481          707        1,188          860        1,759        2,619
                                   -------      -------      -------      -------      -------      -------
   Total .....................     $   384      $   673        1,057      $   712      $ 1,771        2,483
                                   =======      =======      -------      =======      =======      -------
Change in net interest income                                $   735                                $ 1,013
                                                             =======                                =======

Asset/Liability Management

         The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management of the Bank believes it is important to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         OTS regulations provide a NPV approach to the quantification of interest rate risk. Under OTS regulations, an institution's "normal" level of interest rate risk, in the event of an assumed change in interest rate, is a decrease in the institution's NPV in an amount not exceeding two percent of the present value of its assets. Thrift institutions with greater than normal interest rate exposure, as defined above, must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro-forma decrease in NPV) and (b) its normal level of exposure which is two percent of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed.

         At September 30, 1996, a change in the interest rate of positive 200 basis points would have resulted in a 2.53% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a 0.66% increase in the NPV as a percent of the present value of the Bank's assets. Accordingly, a deduction to risk-based capital would have been required as of September 30, 1996 if the regulation were in effect. The Bank, however, would still have been considered "well capitalized" under current regulatory guidelines.

         Presented below, as of September 30, 1996, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 400 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

    Change in                                              At September 30, 1996
  Interest Rate        Board Limit         Estimated         Amount    Percent
  (Basis Points)      Percent Change         NPV             Change    Change
  --------------      --------------         ---             ------    ------
                                  (Dollars In Thousands)
     +400 bp              -34%             $25,606          $-21,015    -45%
     +300 bp              -27               30,993           -15,627    -34
     +200 bp              -20               36,462           -10,158    -22
     +100 bp              -12               41,820            -4,800    -10
        0 bp              ---               46,620              ---     ---
     -100 bp              - 9               50,076             3,456      7
     -200 bp              -12               50,485             3,865      8
     -300 bp              -19               48,030             1,410      3
     -400 bp              -23               45,786              -835     -2

         As indicated in the table above, the Bank has structured its assets and liabilities in an attempt to maintain interest rate risk at a level deemed acceptable by the Board. The percentage change of NPV in rising interest rates of +200 bp and above exceeds approved Board limits due to upward pressure on interest rates during the period. The Board reviews the OTS measurements on a quarterly basis and has chosen to monitor and adjust exposures rather than limits. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis and manages interest rate risk by applying the following policies:

         Promoting adjustable rate mortgages. Adjustable rate mortgages ("ARMs") are viewed by management as the most viable option for managing interest rate exposure. The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. The Company offers adjustable rate loan products that reprice as frequently as every year or can be fixed for a term of up to seven years and adjust yearly thereafter.

         Originating 10, 15 and 20 year fixed rate mortgages. By retaining these mortgages in the loan portfolio, and selling mortgages with terms of 30 years, management can reduce its interest rate exposure. Loans with maturities of 30 years are currently classified as held for sale by the Company at origination. There were no loans held for sale at September 30, 1996. The Company retains the servicing on loans sold in the secondary market.

         Emphasizing long-term deposits. The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates and concentrates a portion of its advertising and promotional campaigns on attracting longer-term deposit products. It also monitors the maturities on an ongoing basis.

         Actively managing liquidity position. Management actively manages the Company's liquidity position in anticipation of changing interest rate exposure. The primary objective of the Company's investment strategy is to provide liquidity necessary to meet funding needs as well as address daily, cyclical and long-term changes in the asset/liability mix while contributing to profitability by providing a stable flow of dependable earnings. Generally, the Company invests funds based on its liquidity needs and to achieve the proper balance between the desire to minimize risk and maximize yield to fulfill its asset/liability management policies.

         Actively marketing short-term home equity loans. Short-term home equity lines of credit and home improvement loans offer higher yields while lowering interest rate exposure through their relatively short-term maturities.

         In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities for periods of re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal level would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debts may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Liquidity And Capital Resources

         The Bank's primary sources of funds are deposits, principal and interest payments on loans and maturities of investment securities. While maturities of securities and scheduled amortizations of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At September 30, 1996, the Bank's liquidity ratio was 22.9%.

         Management structures the liquid asset portfolio of the Bank to meet the cash flow needs of operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on loans and investments less interest paid on deposits, were $4.3 million, $2.5 million and $2.5 million for the years ended September 30, 1996, 1995 and 1994, respectively. Net cash flows used for investing activities, consisting primarily of disbursements for loan originations and investments purchased offset by principal collections on loans and proceeds from the maturity of investments, were $19.4 million, $35.8 million and $53.1 million for the years ended September 30, 1996, 1995 and 1994, respectively. Net cash provided by financing activities, consisting primarily of net deposit activity and cash provided by the Conversion, was $5.6 million, $35.0 million and $34.0 million for the years ended September 30, 1996, 1995 and 1994, respectively. If the Bank requires additional funds beyond its ability to acquire them locally, it has borrowing capability through the FHLB of Indianapolis. At September 30, 1996, the Bank had no advances from the FHLB of Indianapolis or other borrowings outstanding and has not had any such advances or other borrowings outstanding since 1983.

         The Bank uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1996, the Bank had outstanding commitments to extend credit which amounted to $14.2 million (including $8.4 million in unused lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

         At September 30, 1996, the Bank had tangible and core capital of $38.5 million, or 12.13% of adjusted total assets, which was approximately $33.7 million and $28.9 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1996 of $39.8 million (including $38.5 million in core capital), or 27.12% of risk-weighted assets of $146.8 million. This amount was $28.1 million above the 8.0% requirement in effect on that date.

         The Company also has a need for, and sources of, liquidity. Liquidity is required to fund operating expenses, stock repurchase programs, as well as the payments of any dividends to shareholders. The primary source of liquidity for the Company on an ongoing basis is dividends from the Bank. During 1996, the Bank paid dividends in the amount of $907,000 to the Company. In addition, the Company has access to public debt and equity markets. The Company currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary.

Uses and Sources of Funds

         During the year ended September 30, 1996, there was a net decrease of $9.5 million in cash and cash equivalents, as uses offset sources of funds. Primary uses of cash during the fiscal year 1996 included funding an increase of $35.9 million in the loan portfolio, the repurchase of $9.3 million in treasury shares, and the purchase of $6.1 million in securities. The major source of funds included $23.0 million from the maturity and sales of securities and a $15.0 million increase in deposits. The Company paid a total of $0.10 per share on common stock, or a total of $264,000 to its shareholders during fiscal 1996.

         During the year ended September 30, 1995, there was a net increase of $1.7 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Major uses of cash during the fiscal year 1995 included funding an increase of $13.9 million in the loan portfolio and the purchase of $41.8 million in investment securities. A major source of cash during the year included the proceeds from the stock issuance, net of conversion costs and stock acquired by the ESOP, of $30.1 million. Other sources of funds included a $4.8 million increase in deposits and proceeds from the maturity of $20.0 million in investment securities.

         During the year ended September 30, 1994, there was a net decrease of $16.6 million in cash and cash equivalents. Major uses of cash during fiscal 1994 included funding an increase of $29.3 million in the loan portfolio, purchasing $44.3 million in investment securities and originating $1.2 million of loans to be sold in the secondary market. Major sources of cash during the year, which partially offset the uses of cash, included a $34.0 million increase in deposits, proceeds from maturities of investment securities of $21.0 million and proceeds from the sale of loans of $1.3 million.

Impact Of Inflation

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the prices of goods and services.

                                  HOME BANCORP
                               Fort Wayne, Indiana

                        CONSOLIDATED FINANCIAL STATEMENTS









                                    CONTENTS









               REPORT OF INDEPENDENT AUDITORS


               CONSOLIDATED FINANCIAL STATEMENTS

               CONSOLIDATED BALANCE SHEETS SEPTEMBER 30, 1996 AND 1995

               CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED SEPTEMBER 30, 1996,
                    1995 AND 1994

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'  EQUITY YEARS
                    ENDED SEPTEMBER 30, 1996, 1995 AND 1994

               CONSOLIDATED  STATEMENTS OF CASH FLOWS YEARS ENDED  SEPTEMBER 30,
                    1996, 1995 AND 1994

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
  of Home Bancorp:


We have audited the accompanying consolidated balance sheets of Home Bancorp as of September 30, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended September 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Bancorp as of September 30, 1996 and 1995 and the results of its operations and its cash flows for the years ended September 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for securities effective October 1, 1994 and its method of accounting for income taxes effective October 1, 1993 to conform to new accounting guidance.





                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
October 23, 1996

                                  HOME BANCORP
                              FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

                                  HOME BANCORP

              The accompanying notes are an integral part of these consolidated financial statements.

                                      CONSOLIDATED BALANCE SHEETS
                                      September 30, 1996 and 1995

                                                                            1996              1995
                                                                            ----              ----
ASSETS
Cash on hand and in other banks ................................     $   1,206,753      $   1,029,598
Federal funds sold .............................................         6,100,000         17,000,000
Interest-earning deposits in other banks .......................         4,615,815          3,360,129
                                                                     -------------      -------------
     Total cash and cash equivalents ...........................        11,922,568         21,389,727
Securities available for sale ..................................         3,969,375               --
Securities held to maturity (fair value:  1996 - $49,273,000
  and 1995 - $70,622,000) ......................................        48,818,448         69,949,107
Loans receivable, net of allowance for loan losses
  of $1,385,589 in 1996 and $1,372,357 in 1995 .................       250,305,646        214,404,753
Federal Home Loan Bank stock, at cost ..........................         2,054,200          1,967,500
Accrued interest receivable ....................................         2,260,499          2,681,613
Premises and equipment, net ....................................         2,594,917          2,331,986
Other assets ...................................................           776,261            460,197
                                                                     -------------      -------------

     Total assets ..............................................     $ 322,701,914      $ 313,184,883
                                                                     =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Non-interest-bearing demand deposits ......................     $   5,032,975      $   4,647,886
     Savings, NOW and MMDA deposits ............................        32,378,241         33,831,941
     Certificates of deposit ...................................       233,774,251        217,628,228
                                                                     -------------      -------------
         Total deposits ........................................       271,185,467        256,108,055

     Advances from borrowers for taxes and insurance ...........         1,886,859          1,798,345
     Accrued expenses and other liabilities ....................         2,916,373          1,218,031
                                                                     -------------      -------------
         Total liabilities .....................................       275,988,699        259,124,431
                                                                     -------------      -------------

                                      CONSOLIDATED BALANCE SHEETS
                                      September 30, 1996 and 1995
                                              (continued)

                                                                            1996              1995
                                                                            ----              ----
Shareholders' equity
     Preferred stock, no par value;  5,000,000 shares
       authorized; none issued .................................              --                 --
     Common stock, no par value;  10,000,000 shares
       authorized;  3,381,505 shares issued and 2,762,350 shares
       outstanding at September 30, 1996; 3,303,178 shares
       issued and outstanding at September 30, 1995 ............        33,758,217         32,445,205
     Retained earnings, substantially restricted ...............        25,203,053         23,831,000
     Net unrealized appreciation on securities
       available for sale, net of tax of $1,608 ................             3,124               --
     Unearned Employee Stock Ownership Plan shares .............        (2,001,177)        (2,215,753)
     Unearned Recognition and Retention Plan shares ............          (955,589)              --
     Treasury stock at cost, 619,155 common shares .............        (9,294,413)              --
                                                                     -------------      -------------
         Total shareholders' equity ............................        46,713,215         54,060,452
                                                                     -------------      -------------

         Total liabilities and shareholders' equity ............     $ 322,701,914      $ 313,184,883
                                                                     =============      =============

                                CONSOLIDATED STATEMENTS OF INCOME
                          Years ended September 30, 1996, 1995 and 1994

                                                        1996            1995            1994
                                                        ----            ----            ----
Interest income
     Loans receivable, including fees
         Mortgage loans .......................     $17,463,746     $15,585,034     $14,085,182
         Consumer and other loans .............         655,700         570,534         379,591
     Securities ...............................       3,626,283       3,852,449       2,290,033
     Other interest and dividend income .......       1,167,304       1,112,607         870,324
                                                    -----------     -----------     -----------
                                                     22,913,033      21,120,624      17,625,130

Interest expense
     Deposits .................................      13,787,143      12,730,160      10,246,628
                                                    -----------     -----------     -----------

Net interest income ...........................       9,125,890       8,390,464       7,378,502

Provision for loan losses .....................          13,200          87,000          44,914
                                                    -----------     -----------     -----------

Net interest income after provision
  for loan losses .............................       9,112,690       8,303,464       7,333,588

Noninterest income
     Gains on sales of interest-earning
       assets, net ............................           3,550           1,310          14,475
     Net gain on sale of foreclosed real estate            --              --             2,898
     Other ....................................         227,024         219,352         246,722
                                                    -----------     -----------     -----------
                                                        230,574         220,662         264,095

Noninterest expenses
     Compensation and employee benefits .......       2,511,718       2,088,256       1,806,542
     Occupancy and equipment ..................         528,360         584,010         558,751
     Federal deposit insurance premium ........       2,235,132         582,117         517,122
     Conversion costs .........................            --              --           486,388
     Other ....................................       1,150,883       1,273,814         969,958
                                                    -----------     -----------     -----------
                                                      6,426,093       4,528,197       4,338,761

                                CONSOLIDATED STATEMENTS OF INCOME
                          Years ended September 30, 1996, 1995 and 1994
                                           (continued)

                                                        1996            1995            1994
                                                        ----            ----            ----
Income before income taxes and cumulative
  effect of change in accounting principle ....       2,917,171       3,995,929       3,258,922

Income tax expense ............................       1,281,171       1,534,929       1,232,922
                                                    -----------     -----------     -----------

Income before cumulative effect of change in
  accounting principle ........................       1,636,000       2,461,000       2,026,000

Cumulative effect of change in accounting for
  income taxes ................................            --              --           324,000
                                                    -----------     -----------     -----------
Net income ....................................     $ 1,636,000     $ 2,461,000     $ 2,350,000
                                                    ===========     ===========     ===========
Earnings per common share subsequent
  to conversion ...............................     $       .57     $       .44             N/A
                                                    ===========     ===========



                                                            HOME BANCORP
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended September 30, 1996, 1995 and 1994


                                                                                           Net Unrealized
                                                                                            Appreciation           Unearned
                                                                                            on Securities       Employee Stock
                                                            Common           Retained      Available For Sale     Ownership
                                                             Stock           Earnings         Net of Tax         Plan Shares
                                                             -----           --------         ----------          -----------
Balances at October 1, 1993 .........................                      $ 19,020,000

Net income for the year ended September 30, 1994 ....                         2,350,000
                                                                           ------------

Balances at September 30, 1994 ......................                        21,370,000

Proceeds from the sale of 3,303,178 shares of
  common stock, net of conversion costs .............     $ 32,400,000             --                            $ (2,312,090)

12,350 shares committed to be released under the
  Employee Stock Ownership Plan (ESOP) ..............           45,205             --                                  96,337

Net income for the year ended September 30, 1995 ....             --          2,461,000                                 --
                                                          ------------     ------------                          ------------

Balances at September 30, 1995 ......................       32,445,205       23,831,000                            (2,215,753)

Cash dividends declared on common stock -
  $.10 per share ....................................             --           (263,947)                                --

23,237 shares committed to be released under the
  Employee Stock Ownership Plan (ESOP) ..............          118,525             --                                 214,576

78,327 shares issued under the RRP ..................        1,194,487             --                                   --

Amortization of RRP contribution ....................             --               --                                   --

Purchase 619,155 shares of treasury stock ...........             --               --                --                 --

Net change in unrealized appreciation on
  securities available for sale, net of tax of $1,608             --               --        $      3,124               --


Net income for the year ended September 30, 1996 ....             --          1,636,000              --                 --
                                                          ------------     ------------      ------------        ------------

Balances at September 30, 1996 ......................     $ 33,758,217     $ 25,203,053      $      3,124        $ (2,001,177)
                                                          ============     ============      ============        ============

                                                            HOME BANCORP
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended September 30, 1996, 1995 and 1994
                                                            (continued)

                                                        Unearned
                                                       Recognition                               Total
                                                      and Retention           Treasury       Shareholders'
                                                       Plan Shares              Stock           Equity
                                                       -----------              -----           ------
Balances at October 1, 1993..........................                                       $ 19,020,000

Net income for the year ended September 30, 1994.....                                           2,350,000
                                                                                             ------------

Balances at September 30, 1994.......................                                          21,370,000

Proceeds from the sale of 3,303,178 shares of
  common stock, net of conversion costs..............                                          30,087,910

12,350 shares committed to be released under the
  Employee Stock Ownership Plan (ESOP)...............                                             141,542

Net income for the year ended September 30, 1995.....                                           2,461,000
                                                                                             ------------

Balances at September 30, 1995.......................                                          54,060,452

Cash dividends declared on common stock -
  $.10 per share.....................................                                            (263,947)

23,237 shares committed to be released under the
  Employee Stock Ownership Plan (ESOP)...............                                             333,101

78,327 shares issued under the RRP ..................     $ (1,194,487)

Amortization of RRP contribution ....................          238,898                            238,898

Purchase 619,155 shares of treasury stock............            --         $ (9,294,413)      (9,294,413)

Net change in unrealized appreciation on
  securities available for sale, net of tax of $1,608            --                --               3,124


Net income for the year ended September 30, 1996.....            --                --           1,636,000

                                                          ------------      ------------      ------------
Balances at September 30, 1996.......................     $   (955,589)     $ (9,294,413)   $  46,713,215
                                                          ============      ============    =============

                                                  HOME BANCORP
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 Years ended September 30, 1996, 1995 and 1994


                                                                   1996              1995              1994
                                                                   ----              ----              ----
Cash flows from operating activities
     Net income .........................................     $  1,636,000      $  2,461,000      $  2,350,000
     Adjustments to reconcile net income to net cash
       from operating activities
         Cumulative effect of change in accounting
           principle ....................................             --                --            (324,000)
         Depreciation ...................................          181,463           230,196           239,737
         Provision for loan losses ......................           13,200            87,000            44,914
         Gain on sale of securities .....................           (1,438)             --                --
         Gain on sale of loans ..........................           (2,112)           (1,310)          (14,475)
         Gain on sale of foreclosed real estate .........             --                --              (2,898)
         Loans originated for sale ......................         (123,500)         (142,500)       (1,155,697)
         Proceeds from loan sales .......................          125,612           143,810         1,308,876
         ESOP expense ...................................          333,101           141,542              --
         Amortization of RRP contribution ...............          238,898              --                --
         Loss on disposal of premises and equipment .....             --                --               1,121
         Amortization of premiums and accretion of
           discounts, net ...............................          127,892           (96,539)          162,232
         Change in
              Accrued interest receivable ...............          421,114          (897,037)         (255,876)
              Other liabilities .........................        1,698,342           333,386           240,287
              Other assets ..............................         (317,673)          206,274           (96,605)
                                                              ------------      ------------      ------------
                  Net cash from operating activities ....        4,330,899         2,465,822         2,497,616

Cash flows from investing activities
     Proceeds from maturities of securities held-to-
       maturity .........................................       21,000,000        20,000,000              --
     Proceeds from investment securities ................             --                --          21,000,000
     Proceeds from sales of securities available for sale        2,032,376              --                --
     Purchase of securities available for sale ..........       (5,992,813)             --                --
     Purchase of securities held to maturity ............             --         (41,682,500)             --
     Purchase of investment securities ..................             --                --         (43,855,820)
     Purchase of Federal Home Loan Bank stock ...........          (86,700)         (142,100)         (439,500)
     Net change in loans ................................      (35,914,093)      (13,859,388)      (29,281,798)
     Purchase of premises and equipment .................         (444,394)         (126,554)         (523,223)
                                                              ------------      ------------      ------------
         Net cash from investing activities .............      (19,405,624)      (35,810,542)      (53,100,341)

                                                     HOME BANCORP
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Years ended September 30, 1996, 1995 and 1994
                                                     (continued)

                                                                  1996             1995             1994
                                                                  ----             ----             ----
Cash flows from financing activities
     Net change in deposits ...........................       15,077,412         4,767,771       34,030,677
     Increase in advance payments by
       borrowers for taxes and insurance ..............           88,514           183,423           12,022
     Purchase of treasury stock .......................       (9,294,413)             --               --
     Cash dividends paid ..............................         (263,947)             --               --
     Proceeds from stock issue, net of conversion costs
       and stock acquired by ESOP .....................             --          30,087,910             --
                                                            ------------      ------------     ------------
         Net cash from financing activities ...........        5,607,566        35,039,104       34,042,699
                                                            ------------      ------------     ------------

Net change in cash and cash equivalents ...............       (9,467,159)        1,694,384      (16,560,026)

Cash and cash equivalents at beginning of year ........       21,389,727        19,695,343       36,255,369
                                                            ------------      ------------     ------------
Cash and cash equivalents at end of year ..............     $ 11,922,568      $ 21,389,727     $ 19,695,343
                                                            ============      ============     ============

Supplemental disclosures of cash flow information
     Cash paid for
         Interest on deposits .........................     $ 13,763,931      $ 12,449,902     $  9,975,229
         Income taxes .................................        1,586,000         1,130,500        1,251,000
Noncash investing activities
     Transfer from investment securities to securities
       held to maturity ...............................     $       --        $ 48,170,068     $       --


                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include Home Bancorp (the Company), and its wholly-owned subsidiary, Home Loan Bank (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is residential real estate loans in Fort Wayne, Indiana and the surrounding areas. Loans secured by real estate mortgages comprise approximately 99% of the loan portfolio at September 30, 1996.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans, the realization of deferred tax assets, and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand and in other banks, federal funds sold, and interest-earning deposits in other financial institutions with maturities of 90 days or less. The Company reports net cash flows for customer loan transactions, deposit transactions and advance payments by borrowers for taxes and insurance.

Securities: On October 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company now classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Adoption of SFAS No. 115 on October 1, 1994 had no effect on shareholders' equity.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Mortgage loans intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loans: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for charge-offs, the allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

Premiums or discounts on mortgage loans are amortized to income on the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Allowance  for Loan  Losses:  Because  some loans may not be repaid in full,  an allowance  for loan  losses  is  recorded.  The  allowance  for loan  losses  is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur.

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, was adopted effective October 1, 1995 and requires recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses. The effect of adopting these standards was not material to the consolidated financial statements.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past due asset disclosures.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

Income Taxes: Effective October 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes. The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Previously, the Company computed deferred taxes for the tax effects of timing differences between financial reporting and tax return income. The effect of the adoption of SFAS No. 109 as of October 1, 1993, which was $324,000, is shown as the cumulative effect of an accounting change in the September 30, 1994 statement of income.

Premises and Equipment: Land and land improvements are carried at cost. Buildings, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position (SOP) 93-6. Under SOP 93-6, the cost of shares issued to the ESOP, but not yet allocated to participants, is presented in the consolidated statements of financial condition as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to common stock. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

ESOP shares are considered  outstanding  for earnings per share  calculations as
they  are  committed  to  be  released;   unearned  shares  are  not  considered
outstanding.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 12.

Earnings Per Share: Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options, less ESOP shares not committed to be released. The weighted average number of shares outstanding for the calculation of earnings per common share for the year ended September 30, 1996 was 2,858,551. Earnings per common share for the year ended September 30, 1995 was computed by dividing net income subsequent to the Bank's conversion from mutual to stock form (the "conversion") by the weighted average number of shares outstanding less ESOP shares not committed to be released. Net income subsequent to the conversion was $1,366,000 and the weighted average number of shares outstanding was 3,084,319 for the period ended September 30, 1995.

Reclassifications: Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.


NOTE 2 - SECURITIES

Information for securities available for sale is as follows:

                                                        September 30, 1996
                                ----------------------------------------------------------------------
                                                                         Gross               Gross
                                 Amortized         Unrealized          Unrealized             Fair
                                    Cost              Gains              Losses               Value
                                    ----              -----              ------               -----
Debt securities
      U.S. Government           $ 3,964,641          $ 4,734          $    -               $ 3,969,375
                                ===========          =======          ===========          ===========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 2 - SECURITIES (Continued)

Information for securities held to maturity is as follows:

                                                        September 30, 1996
                                ----------------------------------------------------------------------
                                                                         Gross               Gross
                                 Amortized         Unrealized          Unrealized             Fair
                                    Cost              Gains              Losses               Value
                                    ----              -----              ------               -----
Debt securities
      U.S. Government           $  48,818,448        $ 473,354        $ (18,802)           $49,273,000
                                =============        =========        =========            ===========

                                                        September 30, 1996
                                ----------------------------------------------------------------------
                                                                         Gross               Gross
                                 Amortized         Unrealized          Unrealized             Fair
                                    Cost              Gains              Losses               Value
                                    ----              -----              ------               -----
Debt securities
      U.S. Government           $  69,949,107        $  837,211       $ (164,318)          $70,622,000
                                =============        ==========       ==========           ===========

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          September 30, 1996
                                                     ---------------------------
                                                       Amortized         Fair
                                                         Cost            Value
                                                     -----------     -----------
           Due  in one year or less .............    $30,056,103     $30,099,375
           Due after one year through five years.     22,820,986      23,143,000
                                                     -----------     -----------
                                                     $52,783,089     $53,242,375
                                                     ===========     ===========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 2 - SECURITIES (Continued)

Proceeds from securities available for sale during the year ended September 30, 1996 were $2,032,376. Gross gains of $1,438 were realized on these sales. There were no sales of securities available for sale during the years ended September 30, 1995 and 1994. No securities classified as held to maturity were sold or transferred to available-for-sale during the years ended September 30, 1996 or 1995.

There were no sales of investment securities during the year ended September 30, 1994.


NOTE 3 - LOANS RECEIVABLE

Loans receivable at September 30, 1996 and 1995 are summarized as follows:

                                                            1996            1995
                                                            ----            ----
Mortgage loans
    Principal balances
         Secured by one to our family residences .     $238,102,033     $204,885,871
         Secured by other properties .............        1,357,340        1,312,827
         Construction loans ......................       12,406,540        8,814,615
                                                       ------------     ------------
                                                        251,865,913      215,013,313
    Less
         Undisbursed portion of construction loans        6,878,538        5,105,521
         Net deferred loan origination fees ......          392,800          453,787
                                                       ------------     ------------
             Total first mortgage loans ..........      244,594,575      209,454,005

Consumer and other loans
    Principal balances
         Home equity and second mortgage .........        6,338,940        5,662,878
         Other ...................................        1,067,032          879,994
                                                       ------------     ------------
             Total consumer and other loans ......        7,405,972        6,542,872

Less
    Allowance for loan losses ....................        1,385,589        1,372,357
    Loans in process .............................          309,312          219,767
                                                       ------------     ------------
                                                       $250,305,646     $214,404,753
                                                       ============     ============

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 3 - LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses for the years ended September 30 is as follows:

                                       1996            1995             1994
                                       ----            ----             ----

Balance at beginning of period     $ 1,372,357     $ 1,287,969      $ 1,243,745
Provision charged to income ..          13,200          87,000           44,914
Net recoveries (charge-offs) .              32          (2,612)            (690)
                                   -----------     -----------      -----------
Balance at end of period .....     $ 1,385,589     $ 1,372,357      $ 1,287,969
                                   ===========     ===========      ===========

At September 30, 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as the Company had no loans it considered to be impaired loans as of or for the year ended September 30, 1996.


NOTE 4 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances at September 30 are as follows:

                                              1996            1995
                                              ----            ----
     Mortgage loans serviced for FNMA     $ 2,860,554     $ 3,036,794
                                          ===========     ============

Custodial escrow balances maintained for this loan servicing were approximately $30,000 and $29,000 at September 30, 1996 and 1995, respectively.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at September 30 are as follows:

                                                        1996             1995
                                                        ----             ----
Land and land improvements ...................     $   643,350      $   643,350
Buildings ....................................       2,355,480        2,039,996
Furniture, fixtures and equipment ............       1,245,455        1,116,545
Leasehold improvements .......................         291,005          291,005
                                                   -----------      -----------
                                                     4,535,290        4,090,896
Less accumulated depreciation and amortization      (1,940,373)      (1,758,910)
                                                   -----------      -----------
                                                   $ 2,594,917      $ 2,331,986
                                                   ===========      ===========

NOTE 6 - DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 or more was approximately $47,590,000 and $37,775,000 at September 30, 1996 and 1995,
respectively. Depositors have their accounts insured up to applicable limits ($100,000 per depositor, as defined) by the Federal Deposit Insurance Corporation.

At September 30, 1996, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

           1997                           $  132,505,081
           1998                               40,018,440
           1999                               11,480,549
           2000                                8,885,580
           2001                                5,210,211
           Thereafter                         35,674,390
                                          --------------
                                          $  233,774,251
                                          ==============


NOTE 7 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. The plan, Financial Institutions Retirement Fund, is a multi-employer plan and there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company. Expense under this plan was approximately $49,000, $67,000 and $73,000 for the years ended September 30, 1996, 1995 and
1994, respectively.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 7 - EMPLOYEE BENEFITS (Continued)

401(k) Plan: The Company maintains a 401(k) salary reduction plan which covers substantially all employees. Participants made deferrals from 1% to 15% of compensation and the Company matched 50% of elective deferrals on the first 6% of the participants' compensation through March 31, 1995. Between March 31, 1995 and November 30, 1995, participants made deferrals on the first 2% of compensation, however, the Company did not provide any match of such elective deferrals. After November 30, 1995, participants may make deferrals from 1% to 15% of compensation, however, the Company does not provide any match of such elective deferrals. The Company provided discretionary contributions of 1% of compensation for the year ended September 30, 1995. Contributions and related expense attributable to the plan were approximately $4,000, $30,000 and $49,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

Recognition and Retention Plans ("RRP"): In October, 1995, the Company established the RRP as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. The terms of each grant of stock pursuant to the RRP are identical; only the participants and the number of shares awarded to each participant vary. The Bank contributed funds to the RRP for the purchase of 78,327 shares of Company common stock at an average price of $15.25 per share. On October 10, 1995, awards of grants for these shares were issued to various directors, officers and other key employees of the Company. These awards generally are to vest and be earned by the recipient at the rate of 20% per year, commencing October 10, 1996. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. An expense of approximately $239,000 was recorded for these Plans for the year ended September 30, 1996.

Employee Stock Ownership Plan (ESOP): In conjunction with the stock conversion, the Company established an ESOP for eligible employees. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $2,312,090 from the Company to purchase 231,209 shares of the common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased with the loan proceeds by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of twelve years. The interest rate for the loan is a variable monthly rate equal at all times to the Applicable Federal Rate. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of approximately $352,000, $169,000 and $0 was recorded relative to the ESOP for the years ended September 30, 1996, 1995 and 1994, respectively. Contributions of $310,000, $167,000 and $0 were made to the ESOP during the years ended September 30, 1996, 1995 and 1994, respectively. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOPs loan payable to the Company.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 7 - EMPLOYEE BENEFITS (Continued)

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Credit for vesting purposes is given for years of service prior to the effective date of the ESOP. Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, normal retirement, or disability does not receive any benefit under the ESOP. Forfeitures are reallocated among remaining participating employees, in the same proportion as contributions. Benefits are payable in the form of stock or cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. A participant entitled to a distribution may require the Company to repurchase the stock in the event that the stock is not readily tradable on an established market (referred to as the put option). In general, participants are entitled to exercise the put option for a period of not more than 60 days following the date of distribution of the stock. As the Company's common stock is traded on the NASDAQ Small-Cap market under the symbol "HBFW", the provisions of the put option currently have no effect.

For the years ended September 30, 1996 and 1995, 23,237 shares with an average fair value of $15.07 and 12,350 shares with an average fair value of $13.66 per share, respectively, were committed to be released.

The ESOP shares as of September 30 are as follows:

                                                             1996           1995
                                                             ----           ----
Allocated shares .................................         35,587         12,350

Unearned shares ..................................        195,622        218,859
                                                       ----------     ----------
Total ESOP shares ................................        231,209        231,209
                                                       ==========     ==========

Fair value of unearned shares at September 30 ....     $3,105,499     $3,447,029
                                                       ==========     ==========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 7 - EMPLOYEE BENEFITS (Continued)

Stock Option Plan: The Board of Directors of the Company adopted the Home Bancorp 1995 Stock Option and Incentive Plan (the "Plan") in conjunction with the stock conversion. The number of options authorized under the Plan is 10% or 330,317 shares of common stock issued in the conversion. Officers, directors and key employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Eligible officers and directors of the Company are able to exercise options awarded to them at a rate of 20% per year, October 10, 1996 being the first possible exercise date.

A summary of plan transactions is:

                                                                       Effective Price
                                                                          Per Share
                                              Available       Options      at Date
                                              For Grant     Outstanding    Granted
                                              ---------     -----------    -------
Balance at October 10, 1995 ...........       330,317          --
Granted (expire October 10, 2005) .....       228,504       228,504       $   15.25
                                              -------       -------
Balance at September 30, 1996 .........       101,813       228,504
                                              =======       =======

NOTE 8 - INCOME TAXES

Income tax expense for the years ended September 30 is:

                                     1996              1995              1994
                                     ----              ----              ----
Federal
     Current ............       $ 1,410,864        $ 1,119,220       $   887,738
     Deferred ...........          (390,632)            61,709            58,184
                                -----------        -----------       -----------
                                  1,020,232          1,180,929           945,922
State
     Current ............           422,380            335,613           275,762
     Deferred ...........          (161,441)            18,387            11,238
                                -----------        -----------       -----------
                                    260,939            354,000           287,000
                                -----------        -----------       -----------

Income tax expense ......       $ 1,281,171        $ 1,534,929       $ 1,232,922
                                ===========        ===========       ===========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 8 - INCOME TAXES (Continued)

The differences between the provision for income taxes shown on the statements of income and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

                                                             1996              1995               1994
                                                             ----              ----               ----
     Income taxes at statutory rate ................     $   991,838       $ 1,358,616       $ 1,108,033
     Increase (decrease) in taxes resulting from:
         Other .....................................         117,113           (57,327)          (64,531)
         State tax, net of federal income tax effect         172,220           233,640           189,420
                                                         -----------       -----------       -----------

         Income tax expense ........................     $ 1,281,171       $ 1,534,929       $ 1,232,922
                                                         ===========       ===========       ===========

         Effective tax rate ........................            43.9%             38.4%             37.8%
                                                         ===========       ===========       ===========

Components of the net deferred tax asset as of September 30 are:

                                                             1996              1995
                                                             ----              ----
     Deferred tax assets:
         SAIF assessment ...........................     $   652,686       $      --
         Bad debts .................................            --              60,995
         Deferred loan fees ........................         155,588           179,700
         Other .....................................         125,953            88,458
                                                         -----------       -----------
              Total deferred tax assets ............         934,227           329,153
     Deferred tax liabilities:
         Bad debts .................................         (41,936)             --
         Discount accretion ........................        (111,323)         (100,258)
         Net unrealized appreciation on securities
           available for sale ......................          (1,608)             --
                                                         -----------       -----------
              Total deferred tax liabilities .......        (154,867)         (100,258)
     Valuation allowance ...........................            --                --
                                                         -----------       -----------

     Net deferred tax asset ........................     $   779,360       $   228,895
                                                         ===========       ===========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 8 - INCOME TAXES (Continued)

Retained earnings at September 30, 1996 includes approximately $7,600,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,584,000 at September 30, 1996.

NOTE 9 - CAPITAL STANDARDS

The Bank is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory or discretionary actions by regulators that could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines using the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's requirements are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                         Requirement
                                                                                         To Be Well
                                                              Requirement             Capitalized Under
                                                              For Capital             Prompt Corrective
                                     Actual                Adequacy Purposes          Action Provisions
                              -------------------         -------------------        -------------------
                              Amount        Ratio         Amount        Ratio        Amount        Ratio
                              ------        -----         ------        -----        ------        -----
                                                        (Dollars in thousands)
As of September 30, 1996
  Tangible Capital .....     $38,450        12.13%       $ 4,754        1.50%       $ 9,508         3.00%
  Core Capital .........      38,450        12.13%         9,508        3.00%        19,016         6.00%
  Risk-Based Capital ...      39,833        27.12%        11,743        8.00%        14,680        10.00%

As of September 30, 1995
  Tangible Capital .....     $37,570        12.56%       $ 4,487        1.50%       $ 8,975         3.00%
  Core Capital .........      37,570        12.56%         8,975        3.00%        17,950         6.00%
  Risk-Based Capital ...      38,942        31.24%         9,974        8.00%        12,465        10.00%

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 9 - CAPITAL STANDARDS (Continued)

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at September 30, 1996 approximately $14,498,000 of the Bank's retained earnings is potentially available for distribution to the Company.

In addition to the restriction described above, the Bank may not declare or pay cash dividends or repurchase any if its shares of common stock if the effect thereof would reduce the Bank's capital level below the aggregate balance required for the liquidation account (as described in Note 16.)

NOTE 10 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provide for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of this date, a one-time assessment of approximately $1,648,000 was recorded as a noninterest expense for the year ended September 30, 1996.

NOTE 11 - OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expenses for the years ended September 30 are summarized as follows:

                                             1996           1995          1994
                                             ----           ----          ----
Other noninterest income
     Service charges and fees ......     $  129,656     $  125,405     $  113,358
     Late charges ..................         42,270         48,776         42,458
     Other .........................         55,098         45,171         90,906
                                         ----------     ----------     ----------
                                         $  227,024     $  219,352     $  246,722
                                         ==========     ==========     ==========
Other noninterest expenses
     Advertising and promotion .....     $  187,176     $  244,498     $  182,649
     Data processing ...............        250,114        263,583        237,061
     Professional fees .............        164,765        161,572         79,358
     Telephone, postage and supplies        172,657        188,456        199,131
     Other .........................        376,171        415,705        271,759
                                         ----------     ----------     ----------
                                         $1,150,883     $1,273,814     $  969,958
                                         ==========     ==========     ==========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 12 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1996:

                                        Fixed          Variable
                                         Rate            Rate            Total
                                      ----------      ----------      ----------
Mortgage loans .................      $3,308,775      $2,327,200      $5,635,975
Consumer and other loans .......          20,000         274,500         294,500
                                      ----------      ----------      ----------
                                      $3,328,775      $2,601,700      $5,930,475
                                      ==========      ==========      ==========

The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1995:

                                        Fixed          Variable
                                         Rate            Rate            Total
                                      ----------      ----------      ----------
Mortgage loans .................      $5,795,200      $  719,200      $6,514,400
Consumer and other loans .......          57,000         110,200         167,200
                                      ----------      ----------      ----------
                                      $5,852,200      $  829,400      $6,681,600
                                      ==========      ==========      ==========

The majority of loan commitments have commitment periods up to six months, loan terms ranging from 10 years to 30 years and contractual interest rates ranging from 7.50% to 10.875%.

The Company has commitments for unused lines of credit aggregating $8,385,000 at September 30, 1996.

Since certain commitments to make loans and to fund lines of credit and loans in process expire without being used, the amount does not necessarily represent future cash commitments. In addition, commitments used to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded on the consolidated balance sheet.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

At September 30, 1996, the Company has an approved line of credit of $10,000,000 with the Federal Home Loan Bank of Indianapolis. In the event the Company were to draw on the line, the Company would pledge specific mortgage loans as collateral.

The Company has long-term leases for premises which expire at various dates through 2001. The Company pays taxes, insurance and maintenance costs on such premises. Total lease expense related to these premises was approximately $80,000 for each of the years ended September 30, 1996, 1995 and 1994.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

NOTE 13 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company grants real estate and consumer loans including home improvement and other consumer loans primarily in Allen and Adams counties. Loans secured by residential real estate mortgages comprise approximately 99% of the loan portfolio. The Company is also involved in the sale of mortgage loans and servicing of these loans for secondary market agencies. The Company's policy for collateral on mortgage loans allows borrowings up to 95% of the appraised value of the property as established by appraisers approved by the Company's Board of Directors, provided that private mortgage insurance is obtained in an amount sufficient to reduce the Company's exposure to or below the 80% loan-to-value level. The percentage and documentation guidelines are designed to protect the Company's interest in the collateral as well as to comply with guidelines for sale in the secondary market.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company,  Home
Bancorp:

                            CONDENSED BALANCE SHEETS
                           September 30, 1996 and 1995

                                                         1996            1995
                                                         ----            ----
ASSETS
Cash and cash equivalents ......................     $ 2,213,886     $ 6,186,815
Investment in subsidiary bank ..................      38,449,564      37,570,452
Securities held to maturity ....................       3,974,088       7,957,514
Loan receivable from ESOP ......................       2,001,177       2,215,753
Other assets ...................................          94,467         150,748
                                                     -----------     -----------

     Total assets ..............................     $46,733,182     $54,081,282
                                                     ===========     ===========

LIABILITIES
Accrued expenses ...............................     $    19,967     $    20,830

SHAREHOLDERS' EQUITY ...........................      46,713,215      54,060,452
                                                     -----------     -----------

     Total liabilities and shareholders' equity      $46,733,182     $54,081,282
                                                     ===========     ===========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)


                         CONDENSED STATEMENTS OF INCOME

                                                                          For the period
                                                             For the      March 29, 1995
                                                            year ended       through
                                                           September 30,   September 30,
                                                               1996            1995
                                                               ----            ----
Interest income ......................................     $  727,979     $  505,842
Dividends from subsidiary bank .......................        907,000           --
Net realized gains on sales of securities
  available for sale .................................          1,438           --
                                                           ----------     ----------
                                                            1,636,417        505,842

Operating expenses ...................................        384,354         25,012
                                                           ----------     ----------

Income before income taxes and equity in undistributed
  earnings of subsidiary bank ........................      1,252,063        480,830

Equity in undistributed earnings of subsidiary bank ..        521,000      1,076,000
                                                           ----------     ----------

Income before income taxes ...........................      1,773,063      1,556,830

Income tax expense ...................................        137,063        190,830
                                                           ----------     ----------

Net income ...........................................     $1,636,000     $1,366,000
                                                           ==========     ==========

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   For the period
                                                                    For the         March 29, 1995
                                                                   year ended          through
                                                                  September 30,     September 30,
                                                                      1996              1995
                                                                      ----              ----
Cash flows from operating activities
     Net income ............................................     $  1,636,000      $  1,366,000
     Adjustments to reconcile net income to net
       cash provided by operating activities
         Equity in undistributed income of subsidiary bank .         (521,000)       (1,076,000)
         Amortization, net of accretion ....................          200,417              --
         Accretion, net of amortization ....................             --             (14,001)
         Net realized gains on sales of securities
           available for sale ..............................           (1,438)             --
         Net change in other assets ........................           56,281          (150,748)
         Net change in accrued expenses ....................             (863)           20,830
                                                                 ------------      ------------
              Net cash provided by operating activities ....        1,369,397           146,081

Cash flows from investing activities
     Proceeds from sales of securities available for sale ..        2,032,376              --
     Proceeds from maturities of securities held to maturity        4,000,000              --
     Purchase of securities available for sale .............       (2,030,938)             --
     Purchase of securities held to maturity ...............             --          (7,943,513)
     Origination of loan receivable from ESOP ..............             --          (2,312,090)
     Repayments on loan receivable from ESOP ...............          214,576            96,337
     Purchase of stock in subsidiary bank ..................             --         (16,200,000)
                                                                 ------------      ------------
         Net cash provided by (used in) investing activities        4,216,014       (26,359,266)

Cash flows from financing activities
     Proceeds from issuance of common stock, net of
       conversion costs ....................................             --          32,406,000
     Purchase of treasury stock ............................       (9,294,413)             --
     Cash dividends paid ...................................         (263,947)             --
                                                                 ------------      ------------
         Net cash provided by (used in) financing activities       (9,558,360)       32,400,000

Net change in cash and cash equivalents ....................       (3,972,949)        6,186,815

Cash and cash equivalents at beginning of period ...........        6,186,815              --
                                                                 ------------      ------------

Cash and cash equivalents at end of period .................     $  2,213,866      $  6,186,815
                                                                 ============      ============

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 9).

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying amounts of the Company's financial instruments at September 30, 1996 and 1995. Items which are not financial instruments are not included.

                                                1996                                   1995
                                                ----                                   ----
                                      Carrying           Estimated          Carrying          Estimated
                                       Amount           Fair Value           Amount           Fair Value
                                       ------           ----------           ------           ----------
Cash and cash equivalents ...     $  11,922,568      $  11,923,000      $  21,389,727      $  21,390,000
Securities available for sale         3,969,375          3,969,000               --                 --
Securities held to maturity .        48,818,448         49,273,000         69,949,107         70,622,000
Loans receivable, net .......       250,305,646        245,046,000        214,404,753        213,272,000
Federal Home Loan Bank
  stock .....................         2,054,200          2,054,000          1,967,500          1,968,000
Demand and savings deposits .       (37,411,216)       (37,411,000)       (38,479,827)       (38,480,000)
Certificates of deposit .....      (233,774,251)      (233,575,000)      (217,628,228)      (219,083,000)
Advances from borrowers for
  taxes and insurance .......        (1,886,859)        (1,887,000)        (1,798,345)        (1,798,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1996 and 1995. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits and advances from borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans at September 30, 1996 and 1995, applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at September 30, 1996 and 1995, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1996 and 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1996 and 1995 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These included, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill and similar items.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 16 - CHANGE IN CHARTER AND CONVERSION TO STOCK FORM OF OWNERSHIP

The Indiana Department of Financial Institutions ("DFI") and the Federal Deposit Insurance Corporation ("FDIC") approved the Bank's application for a change in charter, effective December 23, 1994, from an Indiana mutual savings bank, supervised by the DFI and FDIC, to a federally chartered mutual savings bank, supervised by the Office of Thrift Supervision ("OTS").

On December 13, 1994, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of the Company as the Bank's holding company. The conversion was consummated on March 29, 1995 by amending the Bank's federal charter and the sale of the Company's common stock in an amount equal to the proforma market value of the Company after giving effect to the conversion. A subscription offering of the shares of the Company's common stock was offered initially to the Bank's depositors and tax-qualified employee plans of the Bank and the Company, then to other members and Directors, officers and employees of the Bank, then to the general public, with a preference to people residing in Allen County, Indiana. Proceeds of $32,400,000 were received from the sale of 3,303,178 common shares, after deduction of conversion costs of $631,780. With the conversion, the Company issued 231,209 shares for the ESOP in exchange for a note receivable from the ESOP. Upon the closing of the stock offering, the Company used 50% of the net proceeds of the conversion to purchase 100% of the common shares of the Bank. The Bank is now a wholly-owned subsidiary of the Company. The conversion was an internal reorganization with historical balances carried forward without adjustment.

At the time of the conversion, the Company established a liquidation account in an amount equal to its total net worth as of the date of the latest balance sheet appearing in the final prospectus ($21,370,000 at September 30, 1994). The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held. The liquidation account balance is not available for payment of dividends. This is less restrictive than the divided limitation discussed in Note 9.

In December 1993, the Board of Directors of the Bank adopted an initial Plan of Conversion to convert from a state chartered mutual savings bank to a state chartered stock savings bank. The initial Plan of Conversion was not approved by the FDIC and, therefore, the costs of conversion were charged to expense during the year ended September 30, 1994.

                      CORPORATE AND SHAREHOLDER INFORMATION


Company and Bank Address
132 East Berry Street
P. O. Box 989
Fort Wayne, Indiana 46801-0989
Telephone:   (219) 422-3502
Facsimile:     219.426.7027

Stock Price Information
The Company's stock is traded on The Nasdaq National Market under the symbol "HBFW." The table below shows the range of high and low bid prices of the Company's Common Stock for fiscal year 1996. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Fiscal Year                                   1995                     1996
                                       High         Low          High         Low
                                       ----         ---          ----         ---
First Quarter ..............                                 $   16.00    $   14.50
Second Quarter(1) ..........       $   13.00    $   10.00    $   15.25    $   13.75
Third Quarter ..............       $   14.50    $   12.50    $   15.25    $   14.25
Fourth Quarter .............       $   15.75    $   12.50    $   16.50    $   14.75

(1)  Reflects the period from March 29, 1995 through March 31, 1995.
------------------------
The third quarterly $0.05 per share dividend was declared on the Company's common stock, payable December 19, 1996 to shareholders of record November 29, 1996. For information regarding restrictions on dividends, see Note 9 to the Consolidated Financial Statements.

As of November 25, 1996, the Company had approximately 1,672 shareholders of record and 2,762,350 outstanding shares of Common Stock. There were an estimated 973 beneficial owners of shares held by brokers and fiduciaries.

Investor Relations
Stockholders, investors and analysts interested in additional information may contact:

         W. Paul Wolf, CEO
         Home Bancorp
         132 East Berry Street
         P. O. Box 989
         Fort Wayne, IN  46801-0989
         (219) 422-3502

Annual Report on Form 10-K
Copies of Home Bancorp's Annual Report for year ended September 30, 1996 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

         Investor Relations
         Home Bancorp
         P. O. Box 989
         Fort Wayne, IN 46801-0989

Annual Meeting
The annual meeting of shareholders of Home Bancorp will be held at 2:00 p.m., local time, on Tuesday, January 28, 1997, at the Holiday Inn Downtown, located at 300 East Washington Boulevard, Fort Wayne, Indiana.

Stock Transfer Agent and Registrar
Home Bancorp's transfer agent, Registrar and Transfer Company, maintains all shareholder records and can assist with stock transfer and registration address changes, changes or corrections in social security or tax identification numbers and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent at the address below:

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey 07016
         Toll Free (800) 368-5948


Stock Listing
Home Bancorp stock is traded on The Nasdaq National Market under the symbol HBFW. The following newspaper stock tables list the Company as:

         The Journal Gazette.......................................HmeBc
         The News-Sentinel.........................................HmeBc
         Indianapolis Star.........................................HmeBc
         New York Times............................................HmeBc
         USA Today.................................................HmeBc
         Chicago Tribune...........................................HomeBnc
         Wall Street Journal.......................................HomeBcp

Home Loan Bank   -   Banking Offices

Corporate                    132 E. Berry St. (46802)
                             (219) 422-3502

Southtown                    1110 E. Tillman Rd. (46816)
                             (219) 447-3531

Marketplace of Canterbury    5611 Saint Joe Rd. (46835)
                             (219) 485-1619

Georgetown North             6411 E. State Blvd. (46815)
                             (219) 486-0646

Covington/Time Corners       6128 Covington Rd. (46804)
                             (219) 432-0606

Northwest                    926 W. State Blvd. (46808)
                             (219) 482-6391

Decatur                      101 N. Second St.
                             Decatur, Indiana (46733)
                             (219) 728-2155

New Haven                    1230 E. Lincoln Hwy.
                             New Haven, Indiana (46774)
                             (219) 749-1780

Dupont Crossing              720 E. Dupont Rd. (46825)
                             (219) 490-4663

                                Mission Statement

      The mission statement of Home Loan Bank, subsidiary of Home Bancorp, reflects a chartered course for meeting the financial needs of our customers with an encouragement of investments and the promotion of home ownership.
      We are committed to providing the highest quality financial services for all customers in our operating areas, while maintaining a conservative, well capitalized, liquid and profitable financial institution.


      Further, we shall perform our obligations in an ethical manner in the community as a responsible corporate citizen, and will strive to provide our employees with a pleasant and challenging environment in which they are motivated to achieve outstanding performance as individuals and as a team, and to obtain a sense of personal growth and achievement.

                     MARKET MAKERS AS OF SEPTEMBER 30, 1996



                             Capital Resources, Inc.
                             The Chicago Corporation
                             Everen Securities, Inc.
                     Friedman, Billings, Ramsey & Co., Inc.
                           Herzog, Heine, Geduld, Inc.
                          Howe Barnes Investments, Inc.
                           J.J.B. Hilliard, W.L. Lyons
                          Keefe, Bruyette & Woods, Inc.
                       McDonald & Company Securities, Inc.
                                Ryan, Beck & Co.
                        Sandler O'Neill & Partners, L.P.
                        Stifel, Nicolaus & Company, Inc.

                             DIRECTORS AND OFFICERS


Board of Directors                                            (Year appointed
(Home Bancorp and Home Loan Bank)                              to Bank Board)
---------------------------------                              --------------
W. Paul Wolf            Chairman of the Board and President         1961
Rod M. Howard           Retired, Howard's Graphic Supply            1969
Walter A. McComb, Jr.   McComb Funeral Homes                        1982
Richard P. Hormann      Hoffman & Co., Inc.                         1987
C. Philip Andorfer      CPA                                         1988
Luben Lazoff            Lazoff & Associates                         1991
Daniel F. Fulkerson     McMahon Paper Company                       1993
Matthew P. Forrester    Vice President and Treasurer                1994
--------------------

Officers of
Home Bancorp

W. Paul Wolf
Chairman, President and
Chief Executive Officer

Matthew P. Forrester
Vice President/Treasurer

Gary L. Hemrick
Vice President/Secretary

Luben Lazoff
Assistant Secretary


--------------------------------------------------------------------------------

                                  Home Bancorp






                                  Home Bancorp

                        132 East Berry St. - P.O. Box 989
                         Fort Wayne, Indiana 46801-0989

                            Telephone (219) 422-3502
                             Facsimile 219-426-7027

Officers of
Home Loan Bank fsb

W. Paul Wolf                                 Robert V. Earl
Chairman, President and CEO                  Assistant Vice President

Donald E. Thornton                           Stanley J. Amstutz
Vice President of Lending/Secretary          Assistant Vice President

Gary L. Hemrick                              Shirley A. Brincefield
Vice President of Operations                 Assistant Vice President

Matthew P. Forrester                         Helen E. Roscoe
Vice President/Treasurer/CFO                 Assistant Vice President

Donald P. Tuszynski                          Linda M. DeGroff
Vice President/Decatur Lending               Assistant Vice President

John E. Fitzgerald                           Timothy A. Sheppard
Vice President/CRA Officer                   Assistant Treasurer

Barbara J. Boyd                              Luben Lazoff
Vice President of Retail Banking             Assistant Secretary

Paul N. Lewark                               Jerry W. Gump
Assistant Vice President                     Internal Auditor/Compliance Officer

James M. Turner                              Lupka Baloski
Assistant Vice President                     Personnel Director

Robert P. Norton                             Sue A. Rossi
Assistant Vice President                     Branch Manager

Betty A. Schlensker                          Ruth A. Marburger
Assistant Vice President                     Branch Manager

Irene A. Thain                               Jody J. Morrissey
Assistant Vice President                     Processing Manager

Gladys A. Thomas                             Mark R. Freudenberg
Assistant Vice President                     Branch Manager