Form 10-K405, Exhibit 13
period 1997-09-30
HOME BANCORP/IN
filed 1997-12-22
CIK 916822

Exhibit 13

                        Annual Report to Security Holders

--------------------------------------------------------------------------------

                               1997 ANNUAL REPORT
                          Year ended September 30, 1997

--------------------------------------------------------------------------------

                             Report To Shareholders




























                                  Home Bancorp
                               Fort Wayne, Indiana

                                CORPORATE PROFILE

          Home Bancorp, Fort Wayne, Indiana, an Indiana Corporation, was established March 29, 1995 as a savings bank holding company for its principal subsidiary, Home Loan Bank fsb. Based on total assets at September 30, 1997 of $346 million, Home Bancorp is the largest savings bank holding company headquartered in Fort Wayne, the second largest city in Indiana.

          Originally founded on March 22, 1893 by a group of fellow German immigrants representing local business people, Home Loan Bank is a dedicated community oriented financial institution offering traditional deposit and mortgage and consumer loan products. The Bank maintains a nine full-service office network in Fort Wayne, Decatur and New Haven and possesses the distinction of being Fort Wayne's oldest financial institution.

          As a guide for our forthcoming 105th consecutive year, our challenge is to continue the Bank's solid reputation and offer superior service with competitive prices through increased efficiency and close operating expense controls. Home Loan Bank is an equal opportunity employer and an equal housing lender.

          The common stock of Home Bancorp trades under the symbol HBFW on The Nasdaq National Market.

                                TABLE OF CONTENTS


Corporate Profile..........................................   Front Cover Inside

President's Annual Shareholder Report......................          1

Selected Consolidated Financial Information................          2

Management's Discussion & Analysis of Financial
      Condition & Results of Operations....................          4

Report of Independent Auditors.............................         14

Consolidated Balance Sheets................................         15

Consolidated Statements of Income..........................         16

Consolidated Statements of Changes in Shareholders' Equity.         17

Consolidated Statements of Cash Flows......................         18

Notes to Consolidated Financial Statements.................         19

Corporate & Shareholder Information........................         38

Home Loan Bank Office Locations............................         38

Mission Statement..........................................         39

Market Makers..............................................         39

Directors & Officers.......................................         40

                       Fort Wayne . . . The Midwest Hub !

PRESIDENT'S ANNUAL SHAREHOLDER REPORT

Fiscal year ended September 30, 1997 (FY 1997) completed our second full year as a public company, as result of the March 29, 1995 conversion, with continued positive results for shareholders. All ten quarters of Home Bancorp's existence have reported successively higher outstanding loan balances. The conversion net proceeds of $30.1 million were rapidly invested in thirteen short months resulting in a net increase in loans through community residential loan originations. The Company's loan to deposit ratio, following the stock conversion, stood at 81.5% on March 31, 1995, has reflected a 30-month increase to 95.5% at September 30, 1997.

Total net loans receivable at September 30, 1997 were $284.0 million compared with outstanding loans following the conversion of $204.0 million at March 31, 1995, an increase of 39.2% in ten quarters. During this period of high volume community loan originations, the non-performing assets to total assets increased nominally to 0.06% at September 30, 1997 from 0.04% at March 31, 1995.

For FY 1997 Home Bancorp reported net income of $2,893,000 or $1.20 per share compared to $1,636,000 or $0.57 per share for FY 1996. Had it not been for the one-time Federal Deposit Insurance Corporation special assessment (to recapitalize SAIF) after-tax charge of $1.0 million the prior year, net income would have been $2,636,000 in FY 1996, representing a 9.75% increase in the FY 1997 net income, or $257,000.

The total deposits at September 30, 1997 grew by $26.3 million or 9.7% to $297.5 million from $271.2 million at September 30, 1996. The September 30, 1997 total assets increased by $23.3 million or 7.2% to $346.0 million from $322.7 million at September 30, 1996.

During fiscal 1997,  mortgage  originations  decreased  2.5% from prior year (FY
1996) historical high annual loan volume of $83.5 million. The majority of loans were residential classification. Total net loans at September 30, 1997 were $284.0 million, compared with $250.3 million a year ago, an increase of $33.7 million or 13.5% which was less than prior year (FY 1996) 16.7% loan growth.

Asset quality continued on course. As of September 30, 1997, non-performing loans 90 days or more delinquent totaled $223,000 or 0.08% of total loans, compared to $231,000 or 0.09% of total loans at September 30, 1996. Non-performing assets, consisting solely of loans 90 days or more delinquent, totaled 0.06% of total assets at September 30, 1997, compared to $231,000 or 0.07% of assets on September 30, 1996.

The FY 1997 operating (general and administrative) expenses to average assets was 1.44% compared to 1.52% (excluding SAIF one-time charge) for FY 1996. The efficiency ratio (non-interest operating expenses to net interest income plus non-interest income) for the year ended September 30, 1997 was 49.0% compared to 51.1% (excluding SAIF one-time charge) for the fiscal year ended September 30, 1996.

To preserve our community oriented banking identity, the board approved a by-law amendment that requires directors to have an intimate knowledge of the counties in which Home Loan Bank offices are located, in order to serve the needs of those communities. That means all directors be domiciled in, have a primary residence in or have their primary place of business located in the Company's primary market area. This has been the Bank's policy for years, but had never been put in written form and adopted to preserve the welfare and growth of the Bank and the Company. A director with a community following enhances growth of deposits and loans.

During FY 1997, the Company repurchased a total of 309,736 shares. These shares were repurchased at an average price of $19.72. Since the inception of the Company's stock repurchase programs, a total of 928,891 shares have been repurchased as of September 30, 1997. The Bank remains a well-capitalized institution, exceeding all current minimum regulatory capital requirements.

The initial quarterly dividend of $0.05 per share on common stock declared by the Board of Directors was paid June 20, 1996 to shareholders of record May 31, 1996. The seventh quarterly dividend of $0.05 per share was declared on the Company's common stock, payable November 25, 1997 to shareholders of record November 4, 1997.

To our shareholders, we value your confidence and appreciate your financial referrals. The directors, officers and staff take seriously our fiduciary responsibility to enhance shareholder value. Sincere thanks to everyone involved for their hard work, dedication and commitment to our Company.

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

                                                                             At September 30,
                                                      ------------------------------------------------------------
                                                        1997         1996         1995         1994         1993
                                                        ----         ----         ----         ----         ----
                                                                              (In Thousands)
Summary of Financial Condition:
  Total assets ..................................     $346,041     $322,702     $313,185     $275,210     $238,632
  Loans receivable, net(1) ......................      283,987      250,306      214,405      200,678      171,529
  Cash and cash equivalents .....................       16,445       11,923       21,390       19,695       36,255
  Investment securities and FHLB Stock ..........       40,530       54,842       71,917       49,995       26,862
  Deposits ......................................      297,493      271,185      256,108      251,340      217,310
  Shareholders' equity - substantially restricted       43,991       46,713       54,060       21,370       19,020

                                                                         Year Ended September 30,
                                                      ------------------------------------------------------------
                                                         1997         1996         1995         1994          1993
                                                         ----         ----         ----         ----          ----
                                                                            (In Thousands)
Summary of Operating Results:
  Interest income ...............................     $ 24,422     $ 22,913     $ 21,120     $ 17,625     $ 15,824
  Interest expense ..............................       14,963       13,787       12,730       10,247        9,241
                                                      --------     --------     --------     --------     --------
    Net interest income .........................        9,459        9,126        8,390        7,378        6,583
  Provision for loan losses .....................            2           13           87           45          437
                                                      --------     --------     --------     --------     --------
    Net interest income after provision for
     loan losses ................................        9,457        9,113        8,303        7,333        6,146
  Noninterest income:
    Gains on sales of interest-earning assets,
      net .......................................         --              3            1           14           32
    Other .......................................          246          227          220          250          198
                                                      --------     --------     --------     --------     --------
      Total noninterest income ..................          246          230          221          264          230
  Noninterest expense:
    Compensation and benefits ...................        2,726        2,512        2,088        1,806        1,540
    Occupancy and equipment .....................          591          528          584          559          498
    SAIF deposit insurance premium ..............          251        2,235          582          517          376
    Conversion costs ............................         --           --           --            486         --
    Other .......................................        1,187        1,151        1,274          970        1,098
                                                      --------     --------     --------     --------     --------
      Total noninterest expense .................        4,755        6,426        4,528        4,338        3,512
                                                      --------     --------     --------     --------     --------

  Income before income taxes and cumulative
   effect of change in accounting principle .....        4,948        2,917        3,996        3,259        2,864
  Income tax expense ............................        2,055        1,281        1,535        1,233        1,249
                                                      --------     --------     --------     --------     --------
  Income before cumulative effect of change
   in accounting principle ......................        2,893        1,636        2,461        2,026        1,615
  Cumulative effect of change in accounting
   for income taxes .............................         --           --           --            324         --
                                                      --------     --------     --------     --------     --------

  Net income ....................................     $  2,893     $  1,636     $  2,461     $  2,350     $  1,615
                                                      ========     ========     ========     ========     ========

(1) Includes loans held for sale of: $0 at September 30, 1997, 1996, 1995, and 1994; and $139,000 at September 30, 1993.

                                                                                        Year Ended September 30,
                                                                 -------------------------------------------------------------------
                                                                    1997           1996           1995          1994          1993
                                                                    ----           ----           ----          ----          ----
PERFORMANCE RATIOS (Averages)

  Return on assets(1) ...................................               .87%          .52%          .83%          .88%          .74%
  Return on shareholders' equity(2) .....................              6.43          3.21          6.50         11.47          8.79
  Yield on interest-earning assets ......................              7.53          7.43          7.25          6.78          7.39
  Cost of interest-bearing liabilities ..................              5.30          5.30          4.99          4.22          4.65
  Net interest spread(3) ................................              2.23          2.13          2.26          2.56          2.74
  Net interest rate margin(4) ...........................              2.92          2.96          2.88          2.84          3.07
  Operating (G&A) expenses to assets(5)(6) ..............              1.44          1.52          1.53          1.63          1.64
  Efficiency ratio (6)(7) ...............................             48.99         51.05         52.59         57.36         51.56
  Net interest income to operating (G&A)expenses(6) .....            198.87        190.80        185.61        170.06        187.50
  Interest-earning assets to interest-bearing liabilities            114.92        118.63        114.73        106.99        107.80
  Average assets (dollars in thousands) .................        $  331,060    $  314,645    $  296,221    $  266,115    $  219,503

CAPITAL RATIOS
  Shareholders' equity to assets(8) .....................             12.71         14.48         17.26          7.76          7.97
  Average shareholders' equity to average assets ........             13.59         16.21         12.79          7.70          8.37
  Average tangible equity to average assets .............             13.59         16.21         12.79          7.70          8.37

ASSET QUALITY RATIOS
  Non-performing assets to total assets .................               .06           .07           .03           .05           .11
  Non-performing loans to total loans ...................               .08           .09           .05           .04           .15
  Allowance for loan losses to net loans ................               .49           .55           .64           .64           .72
  Allowance for loan losses to non-
        performing loans ................................            622.88        599.57      1,410.71      1,431.11        489.76
  Net charge-offs to net loans ..........................                --            --            --            --           .02
  Loans to deposits .....................................             95.46         92.30         83.72         79.84         78.93
  Loans to assets .......................................             82.07         77.57         68.46         72.92         71.88

PER COMMON SHARE
  Net income.............................................        $     1.20    $     0.57    $     0.44            --            --
  Book value.............................................        $    17.83    $    16.91    $    16.37            --            --
  Tangible book value....................................        $    17.83    $    16.91    $    16.37            --            --


Number of full-service offices                                            9             8             8             8             8

(1)  Net income divided by average total assets.
(2)  Net income divided by average total shareholders' equity.
(3) Interest rate spread is determined by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(4)  Net interest income divided by average interest-earning assets.
(5)  Other expense divided by average total assets.
(6) The ratios for 1996 excludes $1.65 million pre-tax on non-recurring SAIF special assessment. Including the said exclusion, operating expenses to average assets would be 2.04%; efficiency ratio would be 68.68%; net interest income to operating expenses would be 141.81%.
(7) Operating expenses divided by the sum of net interest income and noninterest income. (8) Total shareholders' equity divided by total assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

         Fiscal year 1997 marked the second full year of operation of Home Bancorp (the " Company") since the conversion of Home Loan Bank fsb (the "Bank") on March 29, 1995 from a mutual to stock form of ownership (the "Conversion"). Through that conversion the Company raised $30.1 million, net of funds used to purchase shares for an Employee Stock Ownership Plan (the "ESOP") and net of Conversion costs. During fiscal 1997 the Company further utilized those conversion proceeds in continued growth in the Company's loan portfolio. Through the origination of first lien residential mortgages in the Bank's service area, the Company had sustained loan portfolio growth that was supported by growth in consumer deposits and use of investment proceeds. During fiscal 1997 the Company also repurchased approximately 310,000 in additional shares of Home Bancorp stock held as treasury shares for ongoing business needs. Improving yields on assets along with the stock repurchases enhanced both the earnings per share and the return on equity. The Company's net income for fiscal 1997 represents the most profitable year on record for either the Company or the Bank.

Financial Condition

         September 30, 1997 compared to September 30, 1996. The Company's total assets increased from $322.7 million as of September 30, 1996 to $346.0 as of September 30, 1997, an increase of $23.3 million or 7.2%. Shareholders' equity decreased from $46.7 as of September 30, 1996 to $44.0 million as of September 30, 1997, a decrease of $2.7 million or 5.8%. The decrease in shareholders' equity was primarily the net result of earnings for the year, payments on benefit plans, less the repurchase of 309,736 shares of common stock for $6.1 million, and dividends paid on common stock.

         Total cash and cash equivalents increased from $11.9 million as of September 30, 1996 to $16.4 million as of September 30, 1997, an increase of $4.5 million. Investment securities, including those held to maturity and available for sale, was $38.1 million as of September 30, 1997, a decrease of $14.7 million from the balance of $52.8 million as of September 30, 1996. The net decrease in liquid assets during the fiscal year was used primarily to fund growth in the loan portfolio and repurchase common stock.

         Net loans receivable increased $33.7 million or 13.5%, from $250.3 million as of September 30, 1996 to $284.0 million as of September 30, 1997.
This increase was primarily the result of continued growth in one- to four-family residential loan originations in the Company's primary lending area. Mortgage loan originations increased as a result of demand attributable to a continued stable interest rate environment and historically low unemployment rates.

         Total deposits were $297.5 million as of September 30, 1997, an increase of $26.3 million from $271.2 million as of September 30, 1996. The increase in deposits was primarily the result of growth in savings, NOW and money market accounts. During fiscal year 1997, the Bank restructured its 7 day certificates of deposit accounts so as to qualify as money market accounts. The increased balances in core deposits and a corresponding decrease in certificates of deposit balances primarily reflect this technical change. As of September 30, 1997, the balance in savings, demand checking, NOW and money market funds was $76.9 million an increase of $39.5 million from $37.4 million recorded as of

September 30, 1996. Conversely, as of September 30, 1997, certificates of deposit had a net decrease of $13.2 million from $233.8 million as of September 30, 1996 to $220.6 million as of September 30, 1997. If not for the shift resulting from the qualifications as money market accounts, the amount in certificates of deposit would have shown an increase for the fiscal year. Management attributes this fact to customer preferences for higher yielding instruments of deposit as opposed to the liquidity afforded lower yielding transactional accounts. The Company's pricing of certificates of deposit are consistent with that of its competitors. At September 30, 1997 the Company had $140.1 million in certificates of deposit with terms of one year or less as compared to $132.5 million for the same period ended September 30, 1996.

         September 30, 1996 compared to September 30, 1995. The Company's total assets increased from $313.2 million as of September 30, 1995 to $322.7 as of September 30, 1996, an increase of $9.5 million or 3.0%. Shareholders' equity decreased from $54.1 as of September 30, 1995 to $46.7 million as of September 30, 1996, a decrease of $7.4 million or 13.7%. The decrease in shareholders' equity was primarily the net result of earnings for the year, payments on benefit plans, less the repurchase of 619,155 shares of common stock for $9.3 million, and dividends paid on common stock.

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

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1997 and 1996

         General. Net income for the year ended September 30, 1997 was $2.9 million, an increase of $1.3 million compared to net income of $1.6 million for the year ended September 30, 1996. Net income for fiscal 1996 was impacted by a $1.0 million after tax special assessment by the Federal Deposit Insurance Corporation ("FDIC") to capitalize the Savings Association Insurance Fund ("SAIF") to its statutory reserve level of at least 1.25%. Comparing net income for fiscal 1997 to fiscal 1996 after adjusting for the effect of the FDIC special assessment would yield an increase of approximately $257,000, or 9.8%, for the period. The increase in net income for the year ended September 30, 1997 compared to the year ended September 30, 1996 was primarily the result of the decrease in operating expenses of $1.6 million primarily attributable to the gross amount of the 1996 FDIC special assessment, and an approximately $334,000 increase in net interest income, partially offset by an associated increase in income taxes as more fully described below.

         Interest Income. Interest income increased $1.5 million or 6.6%, from $22.9 million for the year ended September 30, 1996 to $24.4 million for the year ended September 30, 1997. Interest income on loan receivables increased $2.5 million while interest income on investments and other interest-earning assets decreased $1.0 million during fiscal 1997 as compared to fiscal 1996. The increase in interest income for fiscal 1997 was primarily the result of increases in the average balance of interest-earning assets and a modest improvement in the yield of those balances. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Interest Expense. Interest expense increased $1.2 million or 8.7%, from $13.8 million for the year ended September 30, 1996 to $15.0 million for the year ended September 30, 1997. The increase in interest expense was the result of higher average balances of deposits and rate based savings preferences of customers during fiscal 1997. The weighted average rate paid on deposits for fiscal 1997 of 5.30% was the same as in fiscal 1996. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Net Interest Income. Net interest income increased approximately $334,000 or 3.7%, from $9.1 million for the year ended September 30, 1996 to $9.5 million for the year ended September 30, 1997. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread increased from 2.13% during fiscal 1996 to 2.23% during fiscal 1997. The increase in the interest rate spread during the fiscal year reflected a general increase in market spreads.

         Provision for Loan Losses. The provision for loan losses for the year ended September 30, 1997 was $2,400 compared to $13,200 in the prior year, a decrease of $10,800. The decrease in the provision for loan losses for fiscal 1997 was based on, among other things, the continued low levels of credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1997 the Company's allowance for loan losses totaled $1.4 million or .49% of net loans receivable and 622.88% of total non-performing loans. In management's assessment, continued growth in the Company's residential loan portfolio has not significantly raised anticipated risk exposures nor impaired the Company's ability to absorb future loan losses.

         In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, and the Company's historically low loan losses and the levels of the allowance for loan losses established by the Company's peers in assessing the adequacy of the loan loss allowance. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based solely on the level of non-performing loans. The Company had no loan losses in fiscal 1997.

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

         Noninterest Income. Noninterest income increased from $231,000 in fiscal 1996 to $247,000 in fiscal 1997. The increase was primarily the result of increases in service charges and fees. There were no sales of interest earning assets during fiscal 1997.

         Noninterest Expense. Noninterest expense decreased $1.6 million or 25.0%, from $6.4 million in fiscal 1996 to $4.8 million in fiscal 1997. Of the decrease, $1.6 million was attributable in fiscal 1996 to the special SAIF assessment by the FDIC. Noninterest expense without the foregoing non-recurring item would have increased approximately $23,000 or 0.3%, from fiscal 1996 to fiscal 1997.

         Increased compensation and benefit expenses of $214,000 from fiscal 1996 to 1997 were primarily due to costs associated with the fair market value expense on ESOP shares and general cost of living increases. Net occupancy and equipment expense increased $63,000 in fiscal 1997 primarily due to the opening of the Bank's ninth office in late 1996 and the associated operating and depreciation expenses incurred in the fiscal year. Other expenses increased by a modest $36,000 in the current fiscal year.

         Income Tax Expense. Income tax expense increased from $1.3 million in fiscal 1996 to $2.1 million in fiscal 1997, as a result of higher pretax earnings for the period. Included in the tax expense for fiscal 1996 was the tax benefit associated with the special SAIF assessment, which effectively lowered the Company's tax liability by $650,000.


Comparison of the Fiscal Years Ended September 30, 1996 and 1995

         General. Net income for the year ended September 30, 1996 was $1.6 million, a decrease of $825,000 compared to net income of $2.5 million for the year ended September 30, 1995. Net income for fiscal 1996 was impacted by a $1.0 million after tax special assessment by the FDIC to capitalize the SAIF to its statutory reserve level of at least 1.25%. The assessment on September 30, 1996, was 0.657% of Home Loan Bank's insured deposits as of March 31, 1995.

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

         Provision for Loan Losses. The provision for loan losses for the year ended September 30, 1996 was $13,200 compared to $87,000 in the prior year, a decrease of $73,800. The decrease in the provision for loan losses for fiscal 1996 was based on, among other things, the continued low levels of credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1996 the Company's allowance for loan losses totaled $1.4 million or .55% of net loans receivable and 599.57% of total non-performing loans. The Company had no loan losses in fiscal 1996.

         Noninterest Income. Noninterest income increased from $221,000 in fiscal 1995 to $231,000 in fiscal 1996. The increase was primarily the result of increases in service charges and fees, and a modest increase in gains from the sale of loans in the secondary market.

         Noninterest Expense. Noninterest expense increased $1.9 million or 42.2%, from $4.5 million in fiscal 1995 to $6.4 million in fiscal 1996. Of the increase, $1.6 million was attributable to the special SAIF assessment by the FDIC. Noninterest expense without the foregoing non-recurring item would have increased approximately $250,000 or 5.5%, from fiscal 1995 to fiscal 1996. The increase in noninterest expense was primarily the result of increases in compensation and employee benefit expenses, while other general and administrative expenses decreased during the comparable period.

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

Average Balances, Interest Rates and Yields

                                                       At
                                                   September 30,                  For the Year Ended September 30,
                                               -----------------   -----------------------------------------------------------
                                                       1997                      1997                          1996
                                                       ----                      ----                          ----
                                                                                       (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning deposits..................   $ 15,162    5.50%   $ 17,097  $    897    5.25%     $17,927   $ 1,009     5.63%
 Investment securities......................     38,081    6.75      39,153     2,728    6.97       57,479     3,627     6.31
 Loans......................................    283,987    7.69     265,704    20,618    7.76      231,047    18,119     7.84
 FHLB stock.................................      2,449    8.25       2,252       179    7.95        2,008       158     7.87

   Total interest-earning assets............    339,679    7.49     324,206    24,422    7.53      308,461    22,913     7.43

Noninterest-earning assets..................      6,362               6,854                          6,184

   Total assets.............................    346,041             331,060                        314,645

Interest-Bearing Liabilities:
 Savings accounts...........................     15,866    2.96      15,939       455    2.85       16,981       482     2.84
 NOW and money market accounts..............     61,060    3.86      43,344     1,374    3.17       20,819       382     1.83
 Certificates of deposits...................    220,567    6.03     222,889    13,134    5.89      222,219    12,923     5.82

   Total interest-bearing liabilities.......    297,493    5.42     282,172    14,963    5.30      260,019    13,787     5.30

 Noninterest-bearing liabilities............      4,557               3,893                          3,606

   Total liabilities........................    302,050             286,065                        263,625
 Shareholders' equity.......................     43,991              44,995                         51,020

   Total liabilities and retained earnings      346,041             331,060                        314,645

Net interest-earning assets.................   $ 42,186            $ 46,255                       $ 48,442
                                               ========            ========                       ========
Net interest income.........................                                 $ 9,459                         $ 9,126
                                                                             =======                         =======
Interest rate spread(1).....................               2.07%                         2.23%                           2.13%
Net yield on weighted average interest-
 earning assets(2)..........................                                             2.92%                           2.96%
Average interest-earning assets to
 average interest-bearing liabilities.......                         114.92%                        118.63%
----------------

                                                 For the Year Ended September 30,
                                                 -------------------------------
                                                                1995
                                                                ----
Interest-Earning Assets:
 Interest-earning deposits..................     $  17,361   $    968    5.58%
 Investment securities......................        65,034      3,852    5.92
 Loans......................................       206,913     16,156    7.81
 FHLB stock.................................         1,896        145    7.65

   Total interest-earning assets............       291,204     21,121    7.25

Noninterest-earning assets..................         5,017

   Total assets.............................       296,221

Interest-Bearing Liabilities:
 Savings accounts...........................        19,832        586    2.95
 NOW and money market accounts..............        21,631        409    1.89
 Certificates of deposits...................       213,663     11,735    5.49

   Total interest-bearing liabilities.......       255,126     12,730    4.99

 Noninterest-bearing liabilities............         3,208

   Total liabilities........................       258,334
 Shareholders' equity.......................        37,887

   Total liabilities and retained earnings         296,221

Net interest-earning assets.................     $  36,078
                                                 =========
Net interest income.........................                 $  8,391
                                                             ========
Interest rate spread(1).....................                             2.26%
Net yield on weighted average interest-
 earning assets(2)..........................                             2.88%
Average interest-earning assets to
 average interest-bearing liabilities.......       114.14%
----------------

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

(2) The net yield on average interest-earning assets is calculated by dividing net interest income by total interest-earning assets for the period indicated. No net yield figure is presented at September 30, 1997, because the computation of net yield is applicable only over a period rather than at a specific date.

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

                                                                  Year Ended September 30,
                                    -------------------------------------------------------------------------------
                                                   1997 vs. 1996                             1996 vs. 1995
                                    -------------------------------------     -------------------------------------
                                            Increase                                Increase
                                           (Decrease)                              (Decrease)
                                             Due to              Total              Due  to                Total
                                    ---------------------       Increase      ---------------------       Increase
                                     Volume         Rate       (Decrease)      Volume         Rate       (Decrease)
                                                               (Dollars in Thousands)
Interest-earning assets:
 Interest-earning deposits ...      $   (45)      $   (67)      $  (112)      $    32       $     9       $    41
 Investment securities .......       (1,247)          348          (899)         (466)          (241)        (225)
 Loans .......................        2,691          (192)        2,499         1,892            71         1,963
 FHLB stock ..................           19             2            21             9             4            13

   Total .....................      $ 1,418       $    91       $ 1,509       $ 1,467       $   325         1,792

Interest-bearing liabilities:
 Savings accounts ............      $   (30)      $     3       $   (27)      $   (82)      $   (22)         (104)
 NOW and money market accounts          593           399           992           (15)          (12)          (27)
 Certificates of deposit .....           39           172           211           481           707         1,188

   Total .....................      $   602       $   574       $ 1,176       $   384       $   673         1,057


Change in net interest income.                                  $   333                                   $   735
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

         At September 30, 1997, a change in the interest rate of positive 200 basis points would have resulted in a 2.62% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a 0.10% increase in the NPV as a percent of the present value of the Bank's assets. Accordingly, a deduction to risk-based capital would have been required as of September 30, 1997 if the regulation were in effect. The Bank, however, would still have been considered "well capitalized" under current regulatory guidelines.

         Presented below, as of September 30, 1997, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 400 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

                                                             At September 30, 1997
   Change in                                                 ---------------------
  Interest Rate        Board Limit           Estimated           Amount    Percent
  (Basis Points)      Percent Change            NPV              Change    Change
  --------------      --------------            ---              ------    ------
                                      (Dollars In Thousands)
      +400 bp            -34%                  $19,255          $-22,960    -54%
      +300 bp            -27                    25,338           -16,877    -40
      +200 bp            -20                    31,471           -10,744    -25
      +100 bp            -12                    37,334            -4,882    -12
         0 bp            ---                    42,215               ---    ---
      -100 bp            - 9                    44,801             2,586      6
      -200 bp            -12                    43,688             1,473      3
      -300 bp            -19                    41,362              -854     -2
      -400 bp            -23                    40,254            -1,962     -5

         The Bank has structured its assets and liabilities in an attempt to maintain interest rate risk at a level deemed acceptable by the Board. As indicated in the table above, the percentage change of NPV in rising interest rates of +200 bp and above exceeds approved Board limits due to upward pressure on interest rates during the period and increased sensitivity from mismatches in asset/liability repricing. The Board reviews the OTS measurements on a quarterly basis and has chosen to monitor and adjust exposures rather than limits. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis and manages interest rate risk by applying the following policies:

         Promoting adjustable rate mortgages. Adjustable rate mortgages ("ARMs") are viewed by management as the most viable option for managing interest rate exposure. The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. The Company offers a wide variety of adjustable rate loan products that reprice as frequently as every year or can be fixed for a term of up to seven years and adjust yearly thereafter.

         Originating 10, 15 and 20 year fixed rate mortgages. By retaining these mortgages in the loan portfolio, and selling mortgages with terms of 30 years, management can reduce its interest rate exposure. Loans with maturities of 30 years are currently classified as held for sale by the Company at origination. There were no loans held for sale at September 30, 1997. The Company retains the servicing on loans sold in the secondary market.

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

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and on September 30, 1997, was 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At September 30, 1997, the Bank's liquidity ratio was 16.0% compared to 22.9% and 31.7% at September 30, 1996 and 1995.

         Management structures the liquid asset portfolio of the Bank to meet the cash flow needs of operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on loans and investments less interest paid on deposits, were $3.9 million, $4.3 million, and $2.5 million for the years ended September 30, 1997, 1996 and 1995, respectively. Net cash flows used for investing activities, consisting primarily of disbursements for loan originations and investments purchased offset by principal collections on loans and proceeds from the maturity of investments, were $19.6 million, $19.4 million, and $35.8 million for the years ended September 30, 1997, 1996 and 1995, respectively. Net cash provided by financing activities, consisting primarily of net deposit activity and cash provided by the Conversion, was $20.2 million, $5.6 million, $35.0 million for the years ended September 30, 1997, 1996 and 1995, respectively. If the Bank requires additional funds beyond its ability to acquire them locally, it has borrowing capability through the FHLB of Indianapolis. At September 30, 1997, the Bank had no advances from the FHLB of Indianapolis or other borrowings outstanding and has not had any such advances or other borrowings outstanding since 1983.

         The Bank uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1997, the Bank had outstanding commitments to extend credit which amounted to $15.6 million (including $9.8 million in unused lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

         At September 30, 1997, the Bank had tangible and core capital of $33.2 million, or 9.85% of adjusted total assets, which was approximately $28.2 million and $23.1 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1997 of $34.6 million (including $33.2 million in core capital), or 21.38% of risk-weighted assets of $161.8 million. This amount was $21.7 million above the 8.0% requirement in effect on that date.

         The Company also has a need for, and sources of, liquidity. Liquidity is required to fund operating expenses, stock repurchase programs, as well as the payments of any dividends to shareholders. The primary source of liquidity for the Company on an ongoing basis is dividends from the Bank. During 1997, the Bank paid dividends in the amount of $8,383,000 to the Company. The dividends paid in 1997 represent a capital distribution of $5,700,000 in addition to the transfer of 100 percent of the Bank's net income. In addition, the Company has access to public debt and equity markets. The Company currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary.

Uses and Sources of Funds

         During the year ended September 30, 1997, there was a net increase of $4.5 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1997 included funding an increase of $33.7 million in the loan portfolio, the repurchase of $6.1 million in treasury shares, and the purchase of $15.1 million in securities. The major source of funds included $30.0 million from the maturity of securities and a $26.3 million increase in deposits. The Company paid a total of $0.20 per share on common stock, or a total of $477,000 to its shareholders during fiscal 1997.

         During the year ended September 30, 1996, there was a net decrease of $9.5 million in cash and cash equivalents, as uses offset sources of funds. Primary uses of cash during the fiscal year 1996 included funding an increase of $35.9 million in the loan portfolio, the repurchase of $9.3 million in treasury shares, and the repurchase of $6.1 million in securities. The major source of funds included $23.0 million from the maturity and sales of securities and a $15.0 million increase in deposits. The Company paid a total of $0.10 per share on common stock, or a total of $264,000 to its shareholders during fiscal 1996.

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

Impact of New Accounting Standards

Several new accounting standards have been issued by the Financial Accounting Standards Board ("FASB") that will apply to the Company for the year ending September 30, 1998 or 1999.

         SFAS No. 128, "Earnings Per Share," revises the accounting requirements for calculating earnings per share. Basic earnings per share for the quarter ended December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution effect of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has dilution from stock options, the new calculation methods will increase basic earnings per share over what otherwise would have been reported as primary earnings per share, while there will be little effect on fully diluted earnings per share.

         SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown.
This statement is effective for fiscal years beginning after December 15, 1997.

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Shareholders
Home Bancorp
Fort Wayne, Indiana


We have audited the accompanying consolidated balance sheets of Home Bancorp as of September 30, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended September 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Bancorp as of September 30, 1997 and 1996 and the results of its operations and its cash flows for the years ended September 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.





                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
October 16, 1997

                                           HOME BANCORP



                                    CONSOLIDATED BALANCE SHEETS
                                    September 30, 1997 and 1996




                                                                      1997               1996
                                                                 -------------      -------------
Cash on hand and in other banks ............................     $   1,282,926      $   1,206,753
Federal funds sold .........................................         7,000,000          6,100,000
Interest-earning deposits in other banks ...................         8,162,372          4,615,815
                                                                 -------------      -------------
     Total cash and cash equivalents .......................        16,445,298         11,922,568
Securities available for sale ..............................        11,126,562          3,969,375
Securities held to maturity (fair value:
  1997 - $27,214,000 and 1996 - $49,273,000) ...............        26,954,555         48,818,448
Loans receivable, net of allowance for loan losses:
  1997 - $1,387,989 and 1996................................       283,986,922        250,305,646
Federal Home Loan Bank stock, at cost ......................         2,449,100          2,054,200
Accrued interest receivable ................................         2,049,564          2,260,499
Premises and equipment, net ................................         2,710,492          2,594,917
Other assets ...............................................           318,809            776,261
                                                                 -------------      -------------

     Total assets ..........................................     $ 346,041,302      $ 322,701,914
                                                                 =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Non-interest-bearing demand deposits ..................     $   4,048,663      $   5,032,975
     Savings, NOW and MMDA deposits ........................        72,876,749         32,378,241
     Certificates of deposit ...............................       220,567,213        233,774,251
                                                                 -------------      -------------
         Total deposits ....................................       297,492,625        271,185,467

     Advances from borrowers for taxes and insurance .......         2,092,412          1,886,859
     Accrued expenses and other liabilities ................         2,465,213          2,916,373
                                                                 -------------      -------------
         Total liabilities .................................       302,050,250        275,988,699
                                                                 -------------      -------------

Shareholders' equity
     Preferred stock, no par value;  5,000,000 shares
       authorized; none issued .............................              --                 --
     Common stock, no par value;  10,000,000 shares
       authorized;  1997 - 3,381,305 shares issued
       and 2,467,238 shares outstanding; 1996 - 3,381,505
       shares issued and 2,762,350 shares outstanding ......        33,985,413         33,758,217
     Retained earnings, substantially restricted ...........        27,618,839         25,203,053
     Net unrealized appreciation on securities
       available for sale, net of tax of $26,284 in 1997 and
       $1,608 in 1996 ......................................            51,021              3,124
     Unearned Employee Stock Ownership Plan shares .........        (1,769,379)        (2,001,177)
     Unearned Recognition and Retention Plan shares ........          (714,294)          (955,589)
     Treasury stock at cost, 914,067 and 619,155 common
       shares at 1997 and 1996, respectively ...............       (15,180,548)        (9,294,413)
                                                                 -------------      -------------
         Total shareholders' equity ........................        43,991,052         46,713,215
                                                                 -------------      -------------

         Total liabilities and shareholders' equity ........     $ 346,041,302      $ 322,701,914
                                                                 =============      =============

The accompanying notes are an integral part of these consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF INCOME
                           Years ended September 30, 1997, 1996 and 1995


                                                         1997             1996             1995
                                                     -----------      -----------      -----------
Interest income
     Loans receivable, including fees
         Mortgage loans .......................      $19,820,186      $17,463,746      $15,585,034
         Consumer and other loans .............          798,484          655,700          570,534
     Securities ...............................        2,728,399        3,626,283        3,852,449
     Other ....................................        1,075,643        1,167,304        1,112,607
                                                     -----------      -----------      -----------
                                                      24,422,712       22,913,033       21,120,624
Interest expense
     Deposits .................................       14,963,252       13,787,143       12,730,160
                                                     -----------      -----------      -----------

Net interest income ...........................        9,459,460        9,125,890        8,390,464

Provision for loan losses .....................            2,400           13,200           87,000
                                                     -----------      -----------      -----------
Net interest income after provision
  for loan losses .............................        9,457,060        9,112,690        8,303,464

Noninterest income
     Gains on sales of interest-earning
       assets, net ............................             --              3,550            1,310
     Other ....................................          246,713          227,024          219,352
                                                     -----------      -----------      -----------
                                                         246,713          230,574          220,662
Noninterest expense
     Employee compensation and benefits .......        2,725,691        2,511,718        2,088,256
     Occupancy and equipment ..................          591,127          528,360          584,010
     Federal deposit insurance premium ........          251,594        2,235,132          582,117
     Other ....................................        1,187,017        1,150,883        1,273,814
                                                     -----------      -----------      -----------
                                                       4,755,429        6,426,093        4,528,197

Income before income taxes ....................        4,948,344        2,917,171        3,995,929

Income tax expense ............................        2,055,344        1,281,171        1,534,929
                                                     -----------      -----------      -----------

Net income ....................................      $ 2,893,000      $ 1,636,000      $ 2,461,000
                                                     ===========      ===========      ===========
Earnings per common and common
  equivalent share, subsequent
  to conversion ...............................      $      1.20      $       .57      $       .44
                                                     ===========      ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                                            HOME BANCORP
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended September 30, 1997, 1996 and 1995


                                                                                                Net Unrealized        Unearned
                                                                                                Appreciation on       Employee
                                                                                                   Securities           Stock
                                                                Common           Retained       Available For         Ownership
                                                                 Stock           Earnings      Sale, Net of Tax      Plan Shares
                                                                 -----           --------      ----------------      -----------
Balances at October 1, 1994 ............................                       $ 21,370,000
Proceeds from the sale of 3,303,178 shares of common
  stock, net of conversion costs .......................     $ 32,400,000                                            $ (2,312,090)
12,350 shares committed to be released under the
  Employee Stock Ownership Plan (ESOP) .................           45,205              --                                  96,337
Net income for the year ended September 30, 1995 .......             --           2,461,000                                   --
                                                             ------------      ------------      ------------        ------------

Balances at September 30, 1995 .........................       32,445,205        23,831,000                            (2,215,753)

Cash dividends declared on common stock -
  $.10 per share .......................................             --            (263,947)                                   --
23,237 shares committed to be released under the ESOP ..          118,525              --                                 214,576
78,327 shares issued under the RRP .....................        1,194,487              --                                      --
Amortization of RRP contribution .......................             --                --                                      --
Purchase 619,155 shares of treasury stock ..............             --                --                                      --
Net change in unrealized appreciation on
  securities available for sale, net of tax of $1,608 ..             --                --        $      3,124                  --
Net income for the year ended September 30, 1996 .......             --           1,636,000                --                  --
                                                             ------------      ------------      ------------        ------------

Balances at September 30, 1996 .........................       33,758,217        25,203,053             3,124          (2,001,177)

Cash dividends declared on common stock - $.20 per share             --            (477,214)               --                  --
22,590 shares committed to be released under the ESOP ..          224,687              --                  --             231,798
Cancellation of 200 RRP shares .........................           (3,050)             --                  --                  --
Amortization of RRP contribution .......................             --                --                  --             238,245
Issuance of 14,824 common shares from treasury stock
  due to exercise of stock options .....................            5,559              --                  --                  --
Purchase 309,736 shares of treasury stock ..............             --                --                  --                  --
Net change in unrealized appreciation on securities
  available for sale, net of tax of $24,676 ............             --                --              47,897                  --
Net income for the year ended September 30, 1997 .......             --           2,893,000                --                  --
                                                             ------------      ------------      ------------        ------------

Balances at September 30, 1997 .........................     $ 33,985,413      $ 27,618,839      $     51,021        $ (1,769,379)
                                                             ============      ============      ============        ============

                                                                Unearned
                                                              Recognition                            Total
                                                             and Retention      Treasury          Shareholders'
                                                              Plan Shares        Stock              Equity
                                                              -----------        -----              ------
Balances at October 1, 1994 ............................                                          $ 21,370,000
Proceeds from the sale of 3,303,178 shares of common
  stock, net of conversion costs .......................                                            30,087,910
12,350 shares committed to be released under the
  Employee Stock Ownership Plan (ESOP) .................                                               141,542
Net income for the year ended September 30, 1995 .......                                             2,461,000
                                                              ------------      ------------      ------------

Balances at September 30, 1995 .........................                                            54,060,452

Cash dividends declared on common stock -
  $.10 per share .......................................                                              (263,947)
23,237 shares committed to be released under the ESOP ..                                               333,101
78,327 shares issued under the RRP .....................      $(1,194,487)                                  --
Amortization of RRP contribution .......................          238,898                              238,898
Purchase 619,155 shares of treasury stock ..............              --        $ (9,294,413)       (9,294,413)
Net change in unrealized appreciation on
  securities available for sale, net of tax of $1,608 ..              --                  --             3,124
Net income for the year ended September 30, 1996 .......              --                  --         1,636,000
                                                              ------------      ------------      ------------

Balances at September 30, 1996 .........................         (955,589)        (9,294,413)       46,713,215

Cash dividends declared on common stock - $.20 per share               --                 --          (477,214)
22,590 shares committed to be released under the ESOP ..               --                 --           456,485
Cancellation of 200 RRP shares .........................            3,050                 --                --
Amortization of RRP contribution .......................          238,245
Issuance of 14,824 common shares from treasury stock
  due to exercise of stock options .....................               --            220,507           226,066
Purchase 309,736 shares of treasury stock ..............               --         (6,106,642)       (6,106,642)
Net change in unrealized appreciation on securities
  available for sale, net of tax of $24,676 ............               --                 --            47,897
Net income for the year ended September 30, 1997 .......               --                 --         2,893,000
                                                              ------------      ------------      ------------

Balances at September 30, 1997 .........................      $   (714,294)     $(15,180,548)     $ 43,991,052
                                                              ============      ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

                                                 HOME BANCORP
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                Years ended September 30, 1997, 1996 and 1995


                                                                 1997              1996              1995
                                                            ------------      ------------      ------------
Cash flows from operating activities
   Net income .........................................     $  2,893,000      $  1,636,000      $  2,461,000
   Adjustments to reconcile net income
     to net cash from operating activities
     Depreciation .....................................          208,661           181,463           230,196
     Provision for loan losses ........................            2,400            13,200            87,000
     Gain on sale of securities .......................             --              (1,438)             --
     Gain on sale of loans ............................             --              (2,112)           (1,310)
     Loans originated for sale ........................             --            (123,500)         (142,500)
     Proceeds from loan sales .........................             --             125,612           143,810
     ESOP expense .....................................          456,485           333,101           141,542
     Amortization of RRP contribution .................          238,245           238,898              --
     Loss on disposal of premises and equipment .......              770              --                --
     Securities amortization and accretion, net .......          (72,753)          127,892           (96,539)
     Change in
       Accrued interest receivable ....................          210,935           421,114          (897,037)
       Other liabilities ..............................         (451,160)        1,698,342           333,386
       Other assets ...................................          432,777          (317,673)          206,274
                                                            ------------      ------------      ------------
         Net cash from operating activities ...........        3,919,360         4,330,899         2,465,822

Cash flows from investing activities
   Proceeds from maturities of securities held-to-
     maturity .........................................       30,000,000        21,000,000        20,000,000
   Proceeds from sales of securities available for sale             --           2,032,376              --
   Purchase of securities available for sale ..........       (7,084,219)       (5,992,813)             --
   Purchase of securities held to maturity ............       (8,063,750)             --         (41,682,500)
   Purchase of Federal Home Loan Bank stock ...........         (394,900)          (86,700)         (142,100)
   Net change in loans ................................      (33,683,676)      (35,914,093)      (13,859,388)
   Purchase of premises and equipment .................         (325,006)         (444,394)         (126,554)
                                                            ------------      ------------      ------------
     Net cash from investing activities ...............      (19,551,551)      (19,405,624)      (35,810,542)

Cash flows from financing activities
   Net change in deposits .............................       26,307,158        15,077,412         4,767,771
   Increase in advance payments by
     borrowers for taxes and insurance ................          205,553            88,514           183,423
   Purchase of treasury stock .........................       (6,106,642)       (9,294,413)             --
   Cash dividends paid ................................         (477,214)         (263,947)             --
   Proceeds from exercise of stock options ............          226,066              --                --
   Proceeds from stock issue, net of conversion
     costs and stock acquired by ESOP .................             --                --          30,087,910
                                                            ------------      ------------      ------------
     Net cash from financing activities ...............       20,154,921         5,607,566        35,039,104
                                                            ------------      ------------      ------------

Net change in cash and cash equivalents ...............        4,522,730        (9,467,159)        1,694,384

Cash and cash equivalents at beginning of year ........       11,922,568        21,389,727        19,695,343
                                                            ------------      ------------      ------------

Cash and cash equivalents at end of year ..............     $ 16,445,298      $ 11,922,568      $ 21,389,727
                                                            ============      ============      ============

Supplemental disclosures of cash flow information
   Cash paid for
     Interest on deposits .............................     $ 14,942,651      $ 13,763,931      $ 12,449,902
     Income taxes .....................................        1,681,976         1,586,000         1,130,500
Noncash investing activities
   Transfer from investment securities to securities
     held to maturity .................................     $       --        $       --        $ 48,170,068

The accompanying notes are an integral part of these consolidated financial statements.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include Home Bancorp (the Company), and its wholly-owned subsidiary, Home Loan BankFSB (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of residential real estate loans in Fort Wayne, Indiana and the surrounding areas. Loans secured by real estate mortgages comprise approximately 99% of the loan portfolio at September 30, 1997. The Company accepts deposits from customers in the normal course of business primarily in Fort Wayne, Indiana and the surrounding areas. The Company operates in the banking industry which accounts for more than 90% of its revenues.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Certain Vulnerability Due to Certain Concentrations: Management is of the opinion that no concentrations exist that make the Company vulnerable to the risk of near-term severe impact.

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

Securities: The Company classifies securities into held to maturity, available or sale and trading categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.

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


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Servicing Rights: Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

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

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, was adopted effective October 1, 1995 and requires recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported in the provision for loan losses. The effect of adopting this standard was not material to the consolidated financial statements.


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


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

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and Equipment: Land and land improvements are carried at cost. Buildings, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position (SOP) 93-6. Under SOP 93-6, the cost of shares issued to the ESOP, but not yet allocated to participants, is presented in the consolidated balance sheets as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to common stock. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

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



                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options, less ESOP shares not committed to be released. The impact of dilutive stock options on earnings per share is not material. The weighted average number of shares outstanding for the calculation of earnings per common share for the years ended September 30, 1997 and 1996 was 2,402,971 and 2,858,551, respectively. Earnings per common share for the year ended September 30, 1995 was computed by dividing net income subsequent to the Bank's conversion from mutual to stock form (the "conversion") by the weighted average number of shares outstanding less ESOP shares not committed to be released. Net income subsequent to the conversion was $1,366,000 and the weighted average number of shares outstanding was 3,084,319 for the period ended September 30, 1995.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Impact of New Accounting Standards: SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Several transactions common to banking are affected by SFAS No. 125, including servicing of loans and other financial assets, repurchase agreements, loan participations, asset securitizations, and transfers of receivables with recourse. This statement was effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the Company's consolidated financial statements.

Reclassifications: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

NOTE 2 - SECURITIES

Year end securities available for sale were as follows:

                                                  Gross             Gross
                             Amortized         Unrealized        Unrealized           Fair
1997                           Cost               Gains            Losses             Value
----                        -----------       -----------       ------------       -----------
Debt securities
      U.S. Government       $11,049,257       $    77,305       $       --         $11,126,562
                            ===========       ===========       ============       ===========

1996
----
Debt securities
      U.S. Government       $ 3,964,641       $     4,734       $       --         $ 3,969,375
                            ===========       ===========       ============       ===========

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 2 - SECURITIES (Continued)

Year end securities held to maturity were as follows:

                                                                   Gross             Gross
                             Amortized         Unrealized        Unrealized           Fair
1997                           Cost               Gains            Losses            Value
----                        -----------       -----------       -----------        -----------
Debt securities
      U.S. Government       $26,954,555       $   259,445       $      --          $27,214,000
                            ===========       ===========       ===========        ===========

1996
----
Debt securities
      U.S. Government       $48,818,448       $   473,354       $   (18,802)       $49,273,000
                            ===========       ===========       ===========        ===========

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             September 30, 1997
                                                       -------------------------------
                                                         Amortized             Fair
                                                           Cost                Value
                                                       ------------       ------------

           Due in one year or less                     $ 16,952,485       $ 17,016,562
           Due after one year through five years         21,051,327         21,324,000
                                                       ------------       ------------

                                                       $ 38,003,812       $ 38,340,562
                                                       ============       ============

There were no sales of securities available for sale during the year ended September 30, 1997. Proceeds from securities available for sale during the year ended September 30, 1996 were $2,032,376; gross gains of $1,438 were realized on these sales. There were no sales of securities available for sale during the year ended September 30, 1995. No securities classified as held to maturity were sold or transferred to available for sale during the years ended September 30, 1997 or 1996.

NOTE 3 - LOANS RECEIVABLE

Loans receivable at year end are summarized as follows:

                                                            1997             1996
                                                       ------------     ------------
Mortgage loans
    Principal balances
         Secured by one to four family residences      $269,995,150     $238,102,033
         Secured by other properties .............        1,856,007        1,357,340
         Construction loans ......................       11,796,566       12,406,540
                                                       ------------     ------------
                                                        283,647,723      251,865,913
    Less
         Undisbursed portion of construction loans        6,666,049        6,878,538
         Net deferred loan origination fees ......          337,509          392,800
                                                       ------------     ------------
             Total first mortgage loans ..........      276,644,165      244,594,575

Consumer and other loans
    Principal balances
         Home equity and second mortgage .........        7,804,899        6,338,940
         Other ...................................        1,133,388        1,067,032
                                                       ------------     ------------
             Total consumer and other loans ......        8,938,287        7,405,972

Less
    Allowance for loan losses ....................        1,387,989        1,385,589
    Loans in process .............................          207,541          309,312
                                                       ------------     ------------

                                                       $283,986,922     $250,305,646
                                                       ============     ============

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 3 - LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses for the years ended September 30 is as follows:

                                        1997            1996            1995
                                    -----------     -----------     -----------
Balance at beginning of period      $ 1,385,589     $ 1,372,357     $ 1,287,969
Provision charged to income ...           2,400          13,200          87,000
Net recoveries (charge-offs) ..            --                32          (2,612)
                                    -----------     -----------     -----------

Balance at end of period ......     $ 1,387,989     $ 1,385,589     $ 1,372,357
                                    ===========     ===========     ===========

At September 30, 1997 and 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as the Company had no loans it considered to be impaired loans as of or for the years ended September 30, 1997 and 1996.


NOTE 4 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances at September 30 are as follows:

                                                      1997               1996
                                                   -----------        ----------
Mortgage loans serviced for FNMA .........         $2,531,364         $2,860,554
                                                   ==========         ==========


Custodial escrow balances maintained for this loan servicing were approximately $28,000 and $30,000 at September 30, 1997 and 1996, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at September 30 are as follows:

                                                        1997             1996
                                                   -----------      -----------
Land and land improvements ...................     $   643,350      $   643,350
Buildings ....................................       2,554,705        2,355,480
Furniture, fixtures and equipment ............       1,310,475        1,245,455
Leasehold improvements .......................         291,005          291,005
                                                   -----------      -----------
                                                     4,799,535        4,535,290
Less accumulated depreciation and amortization      (2,089,043)      (1,940,373)
                                                   -----------      -----------

                                                   $ 2,710,492      $ 2,594,917
                                                   ===========      ===========


NOTE 6 - DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 or more was approximately $54,316,000 and $47,590,000 at September 30, 1997 and 1996,
respectively. Depositors have their accounts insured up to applicable limits ($100,000 per depositor, as defined) by the Federal Deposit Insurance Corporation.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995

NOTE 6 - DEPOSITS (Continued)

At September 30, 1997, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

                           1998                             $ 140,127,460
                           1999                                23,241,098
                           2000                                12,715,369
                           2001                                 5,624,000
                           2002                                 9,937,454
                           Thereafter                          28,921,832
                                                            -------------

                                                            $ 220,567,213
                                                            =============

NOTE 7 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. As a multi-employer plan, there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company. For the year ended September 30, 1997, the fund was fully funded. Expense under this plan was approximately $-0-, $49,000 and $67,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

401(k) Plan: The Company maintains a 401(k) salary reduction plan which covers substantially all employees. Participants made deferrals from 1% to 15% of compensation and the Company matched 50% of elective deferrals on the first 6% of the participants' compensation through March 31, 1995. Between March 31, 1995 and November 30, 1995, participants made deferrals on the first 2% of compensation, however, the Company did not provide any match of such elective deferrals. After November 30, 1995, participants may make deferrals from 1% to 15% of compensation, however, the Company does not provide any match of such elective deferrals. The Company provided discretionary contributions of 1% of compensation for the year ended September 30, 1995. Contributions and related expense attributable to the plan were approximately $4,000, $4,000 and $30,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

Recognition and Retention Plans ("RRP"): In October, 1995, the Company established the RRP as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. The terms of each grant of stock pursuant to the RRP are identical; only the participants and the number of shares awarded to each participant vary. The Bank contributed funds to the RRP for the purchase of 78,327 shares of Company common stock at an average price of $15.25 per share. On October 10, 1995, awards of grants for these shares were issued to various directors, officers and other key employees of the Company. These awards generally are to vest and be earned by the recipient at the rate of 20% per year, commencing October 10, 1996. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. An expense of approximately $238,000 and $239,000 was recorded for these Plans for the years ended September 30, 1997 and 1996, respectively.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 7 - EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan (ESOP): In conjunction with the stock conversion, the Company established an ESOP for eligible employees. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $2,312,090 from the Company to purchase 231,209 shares of the common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased with the loan proceeds by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of twelve years. The interest rate for the loan is a variable monthly rate equal at all times to the Applicable Federal Rate. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of approximately $451,000, $352,000 and $169,000 was recorded relative to the ESOP for the years ended September 30, 1997, 1996 and 1995, respectively. Contributions of $302,000, $310,000, and $167,000 were made to the ESOP during the years ended September 30, 1997, 1996 and 1995, respectively. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOPs loan payable to the Company.

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

ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. A participant entitled to a distribution may require the Company to repurchase the stock in the event that the stock is not readily tradable on an established market (referred to as the put option). In general, participants are entitled to exercise the put option for a period of not more than 60 days following the date of distribution of the stock. As the Company's common stock is traded on the NASDAQ National market under the symbol "HBFW", the provisions of the put option currently have no effect.

For the years ended September 30, 1997, 1996 and 1995, 22,590, 23,237 and 12,350
shares with an average fair value of $19.96, $15.07 and $13.66 per share, respectively, were committed to be released.

The ESOP shares as of September 30 are as follows:

                                            1997           1996          1995
                                         ----------     ----------     ----------
Allocated shares ..................         58,177         35,587         12,350

Unearned shares ...................        173,032        195,622        218,859
                                        ----------     ----------     ----------

Total ESOP shares .................        231,209        231,209        231,209
                                        ==========     ==========     ==========

Fair value of unearned shares .....     $4,196,026     $3,105,499     $3,447,029
                                        ==========     ==========     ==========

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 7 - EMPLOYEE BENEFITS (Continued)

Stock Option Plan: The Board of Directors of the Company adopted the Home Bancorp 1996 Stock Option and Incentive Plan (the "Plan") in conjunction with the stock conversion. The number of options authorized under the Plan is 10% or 330,317 shares of common stock issued in the conversion. Officers, directors and key employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Eligible officers and directors of the Company are able to exercise options awarded to them at a rate of 20% per year, October 10, 1996 being the first possible exercise date.

The Company applied APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for the Plan. SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosures for stock-based compensation awarded in fiscal years beginning after December 15, 1994 for companies that do not adopt its fair value accounting method for stock-based compensation. The effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended September 30, 1996 and 1997. In future years, as additional options are granted, the effect on net income and earnings per share may increase.

                                            Available      Options      Weighted-Average
                                            For Grant    Outstanding     Exercise Price
                                            ---------    -----------     --------------
Balance - October 10, 1995 ...........       330,317           --

Granted (expire October 10, 2005) ....      (228,504)       228,504       $   15.25
Exercised ............................          --             --
Forfeited ............................          --             --
                                            --------       --------
Balance - September 30, 1996 .........       101,813        228,504

Granted ..............................          --             --
Exercised ............................          --          (14,824)          15.25
Forfeited ............................          --             --
                                            --------       --------
Balance - September 30, 1997 .........       101,813        213,680           15.25
                                            ========       ========

At year end 1997, options outstanding had a weighted-average remaining life of 8 years and an exercise price of $15.25.

Options exerciseable at year end are as follows.

                                       Number              Weighted-Average
                                     of Options             Exercise Price
                                     ----------             --------------
     1996                                 -                   $ 15.25
     1997                              30,877                   15.25

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995

NOTE 8 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for 1996) or on specified experience formulas. The Bank used the percentage of taxable income method for the tax years ended September 30, 1996 and 1995. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years beginning after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $625,000 and is payable over a six year period beginning no later than the tax year ending September 30, 1999.

Income tax expense for the years ended September 30 is:

                                    1997              1996               1995
                                -----------       -----------        -----------
Federal
     Current ............       $   978,879       $ 1,410,864        $ 1,119,220
     Deferred ...........           630,214          (390,632)            61,709
                                -----------       -----------        -----------
                                  1,609,093         1,020,232          1,180,929
State
     Current ............           284,219           422,380            335,613
     Deferred ...........           162,032          (161,441)            18,387
                                -----------       -----------        -----------
                                    446,251           260,939            354,000
                                -----------       -----------        -----------

Income tax expense ......       $ 2,055,344       $ 1,281,171        $ 1,534,929
                                ===========       ===========        ===========

The differences between the provision for income taxes shown on the statements of income and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

                                                        1997             1996             1995
                                                    -----------      -----------      -----------
Income taxes at statutory rate ................     $ 1,682,437      $   991,838      $ 1,358,616
Increase (decrease) in taxes resulting from:
    Other .....................................          78,381          117,113          (57,327)
    State tax, net of federal income tax effect         294,526          172,220          233,640
                                                    -----------      -----------      -----------

    Income tax expense ........................     $ 2,055,344      $ 1,281,171      $ 1,534,929
                                                    ===========      ===========      ===========

    Effective tax rate ........................            41.5%            43.9%            38.4%
                                                    ===========      ===========      ===========

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995

NOTE 8 - INCOME TAXES (Continued)

Components of the net deferred tax asset as of September 30 are:

                                                     1997           1996           1995
                                                  ---------      ---------      ---------
Deferred tax assets:
    SAIF assessment .........................     $    --        $ 652,686      $    --
    Bad debts ...............................          --             --           60,995
    Deferred loan fees ......................       133,687        155,588        179,700
    Recognition and retention plan ..........        94,673           --             --
    Other ...................................        18,602        125,953         88,458
                                                  ---------      ---------      ---------
         Total deferred tax assets ..........       246,962        934,227        329,153

Deferred tax liabilities:
    Bad debts ...............................       (76,133)       (41,936)          --
    Discount accretion ......................      (182,107)      (111,323)      (100,258)
    Net unrealized appreciation on securities
      available for sale ....................       (26,284)        (1,608)          --
                                                  ---------      ---------      ---------
         Total deferred tax liabilities .....      (284,524)      (154,867)      (100,258)
Valuation allowance .........................          --             --             --
                                                  ---------      ---------      ---------

Net deferred tax asset (liability) ..........     $ (37,562)     $ 779,360      $ 228,895
                                                  =========      =========      =========

Federal income tax laws provided savings banks with additional bad debt deductions through September 30, 1987, totaling $7,600,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total approximately $2,584,000 at September 30, 1997 and 1996. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $2,584,000 would be recorded as expense.

NOTE 9 - CAPITAL STANDARDS

The Bank is subject to various regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995

NOTE 9 - CAPITAL STANDARDS (Continued)

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At September 30, the Bank's actual capital levels and minimum required levels (in thousands) were:

                                                                                                     Minimum
                                                                                                   Requirement
                                                                       Minimum                     To Be Well
                                                                     Requirement                Capitalized Under
                                                                      For Capital               Prompt Corrective
                                          Actual                  Adequacy Purposes             Action Provisions
                                   Amount         Ratio         Amount          Ratio         Amount        Ratio
                                   ------         -----         ------          -----         ------        -----
                                                               (Dollars in thousands)
1997
Total Capital (to risk
  weighted assets)               $  34,601        21.38%       $  12,946         8.00%       $ 16,182       10.00%
Tier I (Core) Capital
  (to risk weighted
  assets)                        $  33,213        20.52%       $   6,473         4.00%       $  9,709        6.00%
Tier I (Core) Capital
  (to adjusted total
  assets)                        $  33,213         9.85%       $  10,120         3.00%            N/A         N/A
Tangible Capital
  (to adjusted total
  assets)                        $  33,213         9.85%       $   5,060         1.50%            N/A         N/A
Tier I (Core) Capital
  (to average assets)            $  33,213        10.03%       $  13,242         4.00%       $ 16,553        5.00%

1996
Total Capital (to risk
  weighted assets)               $  39,833        27.12%       $  11,748         8.00%       $ 14,685       10.00%
Tier I (Core) Capital
  (to risk weighted
  assets)                        $  38,450        26.18%       $   5,874         4.00%       $  8,811        6.00%
Tier I (Core) Capital
  (to adjusted total
  assets)                        $  38,450        12.13%       $   9,508         3.00%            N/A         N/A
Tangible Capital
  (to adjusted total
  assets)                        $  38,450        12.13%       $   4,754         1.50%            N/A         N/A
Tier I (Core) Capital
  (to average assets)            $  38,450        12.22%       $  12,586         4.00%       $ 15,732        5.00%

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 9 - CAPITAL STANDARDS (Continued)

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at September 30, 1997 approximately $8,250,000 of the Bank's retained earnings is potentially available for distribution to the Company.

In addition to the restriction described above, the Bank may not declare or pay cash dividends or repurchase any if its shares of common stock if the effect thereof would reduce the Bank's capital level below the aggregate balance required for the liquidation account (as described in Note 16.)

NOTE 10 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provides for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of this date, a one-time assessment of approximately $1,648,000 was recorded as a noninterest expense for the year ended September 30, 1996.

NOTE 11 - OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expenses for the years ended September 30 are summarized as follows:

                                             1997           1996           1995
                                         ----------     ----------     ----------
Other noninterest income
     Service charges and fees ......     $  147,890     $  129,656     $  125,405
     Late charges ..................         48,088         42,270         48,776
     Other .........................         50,735         55,098         45,171
                                         ----------     ----------     ----------

                                         $  246,713     $  227,024     $  219,352
                                         ==========     ==========     ==========

Other noninterest expenses
     Advertising and promotion .....     $  201,798     $  187,176     $  244,498
     Data processing ...............        252,750        250,114        263,583
     Professional fees .............        165,230        164,765        161,572
     Telephone, postage and supplies        154,751        172,657        188,456
     Other .........................        412,488        376,171        415,705
                                         ----------     ----------     ----------

                                         $1,187,017     $1,150,883     $1,273,814
                                         ==========     ==========     ==========

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 12 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1997:

                                        Fixed          Variable
                                         Rate            Rate            Total
                                      ----------      ----------      ----------
Mortgage loans .................      $3,633,000      $1,745,000      $5,378,000
Consumer and other loans .......           3,000         409,000         412,000
                                      ----------      ----------      ----------

                                      $3,636,000      $2,154,000      $5,790,000
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
                                      ==========      ==========      ==========

The majority of loan commitments have commitment periods up to 90 days, loan terms ranging from 10 years to 30 years and contractual interest rates ranging from 5.84% to 8.49%.

The Company has commitments for unused lines of credit aggregating $9,835,000 at September 30, 1997.

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

At September 30, 1997, the Company has an approved line of credit of $10,000,000 with the Federal Home Loan Bank of Indianapolis. In the event the Company were to draw on the line, the Company would pledge specific mortgage loans as collateral.

The Company has long-term leases for premises which expire at various dates through 2001. The Company pays taxes, insurance and maintenance costs on such premises. Total lease expense related to these premises was approximately $80,000 for each of the years ended September 30, 1997, 1996 and 1995.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


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


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company,  Home
Bancorp:

                            CONDENSED BALANCE SHEETS
                           September 30, 1997 and 1996


                                                         1997            1996
                                                     -----------     -----------
ASSETS
Cash and cash equivalents ......................     $ 2,772,237     $ 2,213,866
Investment in subsidiary bank ..................      33,252,929      38,449,564
Securities available for sale ..................       5,090,938            --
Securities held to maturity ....................         990,443       3,974,088
Loan receivable from ESOP ......................       1,769,379       2,001,177
Other assets ...................................         143,547          94,487
                                                     -----------     -----------

     Total assets ..............................     $44,019,473     $46,733,182
                                                     ===========     ===========

LIABILITIES
Accrued expenses ...............................     $    28,421     $    19,967

SHAREHOLDERS' EQUITY ...........................      43,991,052      46,713,215
                                                     -----------     -----------

     Total liabilities and shareholders' equity      $44,019,473     $46,733,182
                                                     ===========     ===========

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                 CONDENSED STATEMENTS OF INCOME


                                                                                 For the period
                                                    For the         For the      March 29, 1995
                                                  Year ended       Year ended       through
                                                 September 30,    September 30,   September 30,
                                                     1997             1996            1995
                                                 -----------      -----------     -----------
Interest income ............................     $   459,166      $   727,979     $   505,842
Dividends from subsidiary bank .............       8,383,000          907,000            --
Net realized gains on sales of securities
  available for sale .......................            --              1,438            --
                                                 -----------      -----------     -----------
                                                   8,842,166        1,636,417         505,842

Operating expenses .........................         127,287          384,354          25,012
                                                 -----------      -----------     -----------


Income before income taxes and equity in
  undistributed earnings of subsidiary bank        8,714,879        1,252,063         480,830

Equity in undistributed (excess distributed)
  earnings of subsidiary bank ..............      (5,690,000)         521,000       1,076,000
                                                 -----------      -----------     -----------


Income before income taxes .................       3,024,879        1,773,063       1,556,830

Income tax expense .........................         131,879          137,063         190,830
                                                 -----------      -----------     -----------


Net income .................................     $ 2,893,000      $ 1,636,000     $ 1,366,000
                                                 ===========      ===========     ===========


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                      CONDENSED STATEMENTS OF CASH FLOWS

                                                                                              For the period
                                                               For the           For the       March 29, 1995
                                                             Year ended        Year ended          through
                                                            September 30,     September 30,     September 30,
                                                                 1997              1996              1995
                                                            ------------      ------------      ------------
Cash flows from operating activities
     Net income .......................................     $  2,893,000      $  1,636,000      $  1,366,000
     Adjustments to reconcile net income to net
       cash provided by operating activities
         Equity in (undistributed) excess distributed
           income of subsidiary bank ..................        5,690,000          (521,000)       (1,076,000)
         Amortization and accretion, net ..............          226,069           200,417           (14,001)
         Net realized gains on sales of securities
           available for sale .........................             --              (1,438)             --
         Net change in other assets ...................          (55,035)           56,281          (150,748)
         Net change in accrued expenses ...............            8,454              (863)           20,830
                                                            ------------      ------------      ------------
              Net cash provided by operating activities        8,762,488         1,369,397           146,081

Cash flows from investing activities
     Proceeds from sales of securities available
       for sale .......................................             --           2,032,376              --
     Proceeds from maturities of securities held
       to maturity ....................................        3,000,000         4,000,000              --
     Purchase of securities available for sale ........       (5,078,125)       (2,030,938)             --
     Purchase of securities held to maturity ..........             --                --          (7,943,513)
     Origination of loan receivable form ESOP .........             --                --          (2,312,090)
     Repayments on loan receivable from ESOP ..........          231,798           214,576            96,337
     Purchase of stock in subsidiary bank .............             --                --         (16,200,000)
                                                            ------------      ------------      ------------
         Net cash provided by (used in) investing
           activities .................................       (1,846,327)        4,216,014       (26,359,266)

Cash flows from financing activities
     Proceeds from issuance of common stock,
       net of conversion costs ........................             --                --          32,400,000
     Purchase of treasury stock .......................       (6,106,642)       (9,294,413)             --
     Cash dividends paid ..............................         (477,214)         (263,947)             --
     Proceeds from exercise of stock options ..........          226,066              --                --
                                                            ------------      ------------      ------------
         Net cash provided by (used in) financing
           activities .................................       (6,357,790)       (9,558,360)       32,400,000
                                                            ------------      ------------      ------------

     Net change in cash and cash equivalents ..........          558,371        (3,972,949)        6,186,815

Cash and cash equivalents at beginning of period ......        2,213,866         6,186,815              --
                                                            ------------      ------------      ------------

Cash and cash equivalents at end of period ............     $  2,772,237      $  2,213,866      $  6,186,815
                                                            ============      ============      ============

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 9).


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying amounts of the Company's financial instruments at September 30, 1997 and 1996. Items which are not financial instruments are not included.

                                               1 9 9 7                               1 9 9 6
                                               -------                               -------
                                     Carrying           Estimated           Carrying          Estimated
                                      Amount           Fair Value            Amount          Fair Value
                                  -------------      -------------      -------------      -------------
Cash and cash equivalents ...     $  16,445,298      $  16,445,000      $  11,922,568      $  11,923,000
Securities available for sale        11,126,562         11,127,000          3,969,375          3,969,000
Securities held to maturity .        26,954,555         27,214,000         48,818,448         49,273,000
Loans receivable, net .......       283,986,922        287,953,000        250,305,646        245,046,000
Federal Home Loan Bank
  stock .....................         2,449,100          2,449,000          2,054,200          2,054,000
Demand and savings deposits .       (76,925,412)       (76,925,000)       (37,411,216)       (37,411,000)
Certificates of deposit .....      (220,567,213)      (222,072,000)      (233,774,251)      (233,575,000)
Advances from borrowers for
  taxes and insurance .......        (2,092,412)        (2,092,000)        (1,886,859)        (1,887,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1997 and 1996. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits and advances from borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans at September 30, 1997 and 1996, applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at September 30, 1997 and 1996, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.

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


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1997, 1996 and 1995


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




                                  (Continued)

Company and Bank Address
         132 East Berry Street
         P. O. Box 989
         Fort Wayne, Indiana 46801-0989
         Telephone:      (219) 422-3502
         Facsimile:        219.426.7027


Stock Price Information
The Company's stock is traded on The Nasdaq National Market under the symbol "HBFW." The table below shows the range of high and low bid prices of the Company's Common Stock for fiscal years 1996 and 1997. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions for fiscal years:

Fiscal
Quarter  Div.    High      Low    Div.     High       Low

    I           $16.00   $14.50   .05     $19.50    $16.00
   II           $15.25   $13.75   .05     $21.25    $19.00
  III    .05    $15.25   $14.25   .05     $20.875   $20.125
  ---    ---    ------   ------   ---     -------   -------
   IV    .05    $16.50   $14.75   .05     $25.75    $21.375

Stock Price
September 30th:       $15.875                $24.25


The seventh quarterly $0.05 per share dividend (Div.) was declared on the Company's common stock, payable November 25, 1997 to shareholders of record November 4, 1997. For information regarding restrictions on dividends, see Note 9 to the Consolidated Financial Statements.

As of December 1, 1997, the Company had approximately 1,589 shareholders of record and 2,411,862 outstanding shares of Common Stock.


Investor Relations
Stockholders, investors and analysts interested in additional information may contact:

         W. Paul Wolf, CEO
         Home Bancorp
         132 East Berry Street
         P. O. Box 989
         Fort Wayne, IN  46801-0989
         (219) 422-3502


Annual Report on Form 10-K
Copies of Home Bancorp's Annual Report for year ended September 30, 1997 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

         Investor Relations
         Home Bancorp
         P. O. Box 989
         Fort Wayne, IN 46801-0989

Annual Meeting
The annual meeting of shareholders of Home Bancorp will be held at 2:00 p.m., local time, on Tuesday, January 27, 1998, at the Holiday Inn Downtown, 300 East Washington Boulevard, Fort Wayne, Indiana. Your attendance is appreciated.


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

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey 07016
         Toll Free (800) 368-5948


Stock Listing
Home Bancorp stock is traded on The Nasdaq National Market under the symbol HBFW. The following newspaper stock tables list the Company as:

         The Journal Gazette...HmeBc
         The News-Sentinel.....HmeBc
         Indianapolis Star.....HmeBc
         New York Times........HmeBc
         USA Today.............HmeBc
         Chicago Tribune.......HomeBnc
         Wall Street Journal...HmBcp


Home Loan Bank   o    Banking Offices
   (year established)

Corporate                    132 E. Berry St. (46802)
   1893                        (219) 422-3502

Southtown                    1110 E. Tillman Rd. (46816)
   1971                        (219) 447-3531

Marketplace of Canterbury    5611 Saint Joe Rd. (46835)
   1975                        (219) 485-1619

Covington/Time Corners       6128 Covington Rd. (46804)
   1977                        (219) 432-0606

Northwest                    926 W. State Blvd. (46808)
   1987                        (219) 482-6391

Georgetown North             6411 E. State Blvd. (46815)
   1992                        (219) 486-0646

Dupont Crossing              720 E. Dupont Rd. (46825)
   1996                        (219) 490-4663

Decatur                      101 N. Second St.
   1973                      Decatur, Indiana (46733)
                               (219) 728-2155

New Haven                    1230 E. Lincoln Hwy.
   1987                      New Haven, Indiana (46774)
                               (219) 749-1780

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

Further, we shall perform our obligations in an ethical manner in the community as a responsible corporate citizen and acknowledge the holding company's ultimate responsible goal of shareholder enhancements.






                     MARKET MAKERS AS OF SEPTEMBER 30, 1997




                             Capital Resources, Inc.
                                The Chicago Corp.
                     Friedman, Billings, Ramsey & Co., Inc.
                           Herzog, Heine, Geduld, Inc.
                          Howe Barnes Investments, Inc.
                           J.J.B. Hilliard, W.L. Lyons
                          Keefe, Bruyette & Woods, Inc.
                       McDonald & Company Securities, Inc.
                        Sandler O'Neill & Partners, L.P.
                        Stifel, Nicolaus & Company, Inc.

                                    DIRECTORS

                                       and

                                    OFFICERS


Board of Directors
(Home Bancorp and Home Loan Bank)                 (Year appointed to Bank Board)

W. Paul Wolf   Chairman of the Board and President            1961
Rod M. Howard   Retired, Howard's Graphic Supply              1969
Walter A. McComb, Jr.   McComb Funeral Homes                  1982
Richard P. Hormann   Hoffman & Co., Inc.                      1987
C. Philip Andorfer   CPA                                      1988
Luben Lazoff   Lazoff & Associates                            1991
Daniel F. Fulkerson   McMahon Paper Company                   1993
Matthew P. Forrester   Vice President and Treasurer           1994
Donald E. Thornton   Vice President of Lending                1997




Officers of
Home Bancorp

W. Paul Wolf
Chairman, President and
Chief Executive Officer

Matthew P. Forrester
Vice President/Treasurer

Gary L. Hemrick
Vice President/Secretary

Luben Lazoff
Assistant Secretary


       Home Bancorp
          HBFW


132 East Berry St. o  P.O. Box 989
Fort Wayne, Indiana 46801-0989

Telephone            (219) 422-3502
Facsimile              219.426.7027

Officers of Home Loan Bank fsb

W. Paul Wolf
Chairman, President and CEO
Donald E. Thornton
Vice President of Lending/Secretary
Gary L. Hemrick
Vice President/Operations
Matthew P. Forrester
Vice President/Treasurer/CFO
Donald P. Tuszynski
Vice President/Decatur Lending
John E. Fitzgerald
Vice President/CRA
Barbara J. Boyd
Vice President/Retail Banking
Paul N. Lewark
Assistant Vice President
James M. Turner
Assistant Vice President
Robert P. Norton
Assistant Vice President
Betty A. Schlensker
Assistant Vice President
Irene A. Thain
Assistant Vice President
Gladys A. Thomas
Assistant Vice President
Robert V. Earl
Assistant Vice President
Stanley J. Amstutz
Assistant Vice President
Shirley A. Brincefield
Assistant Vice President
Helen E. Casey
Assistant Vice President

Linda M. DeGroff
Assistant Vice President
Mark R. Freudenberg
Assistant Vice President
Ruth A. Marburger
Assistant Vice President
Jody J. Morrissey
Assistant Vice President
Timothy A. Sheppard
Assistant Treasurer
H. Lee Sendelbach
Assistant Treasurer
Luben Lazoff
Assistant Secretary
Jerry W. Gump
Internal Auditor/Compliance
John C. Monroe
Assistant Internal Auditor
Lupka Baloski
Personnel
Matthew L. Level
Loan Officer
Aaron T. Clinkenbeard
Loan Officer
Michael J. Jones
Loan Officer
Penny S. Parrish
Loan Officer
Joseph M. Hayes
Branch Manager
Carol A. Tait
Administrative Assistant