Form 10-K405, Exhibit 13
period 1998-09-30
HOME BANCORP/IN
filed 1998-12-21
CIK 916822

--------------------------------------------------------------------------------


                               1998 ANNUAL REPORT
                          Year ended September 30, 1998

--------------------------------------------------------------------------------


                             Report To Shareholders
                  --------------------------------------------
                    -----------------------------------------
                      -------------------------------------

                       ----------------------------------





























                                  Home Bancorp
                               Fort Wayne, Indiana

                                CORPORATE PROFILE



          Home Bancorp, Fort Wayne, Indiana, an Indiana Corporation, was established March 29, 1995 as a savings bank holding company for its principal subsidiary, Home Loan Bank fsb. Based on total assets at September 30, 1998 of $372 million, Home Bancorp is the largest savings bank holding company headquartered in Fort Wayne, the second largest city in Indiana.


          Originally founded on March 22, 1893 by a group of fellow German immigrants representing local business people, Home Loan Bank is a dedicated community oriented financial institution offering traditional deposit and mortgage and consumer loan products. The Bank maintains a nine full-service office network in Fort Wayne, Decatur and New Haven and possesses the distinction of being Fort Wayne's oldest bank and Fort Wayne's only locally owned bank.


          As a guide for our forthcoming 106th consecutive year, our challenge is to continue the Bank's solid reputation and offer superior service with competitive prices through increased efficiency and close operating expense controls. Home Loan Bank is an equal opportunity employer and an equal housing lender.


          The common stock of Home Bancorp trades under the symbol HBFW on The Nasdaq National Market.

                                TABLE OF CONTENTS



Corporate Profile.........................................Front Cover Inside

President's Annual Shareholder Report......................................1

Selected Consolidated Financial Information................................2

Management's Discussion & Analysis of Financial
     Condition & Results of Operations.....................................4

Report of Independent Auditors............................................15

Consolidated Balance Sheets...............................................16

Consolidated Statements of Income.........................................17

Consolidated Statements of Changes in
     Shareholders' Equity.................................................18

Consolidated Statements of Cash Flows.....................................19

Notes to Consolidated Financial Statements................................20

Corporate & Shareholder Information.......................................41

Home Loan Bank Office Locations...........................................41

Mission Statement.........................................................42

Market Makers.............................................................42

Directors & Officers......................................................43



                       Fort Wayne . . . The Midwest Hub !

PRESIDENT'S ANNUAL SHAREHOLDER REPORT

During the fiscal year 1998 (FY 1998), mortgage loan originations increased 39.3% to a historical $114.2 million, up from $81.9 million for the previous year. The continued low interest rate environment produced the record mortgage origination volume. Total net loans at September 30, 1998 were $324.2 million, compared with $284.0 million a year ago, an increase of $40.2 million or 14.2%, exceeding prior year (FY 1997) 13.5% loan growth.

Fiscal year ended September 30, 1998 completed our third full year as a public company, as result of the March 29, 1995 conversion, with continued positive results for shareholders. All 14 quarters of Home Bancorp's existence have reported successively higher outstanding loan balances. Total net loans receivable at September 30, 1998 were $324.2 million compared with outstanding loans following the conversion of $204.0 million at March 31, 1995, an increase of 58.9%. The net conversion proceeds of $30.1 million were invested in 13 short months with the net loan increase through community residential loan originations. The Company's loan to deposit ratio, following the stock conversion, stood at 81.5% on March 31, 1995, has reflected a 42-month increase to 102.6% at September 30, 1998.

For fiscal year 1998, the net income reported at $2,906,000 was impacted by a Year 2000 (Y2K) pretax expense of $140,000, compared to net income of $2,893,000 for fiscal year 1997. Basic earnings per share (EPS) were $1.32 for FY 1998, a 10% increase, compared to the $1.20 basic EPS for prior year FY 1997. Diluted earnings per share were $1.28, an 8.5% increase from the prior year of $1.18 diluted EPS. Home Bancorp return on average assets was 0.82%, and its return on average equity was 6.80% for FY 1998.

The September 30, 1998 total deposits grew by $18.5 million or 6.2% to $316.0 million in FY 1998 from $297.5 million for the previous year. Core deposits, which include checking, savings and money market accounts, were $81.4 million, an increase of $4.4 million or 5.8% for FY 1998. Time deposits, certificates of deposit, were $234.6 million, a 6.3% yearly increase compared to FY 1997. The September 30, 1998 total assets increased by $26.4 million or 7.6% to $372.4 million from $346.0 million at the FY 1997 year end.

As severe competition for residential mortgage customers has intensified in recent quarters, many lenders are finding themselves up against rivals willing to compromise their underwriting standards to win business. We have continued prudent asset-quality underwriting as reflected in our delinquency history compared with our peer group ratios for non-performing assets to total assets. As of September 30, 1998, non-performing loans 90 days or more delinquent totaled $292,000 or 0.09% of total loans, compared to $223,000 or 0.08% of total loans at September 30, 1997. Non-performing assets, consisting solely of loans 90 days or more delinquent, totaled 0.08% of total assets at September 30, 1998, compared to $223,000 or 0.06% of assets on September 30, 1997.

Diligent contribution in controlling the Bank's operating expenses continued during FY 1998. The 1998 fiscal year operating (general and administrative) expenses to average assets was 1.42% compared to 1.44% for fiscal year 1997. The efficiency ratio for the year ended September 30, 1998 was 49.6% compared to 49.0% for the fiscal year ended September 30, 1997. The efficiency ratio represents operating expenses as a percentage of the sum of net interest income and non-interest income. For example, during FY 1998, every 49.6(cent) in expense generated $1.00 in net income before taxes.

During FY 1998, the Company repurchased a total of 234,731 shares. These shares were repurchased at an average price of $27.42. Since the inception of the Company's stock repurchase plans, a total of 1,163,622 shares have been repurchased as of September 30, 1998. The Bank remained a well-capitalized institution, exceeding all current minimum regulatory capital requirements. In our current program, 6,997 shares remain eligible to complete the 241,186 authorized December 15, 1997 repurchase program. We believe this represents a very prudent investment and use of our capital.

The initial quarterly dividend of $0.05 per share paid June 20, 1996 continued quarterly until the dividend per share declared June 16, 1998 was increased to a quarterly $0.08 per share, a 60% increase over the prior dividend rate.

All new teller terminals and in-house pc's have been installed. Plus, the data processing software provided by an outside vendor as being certified as Year 2000 compliant has been tested and will involve a second testing, along with the installation of the Federal Reserve Bank Fedline software by March 31, 1999.

To our shareholders, we value your confidence and appreciate your financial referrals. The directors, officers and staff know of their fiduciary responsibility to enhance shareholder value. Sincere thanks to everyone involved for their hard work, dedication and commitment to our company.

                                                         Cordially,


                                                         /s/W. Paul Wolf
                                                         ---------------
                                                         W.Paul Wolf
                                                         Chairman, President
December 1, 1998                                         Chief Executive Officer

                             SELECTED FINANCIAL DATA

         Set forth below are selected financial and other data of the Company. This financial data is derived in part from the financial statements and related notes of the Company which are presented elsewhere in this Annual Report.

                                                                             At September 30,
                                                       -------------------------------------------------------------
                                                         1998         1997          1996         1995         1994
                                                       --------     --------      --------     --------     --------
                                                                              (In Thousands)
Summary of Financial Condition:
  Total assets....................................     $372,429     $346,041      $322,702     $313,185     $275,210
  Loans receivable, net...........................      324,188      283,987       250,306      214,405      200,678
  Cash and cash equivalents.......................       23,366       16,445        11,923       21,390       19,695
  Investment securities and FHLB Stock............       19,944       40,530        54,842       71,917       49,995
  Deposits........................................      315,998      297,493       271,185      256,108      251,340
  Shareholders' equity - substantially restricted.       41,038       43,991        46,713       54,060       21,370
                                                                           Year Ended September 30,
                                                       -------------------------------------------------------------
                                                         1998         1997         1996          1995         1994
                                                       -------       -------      -------      --------      -------
                                                                              (In Thousands)
Summary of Operating Results:
  Interest income................................      $25,979       $24,422      $22,913      $ 21,120      $17,625
  Interest expense...............................       16,223        14,963       13,787        12,730       10,247
                                                       -------       -------      -------      --------      -------
    Net interest income..........................        9,756         9,459        9,126         8,390        7,378
  Provision for loan losses......................            2             2           13            87           45
                                                       -------       -------      -------      --------      -------
    Net interest income after provision for
     loan losses.................................        9,754         9,457        9,113         8,303        7,333
  Noninterest income:
    Gains on sales of interest-earning assets,
      net........................................          108           ---            3             1           14
    Other........................................          248           246          227           220          250
                                                       -------       -------      -------      --------      -------
      Total noninterest income...................          356           246          230           221          264
  Noninterest expense:
    Compensation and benefits....................        3,088         2,726        2,512         2,088        1,806
    Occupancy and equipment......................          729           591          528           584          559
    SAIF deposit insurance premium.......                  186           251        2,235           582          517
    Conversion costs.............................          ---           ---          ---           ---          486
    Other........................................        1,009         1,187        1,151         1,274          970
                                                       -------       -------      -------      --------      -------
      Total noninterest expense..................        5,012         4,755        6,426         4,528        4,338
                                                       -------       -------      -------      --------      -------
  Income before income taxes and cumulative
   effect of change in accounting principle......        5,098         4,948        2,917         3,996        3,259
  Income tax expense.............................        2,192         2,055        1,281         1,535        1,233
                                                       -------       -------      -------      --------      -------
  Income before cumulative effect of change
   in accounting principle.......................        2,906         2,893        1,636         2,461        2,026
  Cumulative effect of change in accounting
   for income taxes..............................          ---           ---          ---           ---          324
                                                       -------       -------      -------      --------      -------

  Net income.....................................      $ 2,906       $ 2,893      $ 1,636      $  2,461     $  2,350
                                                       =======       =======      =======      ========     ========

                                                                              Year Ended September 30,
                                                            -----------------------------------------------------------
                                                              1998         1997        1996         1995         1994
                                                            --------     --------    --------     --------     --------
PERFORMANCE RATIOS (Averages)
  Return on assets(1)...............................             .82%         .87%        .52%         .83%         .88%
  Return on shareholders' equity(2).................            6.80         6.43        3.21         6.50        11.47
  Yield on interest-earning assets..................            7.47         7.53        7.43         7.25         6.78
  Cost of interest-bearing liabilities..............            5.30         5.30        5.30         4.99         4.22
  Net interest spread(3)............................            2.17         2.23        2.13         2.26         2.56
  Net interest rate margin(4).......................            2.80         2.92        2.96         2.88         2.84
  Operating (G&A) expenses to assets(5)(6)..........            1.42         1.44        1.52         1.53         1.63
  Efficiency ratio (6)(7)...........................           49.56        48.99       51.05        52.59        57.36
  Net interest income to operating (G&A)
       expenses(6)..................................          194.67       198.87      190.80       185.61       170.06
  Interest-earning assets to interest-bearing
       liabilities..................................          113.78       114.92      118.63       114.73       106.99
  Average assets (dollars in thousands).............        $354,167     $331,060    $314,645     $296,221     $266,115

CAPITAL RATIOS
  Equity to assets at period end ...................           11.02%       12.71%      14.48%       17.26%        7.76%
  Average equity to average assets..................           12.06        13.59       16.21        12.79         7.70
  Average tangible equity to average assets.........           12.06        13.59       16.21        12.79         7.70
  Dividend payout ratio.............................           23.16        16.50       16.13          ---          ---


ASSET QUALITY RATIOS
  Non-performing assets to total assets.............             .08%         .06%        .07%         .03%         .05%
  Non-performing loans to total loans...............             .09          .08         .09          .05          .04
  Allowance for loan losses to net loans............             .43          .49         .55          .64          .64
  Allowance for loan losses to non-
        performing loans............................             476          623         600        1,411        1,431
  Net charge-offs to net loans......................             ---          ---         ---          ---          ---
  Loans to deposits.................................          102.59        95.46       92.30        83.72        79.84
  Loans to assets...................................           87.13        82.07       77.57        68.46        72.92
  Loan originations (dollars in thousands)..........        $114,171     $ 81,888    $ 83,917     $ 51,514     $ 71,152

PER COMMON SHARE
 Dividends declared per share.......................          $ 0.31       $ 0.20      $ 0.10       $ ---         $ ---
 Earnings, basic....................................            1.32         1.20        0.57         0.44          ---
 Earnings, diluted..................................            1.28         1.18        0.57         0.44          ---
 Book value.........................................           18.20        17.83       16.91        16.37          ---
 Tangible book value................................           18.20        17.83       16.91        16.37          ---
 Shares outstanding at period end...................       2,254,642    2,467,238   2,762,350    3,303,178          ---

Number of full-service offices                                    9            9           8           8             8


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

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

         Fiscal year 1998 marked the third full year of operation of Home Bancorp (the " Company") since the conversion of Home Loan Bank fsb (the "Bank") on March 29, 1995 from a mutual to stock form of ownership (the "Conversion"). Through that conversion the Company raised $30.1 million, net of funds used to purchase shares for an Employee Stock Ownership Plan (the "ESOP") and net of Conversion costs. During fiscal 1998 the Company continued to leverage those conversion proceeds in sustained growth in its balance sheet. Through the origination of first lien residential mortgages in the Bank's service area, the Company had substantive loan portfolio growth that was supported by growth in consumer deposits, borrowings from the Federal Home Loan Bank of Indianapolis (the "FHLB"), and use of investment proceeds. During fiscal 1998 the Company also repurchased 234,731 shares of Home Bancorp stock to fund stock options and other corporate purposes. The leverage of the Company's capital through the stock repurchases enhanced both the earnings per share and the return on equity. The Company's net income for fiscal 1998 represents the most profitable year on record for the Company.


Financial Condition

         September 30, 1998 compared to September 30, 1997. The Company's total assets increased from $346.0 million as of September 30, 1997 to $372.4 as of September 30, 1998, an increase of $26.4 million or 7.6%. Shareholders' equity decreased from $44.0 as of September 30, 1997 to $41.0 million as of September 30, 1998, a decrease of $3.0 million or 6.8%. The decrease in shareholders' equity was primarily the net result of earnings for the year of approximately $2.9 million, payments on benefit plans, less the repurchase of 234,731 shares of common stock for $6.4 million, and dividends paid on common stock.

         Total cash and cash equivalents increased from $16.4 million as of September 30, 1997 to $23.4 million as of September 30, 1998, an increase of approximately $7.0 million. Investment securities, including those held to maturity and available for sale, were $17.2 million as of September 30, 1998, a decrease of $20.9 million from the balance of $38.1 million as of September 30, 1997. The net decrease in liquid assets during the fiscal year was used primarily to fund growth in the loan portfolio and repurchase common stock.

         Net loans receivable increased $40.2 million or 14.2%, from $284.0 million as of September 30, 1997 to $324.2 million as of September 30, 1998.
This increase was primarily the result of continued growth in one- to four-family residential loan originations in the Company's primary lending area. Mortgage loan originations increased as a result of demand attributable to a continued stable interest rate environment and historically low unemployment rates.

         Total deposits were $316.0 million as of September 30, 1998, an increase of $18.5 million from $297.5 million as of September 30, 1997. The increase in deposits was primarily the result of modest growth in core deposits and more substantive growth in certificates of deposit. As of September 30, 1998, certificates of deposit had an increase of $14.0 million from $220.6 million as of September 30, 1997 to $234.6 million as of September 30, 1998. Management attributes this fact to customer preferences for higher yielding instruments of deposit of relatively short maturities as opposed to the liquidity afforded lower yielding transactional accounts. At September 30, 1998, the Company had $151.8 million in certificates of deposit with terms of one year or less as compared to $140.1 million for the same period ended September 30, 1997.The Company's pricing of certificates of deposit are consistent with that of its competitors.

         Due to favorable funding rates and anticipated liquidity needs, the Bank borrowed from the FHLB. Outstanding FHLB advances as of September 30, 1998 were $9.0 million. The maturity of these advances ranged from 30 days to 10 years and were secured by a blanket lien arrangement. The Company had no advances as of September 30, 1997.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1998 and 1997

         General. Net income for the year ended September 30, 1998 was $2.9 million, an increase of $13,000 compared to net income recorded for the year ended September 30, 1997. The modest increase in net income for the year ended September 30, 1998 compared to the prior year was primarily the result of an increase in net interest income and profit recorded from the sale of available for sale investments, that was nearly offset by increased operating expenses and taxes.

         Interest Income. Interest income increased $1.6 million, or 6.6%, from $24.4 million for the year ended September 30, 1997 to $26.0 million for the year ended September 30, 1998. Interest income on loans receivable increased $2.7 million while interest income on investments and other interest-earning assets decreased $1.1 million during fiscal 1998 as compared to fiscal 1997. The increase in interest income for fiscal 1998 was primarily the result of increases in the average balance of outstanding loans, as yields earned on loan balances decreased during the fiscal year. Both the average balances of investments and interest-earning deposits, and the yield earned on those balances decreased during the year ended September 30, 1998. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Interest Expense. Interest expense increased $1.2 million, or 8.0%, from $15.0 million for the year ended September 30, 1997 to $16.2 million for the year ended September 30, 1998. The increase in interest expense was the result of higher average balances of deposits, FHLB advances, and rate based savings preferences of customers during fiscal 1998. The weighted average rate paid on interest-bearing liabilities for fiscal 1998 of 5.30% was the same as in fiscal 1997. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Net Interest Income. Net interest income increased $297,000 or 3.2%, from $9.5 million for the year ended September 30, 1997 to $9.8 million for the year ended September 30, 1998. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread decreased from 2.23% during fiscal 1997 to 2.17% during fiscal 1998. The decrease in the interest rate spread during the fiscal year reflected a general decrease in market spreads.

         Provision for Loan Losses. The provision for loan losses for the year ended September 30, 1998 was $2,400. This was the same amount provided for in fiscal 1997. The Company's provision for loan losses was based on, among other things, management's assessment of the credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1998, the Company's allowance for loan losses totaled $1.4 million or .43% of net loans receivable and 476% of total non-performing loans. In management's assessment, continued growth in the Company's residential loan portfolio has not significantly raised anticipated risk exposures nor impaired the Company's ability to absorb future loan losses.

         In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, the Company's historically low loan losses, and the levels of the allowance for loan losses established by the Company's peers. Accordingly, the allowance for loan losses is not based solely on the level of non-performing loans. The Company had no loan losses in fiscal 1998.

         The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the "OTS") as part of their examination process, which may result in the establishment of additional allowances based upon their judgment of the information available to them at the time of their examination.

         Noninterest Income. Noninterest income increased from $247,000 in fiscal 1997 to $356,000 in fiscal 1998. The increase was the result of gains from the sale of securities held as available for sale that were sold to fund liquidity needs of the Company. There were no sales of interest earning assets during fiscal 1997.

         Noninterest Expense. Noninterest expense increased approximately $257,000 or 5.4%, from $4.7 million in fiscal 1997 to $5.0 million in fiscal 1998. Approximately $362,000 of this increase was attributable to employee compensation and benefits. Specifically, increases in the Company's stock price during the fiscal year impacted expenses associated with the ESOP and accounted for most this increase. Occupancy and equipment expense in fiscal 1998 increased by approximately $140,000 associated with expenditures and depreciation costs associated with Year 2000 issues. Some of these costs represented non-recurring items necessary in the Company's readiness for Year 2000. See "Year 2000 Compliance." Federal deposit insurance premiums decreased by approximately $66,000 in fiscal 1998 from the prior year as a result of the lowering of premiums following the recapitalization of the federal deposit insurance fund. Other noninterest expenses decreased $178,000 for the fiscal year ended 1998 when compared to the like period in 1997, primarily from income on loan originations that was applied to costs.

         Income Tax Expense. Income tax expense increased from $2.1 million in fiscal 1997 to $2.2 million in fiscal 1998, as a result of higher pretax earnings for the period. The effective tax rate in fiscal 1998 was moderately higher than in 1997 due to increased market values of ESOP shares relative to cost.

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

Average Balances, Interest Rates and Yields

                                                      At
                                                September 30,                          For the Year Ended September 30,
                                             ------------------       --------------------------------------------------------------
                                                     1998                           1998                              1997
                                             ------------------       -----------------------------     ----------------------------
                                                                          (Dollars in Thousands)
Interest-Earning Assets:
 Interest-earning deposits.................  $ 21,723      5.09%      $ 14,122  $    680      4.82%     $ 17,097  $    897     5.25%
 Investment securities.....................    17,161      6.67         26,044     1,748      6.71        39,153     2,728     6.97
 Loans.....................................   324,188      7.43        305,218    23,342      7.65       265,704    20,618     7.76
 FHLB stock................................     2,782      8.03          2,603       209      8.02         2,252       179     7.95
                                             --------                 --------  --------                --------  --------
   Total interest-earning assets...........   365,854      7.26        347,987    25,979      7.47       324,206    24,422     7.53


Noninterest-earning assets.................     6,575                    6,180                             6,854
                                             --------                 --------                          --------
   Total assets............................   372,429                  354,167                           331,060
                                             --------                 --------                          --------

Interest-Bearing Liabilities:
 Savings accounts..........................    15,725      2.22         15,851       405      2.56        15,939       455     2.85
 NOW and money market accounts.............    65,632      3.58         62,486     2,311      3.70        43,344     1,374     3.17
 Certificates of deposits..................   234,641      5.87        225,755    13,415      5.94       222,889    13,134     5.89
 FHLB Advances.............................     9,000      5.34          1,750        92      5.26           ---       ---      ---
                                             --------                 --------  --------                --------  --------
  Total interest-bearing liabilities.......   324,998      5.21        305,842    16,223      5.30       282,172    14,963     5.30


 Noninterest-bearing liabilities...........     6,393                    5,231                             3,893
                                             --------                 --------                          --------
   Total liabilities.......................   331,391                  311,073                           286,065
 Shareholders' equity......................    41,038                   42,716                            44,995
                                             --------                 --------                          --------
  Total liabilities and retained earnings..   372,429                  353,789                           331,060
                                             --------                 --------                          --------
Net interest-earning assets................  $ 40,856                 $ 42,145                          $ 42,034
                                             ========                 ========                          ========

Net interest income........................                                      $ 9,756                           $ 9,459
                                                                                 =======                           =======
Interest rate spread(1)....................                2.05%                              2.17%                            2.23%
Net yield on weighted average interest-
 earning assets(2).........................                                                   2.80%                            2.92%
Average interest-earning assets to
 average interest-bearing liabilities......                            113.78%                           114.92%

                                                     For the Year Ended September 30,
                                                     ----------------------------------
                                                                     1996
                                                     ----------------------------------
Interest-Earning Assets:
 Interest-earning deposits..................         $ 17,927      $ 1,009        5.63%
 Investment securities......................           57,479        3,627        6.31
 Loans......................................          231,047       18,119        7.84
 FHLB stock.................................            2,008          158        7.87

   Total interest-earning assets............          308,461       22,913        7.43
                                                                   -------

Noninterest-earning assets..................            6,184
                                                     --------
   Total assets.............................          314,645
                                                     --------
Interest-Bearing Liabilities:
 Savings accounts...........................           16,981          482        2.84
 NOW and money market accounts..............           20,819          382        1.83
 Certificates of deposits...................          222,219       12,923        5.82
 FHLB Advances..............................         --------      -------

  Total interest-bearing liabilities........          260,019       13,787        5.30
                                                                   -------

 Noninterest-bearing liabilities............            3,606
                                                     --------
   Total liabilities........................          263,625
 Shareholders' equity.......................           51,020
                                                     --------
  Total liabilities and retained earnings...          314,645
                                                     --------
Net interest-earning assets.................         $ 48,442
                                                     ========
Net interest income.........................                       $ 9,126
                                                                   =======
Interest rate spread(1).....................                                      2.13%
Net yield on weighted average interest-
 earning assets(2)..........................                                      2.96%
Average interest-earning assets to
 average interest-bearing liabilities.......          118.63%

----------------
(1) Net interest rate spread is calculated by subtracting combined weighted average interest rate paid from combined weighted average interest rate earned  for  the  period  indicated.  Net  interest  rate  spread  must  be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.
(2) The net yield on average interest-earning assets is calculated by dividing net interest income by total interest-earning assets for the period indicated. No net yield figure is presented at September 30, 1998, because the computation of net yield is applicable only over a period rather than at a specific date.

Rate/Volume Analysis

         The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume that cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                                       Year Ended September 30,
                                     -----------------------------------------------------------------------------------
                                                     1998 vs. 1997                                 1997 vs. 1996
                                     --------------------------------------       --------------------------------------
                                            Increase                                     Increase
                                           (Decrease)                                   (Decrease)
                                              Due to                Total                 Due to                 Total
                                     ---------------------         Increase      ----------------------        Increase
                                      Volume          Rate        (Decrease)      Volume          Rate        (Decrease)
                                                                  (Dollars in Thousands)
Interest-earning assets:
 Interest-earning deposits ...       $  (147)       $   (70)       $  (217)       $   (45)       $   (67)       $  (112)
 Investment securities .......          (883)           (97)          (980)        (1,247)           348           (899)
 Loans .......................         3,026           (302)         2,724          2,691           (192)         2,499
 FHLB stock ..................            28              2             30             19              2             21
                                     -------        -------        -------        -------        -------        -------

   Total .....................       $ 2,024        $  (467)       $ 1,557        $ 1,418        $    91        $ 1,509
                                     =======        =======        -------        =======        =======        -------

Interest-bearing liabilities:
 Savings accounts ............       $    (2)       $   (48)       $   (50)       $   (30)       $     3        $   (27)
 NOW and money market accounts           680            257            937            593            399            992
 Certificates of deposit .....           170            111            281             39            172            211
                                                                                                                -------
 FHLB Advances ...............            92           --               92             39            172            211
                                     -------        -------        -------        -------        -------        -------

   Total .....................       $   940        $   320        $ 1,260        $   602        $   574        $ 1,176
                                     =======        =======        -------        =======        =======        -------

Change in net interest income                                      $   297                                      $   333
                                                                   =======                                      =======

Asset/Liability Management and Market Risk

         As described in "Results of Operation", the Company derives its income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on assets and pays on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, the Company's results of operations, like those of many financial institution holding companies are impacted by changes in interest rates and the interest rate sensitivity of its assets and liabilities. The risk associated with changes in interest rates and the Company's ability to adapt and respond to these changes is known as interest rate risk. Interest rate risk is the Company's significant market risk.

         In attempt to manage the Company's exposure to interest rate risk, the Company continually analyzes and manages assets and liabilities based on payment streams and interest rates, the timing of maturities, and the sensitivity to actual or potential changes in market interest rates. The Bank, like other financial institutions, recognizes that it is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management of the Bank believes it is important to recognize the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         At September 30, 1998, a change in the interest rate of positive 200 basis points would have resulted in a 1.95% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a 0.56% decrease in the NPV as a percent of the present value of the Bank's assets. Under proposed Office of Thrift Supervision regulations, the Bank's level of interest rate risk exposure would have been considered normal.

         Presented in the following table, as of September 30, 1998, is an analysis of the Bank's interest rate risk as measured by changes in NPV as calculated by the Office of Thrift Supervision for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 400 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

                                                          At September 30, 1998
    Change in                                             ---------------------
  Interest Rate        Board Limit      Estimated          Amount       Percent
 (Basis Points)      Percent Change        NPV             Change        Change
 --------------      --------------        ---             ------        ------
                                  (Dollars In Thousands)

     +400 bp              -60%           $15,756          $-21,435        -58%
     +300 bp              -45             22,251           -14,940        -40
     +200 bp              -29             28,568           - 8,623        -23
     +100 bp              -13             33,939           - 3,252        - 9
        0 bp              ---             37,191               ---        ---
     -100 bp              - 2             36,870           -   321        - 1
     -200 bp              - 6             35,766           - 1,425        - 4
     -300 bp              -10             35,410           - 1,781        - 5
     -400 bp              -14             35,324           - 1,867         -5


         The Bank has structured its assets and liabilities in an attempt to maintain interest rate risk at a level deemed acceptable by the Board. The Board reviews the OTS measurements as well as the Bank's own results from modeling performed on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis and manages interest rate risk by applying the following policies:

         Promoting adjustable rate mortgages. Adjustable rate mortgages ("ARMs") have been historically viewed by management as a viable option for managing interest rate exposure. The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. The Company offers a wide variety of adjustable rate loan products that reprice as frequently as every year or can be fixed for a term of up to seven years and adjust yearly thereafter.

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

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. As of September 30, 1998, was 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At September 30, 1998, the Bank's liquidity ratio was 9.7% compared to 16.0% and 22.9% at September 30, 1997 and 1996.

         Management structures the liquid asset portfolio of the Bank to meet the cash flow needs of operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on loans and investments less interest paid on deposits, were $5.3 million, $3.9 million, and $4.3 million for the years ended September 30, 1998, 1997 and 1996, respectively. Net cash flows used for investing activities, consisting primarily of disbursements for loan originations and investments purchased offset by principal collections on loans and proceeds from the sales and maturity of investments, were $19.7 million, $19.6 million, and $19.4 million for the years ended September 30, 1998, 1997 and 1996, respectively. Net cash provided by financing activities, consisting primarily of net deposit activity and FHLB advances that were offset by treasury share purchases, was $21.3 million, $20.2 million, $5.6 million for the years ended September 30, 1998, 1997 and 1996, respectively. If the Bank requires additional funds beyond its ability to acquire them locally, it has borrowing capability through the FHLB of Indianapolis. At September 30, 1998, the Bank had $9.0 million in advances from the FHLB of Indianapolis. Prior to fiscal 1998 the Bank had not had advances or other borrowings outstanding since 1983.

         The Bank uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1998, the Bank had outstanding commitments to extend credit which amounted to $22.4 million (including $12.3 million in unused lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

         At September 30, 1998, the Bank had tangible and core capital of $33.8 million, or 9.23% of adjusted total assets, which was approximately $28.3 million and $22.8 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1998 of $35.2 million (including $33.8 million in core capital), or 18.97% of risk-weighted assets of $185.7 million. This amount was $20.3 million above the 8.0% requirement in effect on that date.

         The Company also has a need for, and sources of, liquidity. Liquidity is required to fund operating expenses, stock repurchase programs, as well as the payments of any dividends to shareholders. The primary source of liquidity for the Company on an ongoing basis is dividends from the Bank. During 1998, the Bank paid dividends in the amount of $2,714,000 to the Company. This amount represented the transfer of 100 percent of the Bank's net income. In addition, the Company has access to public debt and equity markets. The Company currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary.

Uses and Sources of Funds

         During the year ended September 30, 1998, there was a net increase of $6.9 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1998 included funding an increase of $40.2 million in the loan portfolio, the repurchase of $6.4 million in treasury shares, and the purchase of $4.0 million in securities. The major source of funds included $25.3 million from the sale or maturity of securities, a $18.5 million increase in deposits, and $9.0 million in advances from the FHLB of maturities from 30 days to ten years. The Company paid a total of $0.31 per share on common stock, or a total of $673,000 to its shareholders during fiscal 1998.

         During the year ended September 30, 1997, there was a net increase of $4.5 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1997 included funding an increase of $33.7 million in the loan portfolio, the repurchase of $6.1 million in treasury shares, and the purchase of $15.1 million in securities. The major source of funds included $30.0 million from maturity of securities and a $26.3 million increase in deposits. The Company paid a total of $0.20 per share on common stock, or a total of $477,000 to its shareholders during fiscal 1997.

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

Year 2000 Compliance

         General. The Year 2000 (the "Y2K") issue confronting the Bank and its suppliers, customers, and competitors centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems originally were programmed with only two digits to identify the calendar year. With the impending new millennium, these programs and computers could recognize "00" as the year 1900 rather than the year 2000.

         Risk. Like most financial institutions, the Bank and its operations may be significantly affected by the Y2K issue due to its dependency on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Bank's direct control, including the Bank's dependency on data processing capabilities from NCR Corporation and other third parties with whom the Bank electronically or operationally interfaces may be affected. If computer systems are not modified and tested properly to process the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date filled information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated, and the Bank could experience an inability to process transactions, prepare statements or engage in similar normal business activities. Thus if not adequately addressed, the Y2K issue could have an adverse impact on the Bank's operations and, in turn, its financial condition and results of operations.

         Systematic Review. Financial institution regulators have placed significant emphasis upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The federal bank regulatory agencies have stressed the adoption of specific steps to achieve Y2K compliance. The Federal Financial Institutions

Examination Council (the "FFIEC"), of which the Office of Thrift Supervision is a member, has designed an outline for institutions to use in effectively managing the Y2K challenge. Those phases include:

         Awareness Phase. Define the problem and obtain executive level support for the resources necessary to perform compliance work. Develop an overall strategy that covers in-house systems, service bureaus, vendors, auditors, customers, and suppliers.

         Assessment Phase. Assess the size and the complexity of the problem, including identifying all systems that will be affected by the year 2000. Identification of needs and the prioritization of work based upon risk.

         Renovation   Phase.   Undertake   the   reworking,   replacement  ,  or
modification of systems based upon priorities. Monitor servicers' progress.

         Validation Phase. Testing and verification of changes to systems. Simulate critical date changes. Verification of exchanges of information between servicers.

         Implementation Phase. Use of renovated systems. Monitoring of critical systems and contingency plans.

         State of Readiness. During December 1997, the Bank formulated its plan to address the Y2K issue. Since that time, the Bank has established timeframes, taken specific steps, and developed contingencies in regards to the issue. The Bank has explicitly followed regulatory guidance. The following paragraphs summarize the Bank's progress to date as illustrated by the FFIEC specified phases:

         Awareness Phase. The Bank established a formal Y2K plan headed by an executive officer, and a project team for the management of the issue. A plan of action was developed with the support of the Board of Directors that included milestones, budget estimates, strategies, and methodologies to track and report the status of the project. This phase is substantially complete.

         Assessment Phase. The Bank's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a business risk assessment was made to quantify the extent of the Bank's Y2K exposure. A corporation inventory was developed to identify and monitor readiness for information systems (hardware, software, utilities and vendors) as well as environmental systems. Systems were prioritized based upon business impact and available alternatives. A formal plan was developed to replace, repair, or upgrade all mission critical systems. This phase is substantially complete.

         Because the Bank's loan portfolio is primarily residential real estate based and is diversified with individual borrowers, and the Bank's primary market area is not significantly dependent on one employer or industry, the Bank does not expect any significant or prolonged Y2K related difficulties that will affect net earnings or cash flow. As part of the current credit approval process, all residential loan applications over $300,000 by self-employed individuals are evaluated for Y2K risk as are all commercial loan applications.

         Renovation Phase. In recognition of potential Y2K problems, the Bank delayed significant hardware and software purchases until this fiscal year. The Bank has replaced or renovated virtually all of its hardware systems and updated or replaced most of its software systems. Y2K compliant equipment and software has been delivered and placed into production and is either in the validation or implementation phase of the plan. The Bank has invested approximately $500,000 in new computers, communication, and software purchases. Approximately, $140,000 in charges associated with Y2K were also expensed as non-recurring charges during the fiscal year.

         Validation and Implementation Phases. These phases are designed to test the ability of the systems to accurately process date sensitive data. The Bank has completed or is in the process of validating all of the its mission critical applications. These phases are expected to be fully completed by March 31, 1999.

         Continency Plans. The Bank has also developed a plan that recognizes that certain contingencies may undermine preparations to date. The plan addresses the viability of certain processes, including data and information processing, that could be threatened by circumstances beyond the Bank's direct or even recognizable control. The Bank's contingency plan attempts to provide thoughtful analysis of issues and circumstances, and provide substantive plans of action in the event of system failures.

         While the Bank does not, nor can it make representation that it will not be susceptible to Y2K problems, the Bank has expended tremendous energies and resources to the issue. The Bank has attempted to identify its exposures and to respond to them.

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

Forward-Looking Statements

         The Company and the Bank may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including Exhibits thereto), in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company and the Bank pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

         These forward-looking statements include statements with respect to the Company's and the Bank's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond the Company's and Bank's control). The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's and the Bank's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statement: the strength of the United States economy in general and the strength of the local economies in which the Company and Bank conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of thee products and services; the willingness of users to substitute competitors' products and services for the Bank's products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and saving habits; and the success of the Company and the Bank at managing risks involved in the foregoing.

         The foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Home Bancorp
Fort Wayne, Indiana


We have audited the accompanying consolidated balance sheets of Home Bancorp as of September 30, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended September 30, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Bancorp as of September 30, 1998 and 1997 and the results of its operations and its cash flows for the years ended September 30, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.





                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
October 21, 1998

                                    CONSOLIDATED BALANCE SHEETS
                                    September 30, 1998 and 1997


                                                                     1998               1997
                                                                 -------------      -------------
ASSETS
Cash on hand and in other banks ............................     $   1,643,168      $   1,282,926
Federal funds sold .........................................        10,000,000          7,000,000
Interest-earning deposits in other banks ...................        11,722,658          8,162,372
                                                                 -------------      -------------
     Total cash and cash equivalents .......................        23,365,826         16,445,298
Securities available for sale ..............................         5,137,187         11,126,562
Securities held to maturity (fair value:
  1998 - $12,195,000 and 1997 - $27,214,000) ...............        12,024,247         26,954,555
Loans receivable, net of allowance for loan losses:
  1998 -  $1,390,389 and 1997 - 1,387,989...................       324,187,601        283,986,922
Federal Home Loan Bank stock ...............................         2,782,500          2,449,100
Accrued interest receivable ................................         1,948,771          2,049,564
Premises and equipment, net ................................         2,804,550          2,710,492
Other assets ...............................................           178,303            318,809
                                                                 -------------      -------------

     Total assets ..........................................     $ 372,428,985      $ 346,041,302
                                                                 =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Non-interest-bearing demand deposits ..................     $   5,754,398      $   4,048,663
     Savings, NOW and MMDA deposits ........................        75,602,517         72,876,749
     Certificates of deposit ...............................       234,641,189        220,567,213
                                                                 -------------      -------------
         Total deposits ....................................       315,998,104        297,492,625

     Federal Home Loan Bank advances .......................         9,000,000               --
     Advances from borrowers for taxes and insurance .......         2,597,387          2,092,412
     Accrued expenses and other liabilities ................         3,795,215          2,465,213
                                                                 -------------      -------------
         Total liabilities .................................       331,390,706        302,050,250
                                                                 -------------      -------------

Shareholders' equity
     Preferred stock, no par value;  5,000,000 shares
       authorized; none issued .............................              --                 --
     Common stock, no par value;  10,000,000 shares
       authorized;  1998 - 3,380,315 shares issued
       and 2,254,642 shares outstanding; 1997 - 3,381,305
       shares issued and 2,467,238 shares outstanding ......        34,399,134         33,985,413
     Retained earnings, substantially restricted ...........        29,851,665         27,618,839
     Net unrealized appreciation on securities
       available for sale, net of tax of $33,110 in 1998 and
       $26,284 in 1997 .....................................            64,273             51,021
     Unearned Employee Stock Ownership Plan shares .........        (1,536,908)        (1,769,379)
     Unearned Recognition and Retention Plan shares ........          (466,130)          (714,294)
     Treasury stock at cost, 1,125,673 and 914,067 common
       shares at 1998 and 1997, respectively ...............       (21,273,755)       (15,180,548)
                                                                 -------------      -------------
         Total shareholders' equity ........................        41,038,279         43,991,052
                                                                 -------------      -------------

         Total liabilities and shareholders' equity ........     $ 372,428,985      $ 346,041,302
                                                                 =============      =============

                                 CONSOLIDATED STATEMENTS OF INCOME
                           Years ended September 30, 1998, 1997 and 1996


                                                         1998             1997             1996
                                                     -----------      -----------      -----------
Interest income
     Loans receivable, including fees
         Mortgage loans .......................      $22,407,485      $19,820,186      $17,463,746
         Consumer and other loans .............          934,504          798,484          655,700
     Securities ...............................        1,747,735        2,728,399        3,626,283
     Other ....................................          889,770        1,075,643        1,167,304
                                                     -----------      -----------      -----------
                                                      25,979,494       24,422,712       22,913,033

Interest expense
     Deposits .................................       16,130,669       14,963,252       13,787,143
     Federal Home Loan Bank advances ..........           92,112             --               --
                                                     -----------      -----------      -----------
                                                      16,222,781       14,963,252       13,787,143

Net interest income ...........................        9,756,713        9,459,460        9,125,890

Provision for loan losses .....................            2,400            2,400           13,200
                                                     -----------      -----------      -----------

Net interest income after provision
  for loan losses .............................        9,754,313        9,457,060        9,112,690

Noninterest income
     Gains on sales of interest-earning
       assets, net ............................          108,406             --              3,550
     Other ....................................          247,664          246,713          227,024
                                                     -----------      -----------      -----------
                                                         356,070          246,713          230,574

Noninterest expense
     Employee compensation and benefits .......        3,087,945        2,725,691        2,511,718
     Occupancy and equipment ..................          729,436          591,127          528,360
     Federal deposit insurance premium ........          185,957          251,594        2,235,132
     Other ....................................        1,008,989        1,187,017        1,150,883
                                                     -----------      -----------      -----------
                                                       5,012,327        4,755,429        6,426,093

Income before income taxes ....................        5,098,056        4,948,344        2,917,171

Income tax expense ............................        2,192,056        2,055,344        1,281,171
                                                     -----------      -----------      -----------

Net income ....................................      $ 2,906,000      $ 2,893,000      $ 1,636,000
                                                     ===========      ===========      ===========

Earnings per common and
  common equivalent share

     Basic earnings per common share ..........      $      1.32      $      1.20      $      0.57
                                                     ===========      ===========      ===========

     Diluted earnings per common share ........      $      1.28      $      1.18      $      0.57
                                                     ===========      ===========      ===========

                                       17

                                                            HOME BANCORP
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended September 30, 1998, 1997 and 1996


                                                                                                 Net Unrealized        Unearned
                                                                                                 Appreciation on       Employee
                                                                                                   Securities            Stock
                                                                    Common         Retained       Available For        Ownership
                                                                     Stock         Earnings     Sale, Net of Tax      Plan Shares
                                                                -------------   --------------   --------------    ---------------

Balances at October 1, 1995                                     $  32,445,205   $   23,831,000  $                  $    (2,215,753)

Cash dividends declared on common stock - $.10 per share                              (263,947)
23,237 shares committed to be released under the ESOP                 118,525                                              214,576
78,327 shares issued under the RRP                                  1,194,487
Amortization of RRP contribution
Purchase 619,155 shares of treasury stock
Net change in unrealized appreciation on
  securities available for sale, net of tax of $1,608                                                    3,124
Net income for the year ended September 30, 1996                                     1,636,000
                                                                -------------   --------------  --------------     ---------------
Balances at September 30, 1996                                     33,758,217       25,203,053           3,124          (2,001,177)

Cash dividends declared on common stock - $.20 per share                              (477,214)
22,590 shares committed to be released under the ESOP                 224,687                                              231,798
Cancellation of 200 RRP shares                                         (3,050)
Amortization of RRP contribution
Issuance of 14,824 common shares from treasury stock
  due to exercise of stock options                                      5,559
Purchase 309,736 shares of treasury stock
Net change in unrealized appreciation on securities
  available for sale, net of tax of $24,676                                                             47,897
Net income for the year ended September 30, 1997                                     2,893,000
                                                                -------------   --------------  --------------     ---------------
Balances at September 30, 1997                                     33,985,413       27,618,839          51,021          (1,769,379)

Cash dividends declared on common stock - $.31 per share                              (673,174)
21,504 shares committed to be released under the ESOP                 420,147                                              232,471
Cancellation of 990 RRP shares                                        (15,098)
Amortization of RRP contribution
Issuance of 23,125 common shares from treasury stock
  due to exercise of stock options                                      8,672
Purchase 234,731 shares of treasury stock
Net change in unrealized appreciation on securities
  available for sale, net of tax of $6,826                                                              13,252
Net income for the year ended September 30, 1998                                     2,906,000
                                                                -------------   --------------  --------------     ---------------
Balances at September 30, 1998                                  $  34,399,134   $   29,851,665  $       64,273     $    (1,536,908)
                                                                =============   ==============  ==============     ===============

                                                                     Unearned
                                                                    Recognition                         Total
                                                                   and Retention    Treasury        Shareholders'
                                                                    Plan Shares       Stock            Equity
                                                                 --------------- ---------------- --------------
Balances at October 1, 1995                                      $               $                $   54,060,452

Cash dividends declared on common stock - $.10 per share                                                (263,947)
23,237 shares committed to be released under the ESOP                                                    333,101
78,327 shares issued under the RRP                                   (1,194,487)                               -
Amortization of RRP contribution                                        238,898                          238,898
Purchase 619,155 shares of treasury stock                                             (9,294,413)     (9,294,413)
Net change in unrealized appreciation on
  securities available for sale, net of tax of $1,608                                                      3,124
Net income for the year ended September 30, 1996                                                       1,636,000
                                                                 --------------  ---------------  --------------
Balances at September 30, 1996                                         (955,589)      (9,294,413)     46,713,215

Cash dividends declared on common stock - $.20 per share                                                (477,214)
22,590 shares committed to be released under the ESOP                                                    456,485
Cancellation of 200 RRP shares                                            3,050                                -
Amortization of RRP contribution                                        238,245                          238,245
Issuance of 14,824 common shares from treasury stock
  due to exercise of stock options                                                       220,507         226,066
Purchase 309,736 shares of treasury stock                                             (6,106,642)     (6,106,642)
Net change in unrealized appreciation on securities
  available for sale, net of tax of $24,676                                                               47,897
Net income for the year ended September 30, 1997                                               -       2,893,000
                                                                 --------------  ---------------  --------------
Balances at September 30, 1997                                         (714,294)     (15,180,548)     43,991,052

Cash dividends declared on common stock - $.31 per share                                                (673,174)
21,504 shares committed to be released under the ESOP                                                    652,618
Cancellation of 990 RRP shares                                           15,098                                -
Amortization of RRP contribution                                        233,066                          233,066
Issuance of 23,125 common shares from treasury stock
  due to exercise of stock options                                                       343,984         352,656
Purchase 234,731 shares of treasury stock                                             (6,437,191)     (6,437,191)
Net change in unrealized appreciation on securities
  available for sale, net of tax of $6,826                                                                13,252
Net income for the year ended September 30, 1998                                                       2,906,000
                                                                 --------------  ---------------  --------------
Balances at September 30, 1998                                   $     (466,130) $   (21,273,755) $   41,038,279
                                                                 ==============  ===============  ==============

                                                 HOME BANCORP
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                Years ended September 30, 1998, 1997 and 1996


                                                                 1998              1997              1996
                                                            ------------      ------------      ------------
Cash flows from operating activities
   Net income .........................................     $  2,906,000      $  2,893,000      $  1,636,000
   Adjustments to reconcile net income
     to net cash from operating activities
     Depreciation .....................................          338,956           208,661           181,463
     Provision for loan losses ........................            2,400             2,400            13,200
     Gain on sale of securities .......................         (108,406)             --              (1,438)
     Gain on sale of loans ............................             --                --              (2,112)
     Loans originated for sale ........................             --                --            (123,500)
     Proceeds from loan sales .........................             --                --             125,612
     ESOP expense .....................................          652,618           456,485           333,101
     Amortization of RRP contribution .................          233,066           238,245           238,898
     Loss on disposal of premises and equipment .......            8,609               770              --
     Securities amortization and accretion, net .......         (253,523)          (72,753)          127,892
     Change in
       Accrued interest receivable ....................          100,793           210,935           421,114
       Accrued expenses and other liabilities .........        1,296,892          (451,160)        1,698,342
       Other assets ...................................          166,790           432,777          (317,673)
                                                            ------------      ------------      ------------
         Net cash from operating activities ...........        5,344,195         3,919,360         4,330,899

Cash flows from investing activities
   Proceeds from maturities of securities held to
     maturity .........................................       15,000,000        30,000,000        21,000,000
   Proceeds from sales of securities available for sale       10,286,815              --           2,032,376
   Purchase of securities available for sale ..........       (3,985,125)       (7,084,219)       (5,992,813)
   Purchase of securities held to maturity ............             --          (8,063,750)             --
   Purchase of Federal Home Loan Bank stock ...........         (333,400)         (394,900)          (86,700)
   Net change in loans ................................      (40,203,079)      (33,683,676)      (35,914,093)
   Purchase of premises and equipment .................         (441,623)         (325,006)         (444,394)
                                                            ------------      ------------      ------------
     Net cash from investing activities ...............      (19,676,412)      (19,551,551)      (19,405,624)

Cash flows from financing activities
   Net change in deposits .............................       18,505,479        26,307,158        15,077,412
   Advances from Federal Home Loan Bank ...............        9,000,000              --                --
   Increase in advance payments by
     borrowers for taxes and insurance ................          504,975           205,553            88,514
   Purchase of treasury stock .........................       (6,437,191)       (6,106,642)       (9,294,413)
   Cash dividends paid ................................         (673,174)         (477,214)         (263,947)
   Proceeds from exercise of stock options ............          352,656           226,066              --
                                                            ------------      ------------      ------------
     Net cash from financing activities ...............       21,252,745        20,154,921         5,607,566
                                                            ------------      ------------      ------------

Net change in cash and cash equivalents ...............        6,920,528         4,522,730        (9,467,159)

Cash and cash equivalents at beginning of year ........       16,445,298        11,922,568        21,389,727
                                                            ------------      ------------      ------------

Cash and cash equivalents at end of year ..............     $ 23,365,826      $ 16,445,298      $ 11,922,568
                                                            ============      ============      ============

Supplemental disclosures of cash flow information
   Cash paid for
     Interest .........................................     $ 16,076,559      $ 14,942,651      $ 13,763,931
     Income taxes .....................................        1,712,000         1,681,976         1,586,000


                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1998, 1997 and 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include Home Bancorp (the Company), and its wholly-owned subsidiary, Home Loan Bankfsb (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company is the origination of residential real estate loans in Fort Wayne, Indiana and the surrounding areas. Loans secured by real estate mortgages comprise approximately 99% of the loan portfolio at September 30, 1998. The Company accepts deposits from customers in the normal course of business primarily in Fort Wayne, Indiana and the surrounding areas. The Company operates in the banking industry which accounts for more than 90% of its revenues.

Use of Estimates In Preparing Financial Statements: Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the classification and fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Certain Vulnerability Due to Certain Concentrations: Management is of the opinion that the Company is not vulnerable to concentrations which have a potentially significant short-term impact.

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

Securities: The Company classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. This
Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees, costs and discounts.

Interest income on loans is accrued over the term of the loan based on the amount of unpaid principal, except where doubt exists as to the collectibility of a loan, in which case the accrual of interest is discontinued. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

Loan Origination Fees and Costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized using the level yield method, as an adjustment to interest income over the life of the loan.

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

Employee Benefits: The Company has a noncontributory defined benefit pension plan and a defined contribution 401(k) plan, each covering substantially all employees. The pension plan is funded through a multi-employer defined benefit plan, on the individual level premium method. The defined contribution plan is a multi-employer contributory profit sharing plan. The amount of the Company's contribution is at the discretion of its Board of Directors and is limited to the amount deductible for federal income tax purposes.

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

Federal Home Loan Bank Stock: The Bank is a member of the Federal Home Loan Bank system and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 14.

Earnings Per Share: Basic and diluted earnings per common share are computed under a new accounting standard effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan ("RRP") shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. Earnings and dividends per common shares are restated for all stock splits and dividends.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No.
123 were used for stock-based compensation.

Impact of New Accounting Standards: In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting of comprehensive income. Comprehensive income is net income plus changes in unrealized appreciation (depreciation) on securities available for sale, net of tax. The Company will be required to adopt this statement as of October 1, 1998.

A new accounting standard, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will require all derivatives to be recognized at fair value as either assets or liabilities in the Consolidated Balance Sheets for fiscal years beginning after June 15, 1999. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Company does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

Reclassifications: Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.


NOTE 2 - EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                              Year Ended June 30,
                                                    ----------------------------------------
                                                       1998           1997           1996
                                                    ----------     ----------     ----------
Basic earnings per common share
   Numerator
     Net income ...............................     $2,906,000     $2,893,000     $1,636,000
                                                    ==========     ==========     ==========

   Denominator
     Weighted average common shares outstanding      2,396,434      2,642,006      3,136,253
     Less:  Average unallocated ESOP shares ...        162,199        184,270        207,205
     Less:  Average non-vested RRP shares .....         38,842         54,765         70,497
                                                    ----------     ----------     ----------

     Weighted average common shares outstanding
       for basic earnings per common share ....      2,195,393      2,402,971      2,858,551
                                                    ==========     ==========     ==========

   Basic earnings per common share ............     $     1.32     $     1.20     $     0.57
                                                    ==========     ==========     ==========


Diluted earnings per common share
   Numerator
     Net income ....................................     $2,906,000     $2,893,000     $1,636,000
                                                         ==========     ==========     ==========
   Denominator
     Weighted average common shares outstanding
       for basic earnings per common share .........      2,195,393      2,402,971      2,858,551

     Add:  Dilutive effects of assumed exercises of
       stock options ...............................         76,588         39,213           --
     Add:  Dilutive effects of average nonvested RRP
       shares ......................................             37           --             --
                                                         ----------     ----------     ----------
     Weighted average common shares and
       dilutive potential common shares outstanding       2,272,018      2,442,184      2,858,551
                                                         ==========     ==========     ==========

   Diluted earnings per common share ...............     $     1.28     $     1.18     $     0.57
                                                         ==========     ==========     ==========

NOTE 3 - SECURITIES

Year end securities available for sale were as follows:

                                              Gross            Gross
                           Amortized       Unrealized        Unrealized           Fair
1998                          Cost            Gains            Losses             Value
----                      -----------     -----------     ---------------     -----------
Debt securities
      U.S. Government     $ 5,039,804     $    97,383     $          --       $ 5,137,187
                          ===========     ===========     ===============     ===========

                                                                                     1997
Debt securities
      U.S. Government     $11,049,257     $    77,305     $          --       $11,126,562
                          ===========     ===========     ===============     ===========

Year end securities held to maturity were as follows:

                                              Gross            Gross
                           Amortized       Unrealized        Unrealized           Fair
1998                          Cost            Gains            Losses             Value
----                      -----------     -----------     ---------------     -----------
Debt securities
      U.S. Government     $12,024,247     $   170,753     $          --       $12,195,000
                          ===========     ===========     ===============     ===========

                                                                                     1997
Debt securities
      U.S. Government     $26,954,555     $   259,445     $          --       $27,214,000
                          ===========     ===========     ===============     ===========

                                       25

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        September 30, 1998
                                                   -----------------------------
                                                    Amortized            Fair
                                                      Cost              Value
                                                   -----------       -----------
Due in one year or less ....................       $12,037,305       $12,136,875
Due after one year through five years ......         5,026,746         5,195,312
                                                   -----------       -----------

                                                   $17,064,051       $17,332,187
                                                   ===========       ===========

Proceeds from securities available for sale during the year ended September 30, 1998 were $10,286,815; gross gains of $108,406 were realized on these sales. There were no sales of securities available for sale during the year ended September 30, 1997. Proceeds from securities available for sale during the year ended September 30, 1996 were $2,032,376; gross gains of $1,438 were realized on these sales. No securities classified as held to maturity were transferred to available for sale during the years ended September 30, 1998 or 1997.


NOTE 4 - LOANS RECEIVABLE

Loans receivable at year end are summarized as follows:

                                                            1998             1997
                                                       ------------     ------------
Mortgage loans
    Principal balances
         Secured by one to four family residences      $308,626,708     $269,995,150
         Secured by other properties .............        1,715,486        1,856,007
         Construction loans ......................       11,511,693       11,796,566
                                                       ------------     ------------
                                                        321,853,887      283,647,723
    Less
         Undisbursed portion of construction loans        5,687,860        6,666,049
         Net deferred loan origination fees ......          392,456          337,509
                                                       ------------     ------------
             Total first mortgage loans ..........      315,773,571      276,644,165

Consumer and other loans
    Principal balances
         Home equity and second mortgage .........        8,789,814        7,804,899
         Other ...................................        1,259,950        1,133,388
                                                       ------------     ------------
             Total consumer and other loans ......       10,049,764        8,938,287

Less
    Allowance for loan losses ....................        1,390,389        1,387,989
    Loans in process .............................          245,345          207,541
                                                       ------------     ------------

                                                       $324,187,601     $283,986,922
                                                       ============     ============

                                       26

Activity in the allowance for loan losses for the years ended September 30 is as follows:

                                           1998           1997           1996
                                        ----------     ----------     ----------
Balance at beginning of period ....     $1,387,989     $1,385,589     $1,372,357
Provision charged to income .......          2,400          2,400         13,200
Net recoveries (charge-offs) ......           --             --               32
                                        ----------     ----------     ----------

Balance at end of period ..........     $1,390,389     $1,387,989     $1,385,589
                                        ==========     ==========     ==========

At September 30, 1998 and 1997, no portion of the allowance for loan losses was allocated to impaired loan balances as the Company had no loans it considered to be impaired loans as of or for the years ended September 30, 1998 and 1997.


NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances at September 30 are as follows:

                                                   1998               1997
                                              ---------------    --------------

     Mortgage loans serviced for FNMA         $     1,955,651    $    2,531,364
                                              ===============    ==============

Custodial escrow balances maintained for this loan servicing were approximately $24,000 and $28,000 at September 30, 1998 and 1997, respectively.


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment at September 30 are as follows:

                                                       1998              1997
                                                   -----------      -----------
Land and land improvements ...................     $   643,350      $   643,350
Buildings ....................................       2,557,674        2,554,705
Furniture, fixtures and equipment ............       1,297,483        1,310,475
Leasehold improvements .......................         291,005          291,005
                                                   -----------      -----------
                                                     4,789,512        4,799,535
Less accumulated depreciation and amortization      (1,984,962)      (2,089,043)
                                                   -----------      -----------

                                                   $ 2,804,550      $ 2,710,492
                                                   ===========      ===========

NOTE 7 - DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 or more was approximately $62,518,313 and $54,316,000 at September 30, 1998 and 1997,
respectively. Depositors have their accounts insured up to applicable limits ($100,000 per depositor, as defined) by the Federal Deposit Insurance Corporation.

At September 30, 1998, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

                           1999                    $      151,761,407
                           2000                            33,114,685
                           2001                             9,283,948
                           2002                            10,271,519
                           2003                             6,501,727
                           Thereafter                      23,707,903
                                                   ------------------

                                                   $      234,641,189


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1998, advances from the FHLB with fixed rates ranging from 5.04% to 5.84% mature in the year ending September 30 as follows:

                         1999                     $    2,000,000
                         2000                          5,000,000
                         2001                                  -
                         2002                                  -
                         2003                                  -
                         Thereafter                    2,000,000
                                                  --------------

                                                  $    9,000,000

There were no outstanding advances at September 30, 1997.

These advances were required to be collateralized by pledged securities with an amortized cost of approximately $12,024,000 and a fair value of approximately
$12,195,000. In addition, qualifying mortgage loans of approximately $305,152,000 were available as collateral under a blanket lien arrangement at September 30, 1998.


NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. As a multi-employer plan, there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company. For the year ended September 30, 1998, the fund was fully funded. Expense under this plan was approximately $-0-, $-0- and $49,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

401(k) Plan: The Company maintains a 401(k) salary reduction plan which covers substantially all employees. Participants made deferrals from 1% to 15% of compensation and the Company matched 50% of elective deferrals on the first 6% of the participants' compensation through March 31, 1996. Between March 31, 1996 and November 30, 1996, participants made deferrals on the first 2% of compensation, however, the Company did not provide any match of such elective deferrals. After November 30, 1996, participants may make deferrals from 1% to 15% of compensation, however, the Company does not provide any match of such elective deferrals. The Company provided discretionary contributions of 1% of compensation for the year ended September 30, 1996. Contributions and related expense attributable to the plan were approximately $4,000 for each of the years ended September 30, 1998, 1997 and 1996, respectively.

Recognition and Retention Plans ("RRP"): In October, 1995, the Company established the RRP as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. The terms of each grant of stock pursuant to the RRP are identical; only the participants and the number of shares awarded to each participant vary. The Bank contributed funds to the RRP for the purchase of 78,327 shares of Company common stock at an average price of $15.25 per share. On October 10, 1995, awards of grants for these shares were issued to various directors, officers and other key employees of the Company. These awards generally are to vest and be earned by the recipient at the rate of 20% per year, commencing October 10, 1996. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. An expense of approximately $233,000 and $238,000 was recorded for these Plans for the years ended September 30, 1998 and 1997, respectively.

Employee Stock Ownership Plan (ESOP): In conjunction with the stock conversion, the Company established an ESOP for eligible employees. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $2,312,090 from the Company to purchase 231,209 shares of the common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased with the loan proceeds by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of twelve years. The interest rate for the loan is a variable monthly rate equal at all times to the Applicable Federal Rate. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of approximately $635,000, $451,000 and $352,000 was recorded relative to the ESOP for the years ended September 30, 1998, 1997 and 1996, respectively. Contributions of $283,000, $302,000 and $310,000 were made to the ESOP during the years ended September 30, 1998, 1997 and 1996, respectively. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOPs loan payable to the Company.

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

For the years ended September 30, 1998, 1997 and 1996, 21,504, 22,590 and 23,237
shares with an average fair value of $29.56, $19.96 and $15.07 per share, respectively, were committed to be released.

The ESOP shares as of September 30 are as follows:

                                            1998           1997           1996
                                        ----------     ----------     ----------
Allocated shares ..................         79,681         58,177         35,587

Unearned shares ...................        151,528        173,032        195,622
                                        ----------     ----------     ----------

Total ESOP shares .................        231,209        231,209        231,209
                                        ==========     ==========     ==========

Fair value of unearned shares .....     $4,129,138     $4,196,026     $3,105,499
                                        ==========     ==========     ==========


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

The Company applied APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for the Plan. SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosures for stock-based compensation awarded in fiscal years beginning after December 15, 1994 for companies that do not adopt its fair value accounting method for stock-based compensation. The effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended September 30, 1997 and 1998. In future years, as additional options are granted, the effect on net income and earnings per share may increase.

                                                    Available                 Options             Weighted-Average
                                                    For Grant               Outstanding            Exercise Price
                                                  ------------             ------------            ------------
     Balance - October 10, 1995                        330,317                        -
     Granted (expire October 10, 2005)                (228,504)                 228,504            $      15.25
     Exercised                                               -                        -
     Forfeited                                               -                        -
                                                  ------------             ------------
     Balance - September 30, 1996                      101,813                  228,504

     Granted                                                 -                        -
     Exercised                                               -                  (14,824)                  15.25
     Forfeited                                               -                        -
                                                  ------------             ------------
     Balance - September 30, 1997                      101,813                  213,680                   15.25

     Granted                                                 -                        -
     Exercised                                               -                  (23,125)                  15.25
     Forfeited                                           3,789                   (3,789)
                                                  ------------             ------------
     Balance - September 30, 1998                      105,602                  186,766
                                                  ============             ============

At year end 1998, options outstanding had a weighted-average remaining life of 7 years and an exercise price of $15.25.

Options exercisable at year end are as follows.

                                 Number              Weighted-Average
                              of Options             Exercise Price
                              ----------             --------------

     1998                        53,476                 $15.25
     1997                        30,877                  15.25

NOTE 10 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8.00% through 1996) or on specified experience formulas. The Bank used the percentage of taxable income method for the tax year ended September 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years beginning after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $625,000 and is payable over a six year period beginning no later than the tax year ending September 30, 1999.

Income tax expense for the years ended September 30 is:

                                   1998               1997              1996
                               -----------        -----------       -----------
Federal
     Current ...........       $ 1,808,251        $   978,879       $ 1,410,864
     Deferred ..........           (91,695)           630,214          (390,632)
                               -----------        -----------       -----------
                                 1,716,556          1,609,093         1,020,232
State
     Current ...........           475,916            284,219           422,380
     Deferred ..........              (416)           162,032          (161,441)
                               -----------        -----------       -----------
                                   475,500            446,251           260,939
                               -----------        -----------       -----------

Income tax expense .....       $ 2,192,056        $ 2,055,344       $ 1,281,171
                               ===========        ===========       ===========

The differences between the provision for income taxes shown on the statements of income and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

                                                        1998             1997             1996
                                                    -----------      -----------      -----------
Income taxes at statutory rate ................     $ 1,733,339      $ 1,682,437      $   991,838
Increase in taxes resulting from:
    ESOP expense (market value in excess
      of cost of related shares) ..............         142,850           76,394          117,976
    State tax, net of federal income tax effect         300,510          294,526          172,220
    Other .....................................          15,357            1,987             (863)
                                                    -----------      -----------      -----------

    Income tax expense ........................     $ 2,192,056      $ 2,055,344      $ 1,281,171
                                                    ===========      ===========      ===========

    Effective tax rate ........................            43.0%            41.5%            43.9%
                                                    ===========      ===========      ===========

Components of the net deferred tax asset as of September 30 are:

                                                     1998            1997          1996
                                                  ---------      ---------      ---------
Deferred tax assets:
    SAIF assessment .........................     $    --        $    --        $ 652,686
    Deferred loan fees ......................       155,452        133,687        155,588
    Recognition and retention plan ..........        41,703         94,673           --
    Other ...................................        13,798         18,602        125,953
                                                  ---------      ---------      ---------
         Total deferred tax assets ..........       210,953        246,962        934,227

Deferred tax liabilities:
    Bad debts ...............................       (75,181)       (76,133)       (41,936)
    Discount accretion ......................       (54,939)      (182,107)      (111,323)
    Net unrealized appreciation on securities
      available for sale ....................       (33,110)       (26,284)        (1,608)
                                                  ---------      ---------      ---------
         Total deferred tax liabilities .....      (163,230)      (284,524)      (154,867)
Valuation allowance .........................          --             --             --
                                                  ---------      ---------      ---------

Net deferred tax asset (liability) ..........     $  47,723      $ (37,562)     $ 779,360
                                                  =========      =========      =========


Federal income tax laws provided savings banks with additional bad debt deductions through September 30, 1987, totaling $7,600,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total approximately $2,600,000 at September 30, 1998 and 1997. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $2,600,000 would be recorded as expense.


NOTE 11 - CAPITAL STANDARDS

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure.

At September 30, the Bank's actual capital levels and minimum required levels (in thousands) were:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                     For Capital               Prompt Corrective
                                          Actual                  Adequacy Purposes            Action Provisions
                                   Amount         Ratio         Amount          Ratio         Amount        Ratio
                                 ---------        -----        ---------         ----        --------       -----
                                                               (Dollars in thousands)
1998
Total Capital (to risk
  weighted assets)               $  35,232        18.97%       $  14,855         8.00%       $ 18,569       10.00%
Tier I (Core) Capital
  (to risk weighted
  assets)                        $  33,841        18.22%       $   7,428         4.00%       $ 11,141        6.00%
Tier I (Core) Capital
  (to adjusted total
  assets)                        $  33,841         9.23%       $  11,001         3.00%            N/A           N/A
Tangible Capital
  (to adjusted total
  assets)                        $  33,841         9.23%       $   5,500         1.50%            N/A           N/A
Tier I (Core) Capital
  (to average assets)            $  33,841         9.68%       $  13,982         4.00%       $ 17,478         5.00%

1997
Total Capital (to risk
  weighted assets)               $  34,601        21.38%       $  12,946         8.00%       $ 16,182       10.00%
Tier I (Core) Capital
  (to risk weighted
  assets)                        $  33,213        20.52%       $   6,473         4.00%       $  9,709        6.00%
Tier I (Core) Capital
  (to adjusted total
  assets)                        $  33,213         9.85%       $  10,120         3.00%            N/A           N/A
Tangible Capital
  (to adjusted total
  assets)                        $  33,213         9.85%       $   5,060         1.50%            N/A           N/A
Tier I (Core) Capital
  (to average assets)            $  33,213        10.03%       $  13,242         4.00%       $ 16,553         5.00%


Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at September 30, 1998 approximately $8,680,000 of the Bank's retained earnings is potentially available for distribution to the Company.

At the time of the conversion, the Company established a liquidation account in an amount equal to its total net worth as of the date of the latest balance sheet appearing in the final prospectus ($21,370,000 at September 30, 1994). The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held. The liquidation account balance is not available for payment of dividends. This is less restrictive than the divided limitation discussed above.


NOTE 12 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of this date, a one-time assessment of approximately $1,648,000 was recorded as a non-interest expense for the year ended September 30, 1996.

NOTE 13 - OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expenses for the years ended September 30 are summarized as follows:


                                             1998           1997           1996
                                         ----------     ----------     ----------
Other noninterest income
     Service charges and fees ......     $  155,615     $  147,890     $  129,656
     Late charges ..................         41,263         48,088         42,270
     Other .........................         50,786         50,735         55,098
                                         ----------     ----------     ----------

                                         $  247,664     $  246,713     $  227,024
                                         ==========     ==========     ==========
Other noninterest expenses
     Advertising and promotion .....     $  203,694     $  201,798     $  187,176
     Data processing ...............        309,994        252,750        250,114
     Professional fees .............        151,880        165,230        164,765
     Telephone, postage and supplies        181,532        154,751        172,657
     Other .........................        161,889        412,488        376,171
                                         ----------     ----------     ----------

                                         $1,008,989     $1,187,017     $1,150,883
                                         ==========     ==========     ==========

NOTE 14 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1998:

                                       Fixed          Variable
                                        Rate           Rate             Total
                                   -----------      -----------      -----------
Mortgage loans ..............      $ 8,420,100      $ 1,105,650      $ 9,525,750
Consumer and other loans ....          242,000          379,550          621,550
                                   -----------      -----------      -----------

                                   $ 8,662,100      $ 1,485,200      $10,147,300
                                   ===========      ===========      ===========

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
                                      ==========      ==========      ==========


The majority of loan commitments have commitment periods up to 90 days, loan terms ranging from 10 years to 30 years and contractual interest rates ranging from 6.59% to 10.00%.

The Company has commitments for unused lines of credit aggregating $12,279,000 at September 30, 1998.

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

At September 30, 1998, the Company has an approved line of credit of $15,000,000 with the Federal Home Loan Bank of Indianapolis. In the event the Company were to draw on the line, the Company would pledge as collateral, securities and qualifying mortgage loans under a blanket lien arrangement.

The Company has long-term leases for premises which expire at various dates through 2001. The Company pays taxes, insurance and maintenance costs on such premises. Total lease expense related to these premises was approximately $80,000 for each of the years ended September 30, 1998, 1997 and 1996.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

NOTE 15 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

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


NOTE 16 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company,  Home
Bancorp:

                            CONDENSED BALANCE SHEETS
                           September 30, 1998 and 1997

                                                         1998            1997
                                                     -----------     -----------
ASSETS
Cash and cash equivalents ......................     $ 1,012,023     $ 2,772,237
Investment in subsidiary bank ..................      33,840,543      33,252,929
Securities available for sale ..................       5,137,188       5,090,938
Securities held to maturity ....................            --           990,443
Loan receivable from ESOP ......................       1,536,908       1,769,379
Other assets ...................................          31,346         143,547
                                                     -----------     -----------

     Total assets ..............................     $41,558,008     $44,019,473
                                                     ===========     ===========

LIABILITIES
Accrued expenses ...............................     $   519,729     $    28,421

SHAREHOLDERS' EQUITY ...........................      41,038,279      43,991,052
                                                     -----------     -----------

     Total liabilities and shareholders' equity      $41,558,008     $44,019,473
                                                     ===========     ===========


                                 CONDENSED STATEMENTS OF INCOME

                                                               Year ended September 30,
                                                 ---------------------------------------------
                                                     1998             1997             1996
                                                 -----------      -----------      -----------
Interest income ............................     $   500,331      $   459,166      $   727,979
Dividends from subsidiary bank .............       2,714,000        8,383,000          907,000
Net realized gains on sales of securities
  available for sale .......................            --               --              1,438
                                                 -----------      -----------      -----------
                                                   3,214,331        8,842,166        1,636,417

Operating expenses .........................         140,186          127,287          384,354
                                                 -----------      -----------      -----------

Income before income taxes and equity in
  undistributed earnings of subsidiary bank        3,074,145        8,714,879        1,252,063

Equity in undistributed (excess distributed)
  earnings of subsidiary bank ..............         (25,000)      (5,690,000)         521,000
                                                 -----------      -----------      -----------

Income before income taxes .................       3,049,145        3,024,879        1,773,063

Income tax expense .........................         143,145          131,879          137,063
                                                 -----------      -----------      -----------


Net income .................................     $ 2,906,000      $ 2,893,000      $ 1,636,000
                                                 ===========      ===========      ===========

                                              38


                                    CONDENSED STATEMENTS OF CASH FLOWS

                                                                        Year ended September 30,
                                                            ---------------------------------------------
                                                                1998             1997             1996
                                                            -----------      -----------      -----------

Cash flows from operating activities
     Net income .......................................     $ 2,906,000      $ 2,893,000      $ 1,636,000
     Adjustments to reconcile net income to net
       cash provided by operating activities
         Equity in (undistributed) excess distributed
           income of subsidiary bank ..................          25,000        5,690,000         (521,000)
         Amortization and accretion, net ..............         197,337          226,069          200,417
         Net realized gains on sales of securities
           available for sale .........................            --               --             (1,438)
         Net change in other assets ...................         178,489          (55,035)          56,281
         Net change in accrued expenses ...............         458,198            8,454             (863)
                                                            -----------      -----------      -----------
              Net cash provided by operating activities       3,765,024        8,762,488        1,369,397

Cash flows from investing activities
     Proceeds from sales of securities available
       for sale .......................................            --               --          2,032,376
     Proceeds from maturities of securities held
       to maturity ....................................       1,000,000        3,000,000        4,000,000
     Purchase of securities available for sale ........            --         (5,078,125)      (2,030,938)
     Repayments on loan receivable from ESOP ..........         232,471          231,798          214,576
                                                            -----------      -----------      -----------
         Net cash provided by (used in) investing
           activities .................................       1,232,471       (1,846,327)       4,216,014

Cash flows from financing activities
     Purchase of treasury stock .......................      (6,437,191)      (6,106,642)      (9,294,413)
     Cash dividends paid ..............................        (673,174)        (477,214)        (263,947)
     Proceeds from exercise of stock options ..........         352,656          226,066             --
                                                            -----------      -----------      -----------
         Net cash used in financing activities ........      (6,757,709)      (6,357,790)      (9,558,360)
                                                            -----------      -----------      -----------

     Net change in cash and cash equivalents ..........      (1,760,214)         558,371       (3,972,949)

Cash and cash equivalents at beginning of period ......       2,772,237        2,213,866        6,186,815
                                                            -----------      -----------      -----------

Cash and cash equivalents at end of period ............     $ 1,012,023      $ 2,772,237      $ 2,213,866
                                                            ===========      ===========      ===========

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 11).

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying amounts of the Company's financial instruments at September 30, 1998 and 1997. Items which are not financial instruments are not included.


                                                       1 9 9 8                                1 9 9 7
                                                       -------                                -------
                                              Carrying           Estimated           Carrying            Estimated
                                               Amount           Fair Value            Amount            Fair Value
                                        ---------------     ---------------     ---------------    ----------------
Cash and cash equivalents               $    23,365,826     $    23,366,000     $    16,445,298    $     16,445,000
Securities available for sale                 5,137,187           5,137,000          11,126,562          11,127,000
Securities held to maturity                  12,024,247          12,195,000          26,954,555          27,214,000
Loans receivable, net                       324,187,601         338,857,000         283,986,922         287,953,000
Federal Home Loan Bank
  stock                                       2,782,500           2,783,000           2,449,100           2,449,000
Demand and savings deposits                 (81,356,915)        (81,357,000)        (76,925,412)        (76,925,000)
Certificates of deposit                    (234,641,189)       (237,578,000)       (220,567,213)       (222,072,000)
FHLB advances                                (9,000,000)         (9,000,000)                  -                   -
Advances from borrowers for
  taxes and insurance                        (2,597,387)         (2,597,000)         (2,092,412)         (2,092,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1998 and 1997. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits and advances from borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans at September 30, 1998 and 1997, applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at September 30, 1998 and 1997, applied for the time period until maturity. The estimated fair value for FHLB advances is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1998 and 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

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


Stock Price Information
The Company's stock is traded on The Nasdaq National Market under the symbol "HBFW." The table below shows the range of high and low bid prices of the Company's Common Stock for fiscal years 1997 and 1998. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions for fiscal years:

Fiscal
                 1997          1998

Quarter  Div.    High      Low     Div.    High      Low
    I    .05    $19.50   $16.00    .05   $29.50    $24.00
   II    .05    $21.25   $19.00    .05   $37.875   $28.50
  III    .05    $20.875  $20.125   .08   $35.375   $29.125
   IV    .05    $25.75   $21.375   .08   $30.00    $26.625

Stock Price
September 30th:       $24.25                 $27.25
--------------------------------------------------------------------------------



The twelfth quarterly dividend (Div.) Of $0.08 was declared on the Company's common stock payable January 7, 1999 to shareholders of record December 22, 1998. For information regarding restrictions on dividends, see Note 11 to the Consolidated Financial Statements.

As of December 1, 1998, the Company had approximately 1,505 shareholders of record and 2,190,042 outstanding shares of Common Stock.


Investor Relations
Stockholders, investors and analysts interested in additional information may contact:

         W. Paul Wolf, CEO
         Home Bancorp
         132 East Berry Street
         P. O. Box 989
         Fort Wayne, IN  46801-0989
         (219) 422-3502

Annual Report on Form 10-K
Copies of Home Bancorp's Annual Report for year ended September 30, 1998 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

         Investor Relations
         Home Bancorp
         P. O. Box 989
         Fort Wayne, IN 46801-0989


Annual Meeting
The annual meeting of shareholders of Home Bancorp will be held at 2:00 p.m., local time, on Tuesday, January 26, 1999, at the Holiday Inn Downtown, 300 East Washington Boulevard, Fort Wayne, Indiana. Your attendance is appreciated.


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

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey 07016
         Toll Free (800) 368-5948


Stock Listing
Home Bancorp stock is traded on The Nasdaq National Market under the symbol HBFW. The following newspaper stock tables list the Company as:

         The Journal Gazette.........................................HmeBc
         The News-Sentinel...........................................HmeBc
         Indianapolis Star...........................................HmeBc
         New York Times..............................................HmeBc
         USA Today...................................................HmeBc
         Chicago Tribune
         Wall Street Journal.........................................HmBcp

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

--------------------------------------------------------------------------------


                     MARKET MAKERS AS OF SEPTEMBER 30, 1998

--------------------------------------------------------------------------------




                          ABN AMRO Chicago Corporation
                             Capital Resources, Inc.
                     Friedman, Billings, Ramsey & Co., Inc.
                           Herzog, Heine, Geduld, Inc.
                           J.J.B. Hilliard, W.L. Lyons
                          Keefe, Bruyette & Woods, Inc.
                       McDonald & Company Securities, Inc.
                        Sandler O'Neill & Partners, L.P.
                        Stifel, Nicolaus & Company, Inc.

DIRECTORS
    and
OFFICERS

--------------------------------------------------------------------------------


Board of Directors
(Home Bancorp and Home Loan Bank)                 (Year appointed to Bank Board)

W. Paul Wolf   Chairman of the Board and President              1961
Rod M. Howard   Retired, Howard's Graphic Supply                1969
Walter A. McComb, Jr.   McComb Funeral Homes                    1982
Richard P. Hormann   DeHayes Group, Inc.                        1987
C. Philip Andorfer   CPA                                        1988
Luben Lazoff   Lazoff & Associates                              1991
Daniel F. Fulkerson   McMahon Paper Company                     1993
Matthew P. Forrester   Vice President and Treasurer             1994
Donald E. Thornton   Vice President of Lending                  1997
Officers of
Home Bancorp

W. Paul Wolf
Chairman, President and
Chief Executive Officer

Matthew P. Forrester
Vice President/Treasurer

Gary L. Hemrick
Vice President/Secretary

Luben Lazoff
Assistant Secretary


             ---------------------------------------






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

W. Paul Wolf
Chairman, President and CEO

Donald E. Thornton
Vice President of Lending/Secretary

Gary L. Hemrick
Vice President/Operations

Matthew P. Forrester
Vice President/Treasurer/CFO

John E. Fitzgerald
Vice President/CRA

Barbara J. Boyd
Vice President/Retail Banking

Gladys A. (Jo) Thomas
Vice President/Decatur Operations

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

Linda M. DeGroff
Assistant Vice President

Mark R. Freudenberg
Assistant Vice President

Ruth A. Marburger
Assistant Vice President

Jody J. Morrissey
Assistant Vice President

Joseph M. Hayes
Assistant Vice President

Matthew L. Level
Assistant Vice President

Michael J. Jones
Assistant Vice President

Penny S. Parrish
Assistant Vice President

Todd A. Hall
Assistant Vice President

Timothy A. Sheppard
Assistant Treasurer

Luben Lazoff
Assistant Secretary

Jerry W. Gump
Internal Auditor/Compliance

John C. Monroe
Assistant Internal Auditor

Lupka Baloski
Personnel

Carol A. Tait
Administrative Assistant

                                  Home Bancorp
                   132 East Berry Street o P.O. Box 989 o Fort
                    Wayne, Indiana 46801-0989 Telephone (219)
                        422-3502 o Facsimile 219.426.7027