Form 10-K, Exhibit 13
period 1999-09-30
HOME BANCORP/IN
filed 1999-12-29
CIK 916822

1999 ANNUAL REPORT

                          Year ended September 30, 1999

                             Report To Shareholders

                         [GRAPHIC-BANK PICTURE OMITTED]

                                  Home Bancorp

                               Fort Wayne, Indiana

                                CORPORATE PROFILE

          Home Bancorp, Fort Wayne, Indiana, an Indiana Corporation, was established March 29, 1995 as a savings bank holding company for its principal subsidiary, Home Loan Bank fsb. Based on total assets at September 30, 1999 of $414 million, Home Bancorp is the largest savings bank holding company headquartered in Fort Wayne, the second largest city in Indiana.

          Originally founded on March 22, 1893 by a group of fellow German immigrants representing local business people, the Bank is a dedicated community oriented financial institution offering traditional deposit and mortgage and consumer loan products. The Bank maintains a ten full-service office network in Fort Wayne, Decatur and New Haven and possesses the distinction of being Fort Wayne's oldest bank.

          As a guide for our forthcoming 107th consecutive year, our challenge is to continue the Bank's solid reputation and offer superior service with competitive prices through increased efficiency and close operating expense controls. Home Loan Bank fsb is an equal opportunity employer and an equal housing lender.

          The common stock of Home Bancorp trades under the symbol HBFW on The Nasdaq National Market.

                                TABLE OF CONTENTS

Corporate Profile.....................Front Cover Inside

President's Annual Shareholder Report..................1

Selected Consolidated Financial Data...................2

Management's Discussion & Analysis of Financial
     Condition & Results of Operations.................4

Report of Independent Auditors........................15

Consolidated Balance Sheets...........................16

Consolidated Statements of Income.....................17

Consolidated Statements of Changes in
     Shareholders' Equity.............................18

Consolidated Statements of Cash Flows.................19

Notes to Consolidated Financial Statements............20

Corporate & Shareholder Information...................43

Home Loan Bank Office Locations.......................43

Mission Statement.....................................44

Market Makers.........................................44

Directors & Officers..................................45

                     [GRAPHIC-MAP OF BANK LOCATIONS OMITTED]

                       Fort Wayne . . . The Midwest Hub !

PRESIDENT'S ANNUAL SHAREHOLDER REPORT

Home Loan Bank - the Bank that makes a difference!

With highly individualized service and a variety of banking products, we continue to provide good performance and build shareholder value. With more than $345 million in loans and other contributions throughout our community, we support the growth of Northeast Indiana, which has been our home since 1893.

As a leader in the home loan industry, we are satisfied not simply by maintaining the standards, but by raising and setting the standards. It is our employees who take pride from mastering new information systems to maintaining a refreshing, "can-do" attitude. It is our employees who meet the needs of the community by giving of their time and talents. It is our philosophy of putting customers and community first. Our continued commitment to customer satisfaction has resulted in our continued growth and profitability, fueled by a strong loan portfolio and excellent overhead control. We will never be your ordinary bank. We will always be the Bank that makes a difference - for our customers and our community.

Since opening in 1893, Home Loan Bank has built a history of safe, sound, profitable growth. Now in its 106th year, the Bank continues to deliver its hallmark customer service, while enhancing shareholder value. In 1999, this operating philosophy helped the Bank exceed $413 million in Total Assets, which places it in the top 25% of all thrift institutions in Indiana. The Bank earned 7.90% Return on Average Equity and .79% Return on Average Assets, both indicative of a conservative management style. These achievements represent the Bank's solid foundation and will facilitate future growth.

Net Income in 1999 was $3.1 million, a 6.9% increase over 1998's $2.9 million. 1999's Basic Net Income Per Share was $1.56 compared to $1.32 in 1998 and $1.20 in 1997. This consistent earnings growth demonstrates management's commitment to effectively controlling expenses, while attracting deposits and quality loans.

Total Deposits were more than $363 million at September 30, 1999, with Total Loans in excess of $345 million, representing respectively, 15% and 6.7% increases over September 30, 1998. Total Assets were in excess of $413 million at September 30, 1999, which represents an 11.2% increase over 1998's figure.

At the core of the Bank's solid performance is the continued soundness of its loan portfolio - measured not by quantity of loans but by quality. Again in FY1999 the Bank only recorded nominal charge-offs. The Bank continues to be responsive and flexible in working with its customers, while at the same time maintaining sound credit judgment.

Also of note is the Bank's exceptional Efficiency Ratio, which translates into excellent control of overhead expenses. The Ratio measures the dollar amount of overhead expense, such as salaries and benefits, building occupancy and other noninterest expense needed to generate one dollar of income. The Bank's Efficiency Ratio of 50 cents needed to generate $1 of income is significantly below the industry general benchmark of 60 cents for every $1 of income. Reaching this level of efficiency has required our employees to provide an extraordinary level of service.

As we prepare for the next year of business, we have never deviated from our mission: meeting the financial needs of our customers with an encouragement of investments and the promotion of home ownership. Further, we shall perform our obligations in an ethical manner in the community as a responsible corporate citizen and acknowledge the holding company's ultimate responsible goal of shareholder enhancements.

We continue to concentrate on services that will have the greatest impact on our customers' success. Our proactive approach to technology and systems, high level of service, competitive rates, high quality loans and low overhead all contribute to our original purpose: raising deposits. Doing so takes people committed to achieving even higher levels of service and success for
customers....people   who  make  a   difference.   Our  employees  are  the  top
professionals in the banking industry - the results speak for themselves. With your continued support, we are very optimistic about the coming year.

                               Sincerely,

                               /s/Marvin C.  Schumm
                               --------------------
December 1, 1999               Marvin C.  Schumm,  President  & Chief  Executive
                               Officer

                      SELECTED CONSOLIDATED FINANCIAL DATA

         Set forth below are selected consolidated financial and other data of the Company. This financial data is derived in part from the consolidated financial statements and related notes of the Company which are presented elsewhere in this Annual Report.



                                                                                    At September 30,
                                                      ----------------------------------------------------------------------

                                                           1999            1998          1997           1996         1995
                                                           ----            ----          ----           ----         ----
                                                                                     (In Thousands)

 Summary of Financial Condition:
   Total assets                                       $    413,957   $   372,429   $   346,041    $   322,702   $   313,185
   Loans receivable, net                                   345,999       324,188       283,987        250,306       214,405
   Cash and cash equivalents                                36,313        23,366        16,445         11,923        21,390
   Investment securities and FHLB Stock                     26,333        19,944        40,530         54,842        71,917
   Deposits                                                363,354       315,998       297,493        271,185       256,108
   Federal Home Loan Bank advances                           7,000         9,000             -              -             -
   Shareholders' equity - substantially restricted          37,923        41,038         43,991        46,713        54,060



                                                                        Year Ended September 30,
                                                   --------------------------------------------------------------
                                                     1999          1998          1997           1996         1995
                                                     ----          ----          -----          ----         ----
                                                                            (In Thousands)
Summary of Operating Results:
  Interest income ............................     $ 27,253      $ 25,979     $ 24,422     $ 22,913     $ 21,120
  Interest expense ...........................       17,204        16,223       14,963       13,787       12,730
                                                   --------      --------     --------     --------     --------
    Net interest income ......................       10,049         9,756        9,459        9,126        8,390
  Provision for loan losses ..................            2             2            2           13           87
                                                   --------      --------     --------     --------     --------
    Net interest income after provision for
      loan losses ............................       10,047         9,754        9,457        9,113        8,303
  Noninterest income:
    Net losses on trading securities .........          (27)         --           --           --           --
    Net gains on sales of securities available
      for sale ...............................           41           108         --              1            1
    Net gains on sales of loans held for sale             4          --           --              2         --
    Other ....................................          390           248          246          227          220
                                                   --------      --------     --------     --------     --------
       Total noninterest income ..............          408           356          246          230          221
  Noninterest expense:
    Employee compensation and benefits .......        3,154         3,088        2,726        2,512        2,088
    Occupancy and equipment ..................          791           729          591          528          584
    Federal deposit insurance premium ........          192           186          251        2,235          582
    Other ....................................        1,049         1,009        1,187        1,151        1,274
                                                   --------      --------     --------     --------     --------
       Total noninterest expense .............        5,186         5,012        4,755        6,426        4,528
                                                   --------      --------     --------     --------     --------
  Income before income taxes and cumulative
    effect of change in accounting principle .        5,269         5,098        4,948        2,917        3,996
  Income tax expense .........................        2,214         2,192        2,055        1,281        1,535
                                                   --------      --------     --------     --------     --------
  Income before cumulative effect of change
    in accounting principle ..................        3,055         2,906        2,893        1,636        2,461
  Cumulative effect of change in accounting
    for derivative instruments and hedging

    activities, net of tax ...................           55          --           --           --           --
                                                   --------      --------     --------     --------     --------

  Net income .................................     $  3,110      $  2,906     $  2,893     $  1,636     $  2,461
                                                   ========      ========     ========     ========     ========

                                        2

                                                                        Year Ended September 30,
                                                -----------------------------------------------------------------------
                                                     1999           1998           1997          1996           1995
                                                     ----           ----           -----         ----           ----
 PERFORMANCE RATIOS (Averages)

   Return on assets(1).....................            .79%           .82%          .87%          .52%             .83%
   Return on shareholders' equity(2).......           7.90           6.80          6.43          3.21             6.50
   Yield on interest-earning assets........           7.05           7.47          7.53          7.43             7.25
   Cost of interest-bearing liabilities....           5.06           5.30          5.30          5.30             4.99
   Net interest spread(3)..................           1.99           2.17          2.23          2.13             2.26
   Net interest rate margin(4).............           2.60           2.80          2.92          2.96             2.88
   Operating (G&A) expenses to assets(5)(6)           1.31           1.42          1.44          1.52             1.53
   Efficiency ratio (6)(7).................          49.59          49.56         48.99         51.05            52.59
   Net interest income to operating (G&A)
     expenses(6)...........................         193.77         194.65        198.93        190.80           185.29
   Interest-earning assets to interest-bearing
     liabilities...........................         113.63         113.78        114.90        118.63           114.73
   Average assets (dollars in thousands)...     $  395,724     $  353,789    $  331,060     $ 314,645     $    296,221

 CAPITAL RATIOS

   Equity to assets at period end .........           9.16%         11.02%        12.71%        14.48%           17.26%
   Average equity to average assets........           9.95          12.07         13.59         16.21            12.79
   Average tangible equity to average assets          9.95          12.07         13.59         16.21            12.79
   Dividend payout ratio...................          25.17          24.22         16.95         17.54               -

 ASSET QUALITY RATIOS

   Non-performing assets to total assets...            .02%           .08%          .06%          .07%             .03%
   Non-performing loans to total loans.....            .03            .09           .08           .09              .05
   Allowance for loan losses to net loans..            .39            .43           .49           .55              .64
   Allowance for loan losses to non-
     performing loans......................          1,525             476           622           600            1,411
   Net charge-offs to net loans............            .01               -             -             -                -
   Loans to deposits.......................          95.22          102.59         95.46         92.30            83.72
   Loans to assets.........................          83.58           87.05         82.07         77.57            68.46
   Loan originations (dollars in thousands)      $ 113,570      $  114,171    $   81,888     $  83,917     $     51,514

PER COMMON SHARE

   Dividends declared per share............     $      .38      $     0.31    $     0.20     $    0.10     $         -
   Income before cumulative effect of
     change in accounting principle:
     Earnings, basic.......................           1.53            1.32          1.20           .57              .44
     Earnings, diluted.....................           1.48            1.28          1.18           .57              .44
   Net income:

     Earnings, basic.......................           1.56            1.32          1.20          0.57             0.44
     Earnings, diluted.....................           1.51            1.28          1.18          0.57             0.44
   Book value..............................          18.49           18.20         17.83         16.91            16.37
   Tangible book value.....................          18.49           18.20         17.83         16.91            16.37
   Shares outstanding at period end........      2,050,506       2,254,642     2,467,238     2,762,350        3,303,178

Number of full-service offices                          10               9             9             8                8

(1)     Net income divided by average total assets.
(2)     Net income divided by average total shareholders' equity.
(3) Interest rate spread is determined by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(4)     Net interest income divided by average  interest-earning  assets.
(5)     Other expense divided by average total assets.
(6) The ratios for 1996 excludes $1.65 million pre-tax on non-recurring SAIF special assessment. Including the said exclusion, operating expenses to average assets would be 2.04%; efficiency ratio would be 68.68%; net interest income to operating expenses would be 142.02%.
(7) Operating expenses divided by the sum of net interest income and noninterest income.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

         Fiscal year 1999 marked the fourth full year of operation of Home Bancorp (the Company) since the conversion of Home Loan Bank fsb (the Bank) on March 29, 1995 from a mutual to stock form of ownership (the Conversion). Through that conversion the Company raised $30.1 million, net of funds used to purchase shares for an Employee Stock Ownership Plan (the ESOP) and net of Conversion costs. During fiscal 1999 and 1998 the Company continued to leverage those conversion proceeds in sustained growth in its balance sheet. Through the origination of first lien residential mortgages in the Bank's service area, the Company had substantive loan portfolio growth that was supported by growth in consumer deposits, borrowings from the Federal Home Loan Bank of Indianapolis (the FHLB), and use of investment proceeds. During fiscal 1999 and 1998 the Company also repurchased 250,671 and 234,731 shares of Home Bancorp stock to fund stock options and for other general corporate purposes. The leverage of the Company's capital through the stock repurchases enhanced both the earnings per share and the return on equity. The Company's net income for fiscal 1999 represents the most profitable year on record for the Company.

Financial Condition

         September 30, 1999 compared to September 30, 1998. The Company's total assets increased from $372.4 million as of September 30, 1998 to $414.0 as of September 30, 1999, an increase of $41.6 million or 11.2%. Shareholders' equity decreased from $41.0 as of September 30, 1998 to $37.9 million as of September 30, 1999, a decrease of $3.1 million or 7.6%. The decrease in shareholders' equity was primarily the net result of earnings for the year of approximately $3.1 million, release of shares for benefit plans, the repurchase of 250,671 shares of common stock for $6.9 million, and dividends paid on common stock.

         Total cash and cash equivalents increased from $23.4 million as of September 30, 1998 to $36.3 million as of September 30, 1999, an increase of approximately $12.9 million. Investment securities, including those held-to-maturity and available-for-sale, were $23.2 million as of September 30, 1999, an increase of $6.0 million from the balance of $17.2 million as of September 30, 1998. As of January 1, 1999, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with provisions in that statement, the Company chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of securities transferred to available-for-sale was $4,007,930 and the unrealized net gain was $26,444, which is included in shareholders' equity, net of income tax effect of $10,474. The amortized cost of the securities transferred to trading was $4,015,191 and the unrealized net gain was $91,060, which is reported as the cumulative effect of a change in accounting principle, net of tax of $36,069. The Company has no derivative instruments to account for under provisions of this statement. The net increase in liquid assets during the fiscal year was used primarily to fund growth in the loan portfolio and repurchase common stock.

         Net loans receivable increased $21.8 million or 6.7%, from $324.2 million as of September 30, 1998 to $346.0 million as of September 30, 1999.
This increase was primarily the result of continued growth in one- to four-family residential loan originations in the Company's primary lending area. Mortgage loan originations increased as a result of demand attributable to a continued stable interest rate environment and historically low unemployment rates.

         Total deposits were $363.4 million as of September 30, 1999, an increase of $47.4 million from $316.0 million as of September 30, 1998. The increase in deposits was primarily the result of significant growth in both core deposits and certificates of deposits. As of September 30, 1999, certificates of deposit had an increase of $29.1 million from $234.6 million as of September 30, 1998 to $263.7 million as of September 30, 1999. As of September 30, 1999, core deposits had an increase of $18.2 million from $81.4 million as of September 30, 1998 to $99.6 million as of September 30, 1999. Management attributes this fact to customer preferences which include higher yielding instruments of deposit of relatively short maturities as well as the liquidity afforded lower yielding transactional accounts. At September 30, 1999, the Company had $186.4 million in certificates of deposit with terms of one year or less as compared to $151.8 million for the same period ended September 30, 1998. The Company's pricing of certificates of deposit are consistent with that of its competitors.

         Due to favorable funding rates and anticipated liquidity needs, the Bank has borrowed funds from the FHLB. Outstanding FHLB advances as of September 30, 1999 were $7.0 million. The maturity of these advances ranged from 1 to 9 years and were secured by a blanket lien arrangement. The Company had $9.0 million in advances as of September 30, 1998.

Results of Operations

Comparison of the Fiscal Years Ended September 30, 1999 and 1998

         General. Net income for the year ended September 30, 1999 was $3.1 million, an increase of $204,000 compared to net income recorded for the year ended September 30, 1998. The increase in net income for the year ended September 30, 1999 compared to the prior year was primarily the result of an increase in net interest income and other noninterest income that was partially offset by increased operating expenses and income taxes.

         Interest Income. Interest income increased $1.3 million, or 5.0%, from $26.0 million for the year ended September 30, 1998 to $27.3 million for the year ended September 30, 1999. Interest income on loans receivable increased $1.4 million while interest income on investments and other interest-earning assets decreased $155,000 during fiscal 1999 as compared to fiscal 1998. The increase in interest income for fiscal 1999 was primarily the result of increases in the average balance of outstanding loans, as yields earned on loan balances decreased during the fiscal year. The average balance as well as the yield on investment securities decreased during fiscal 1999. The average balance of interest earning deposits increased, and the yield on these deposits decreased when compared to fiscal 1998.

         Interest Expense. Interest expense increased $1.0 million, or 6.2%, from $16.2 million for the year ended September 30, 1998 to $17.2 million for the year ended September 30, 1999. The increase in interest expense was the result of higher average balances of deposits, FHLB advances, and rate based savings preferences of customers during fiscal 1999. The weighted average rate paid on interest-bearing liabilities for fiscal 1999 of 5.06% compared to an average of 5.30% for fiscal 1998. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Net Interest Income. Net interest income increased $293,000, or 3.0%, from $9.7 million for the year ended September 30, 1998 to $10.0 million for the year ended September 30, 1999. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread decreased from 2.17% during fiscal 1998 to 1.99% during fiscal 1999. The decrease in the interest rate spread during the fiscal year reflected a general decrease in market spreads.

         Provision For Loan Losses. The provision for loan losses for the year ended September 30, 1999 was $2,400. This was the same amount provided for in fiscal 1998. The Company's provision for loan losses was based on, among other things, management's assessment of the credit risk inherent in the Company's loan portfolio and the current balance of the allowance for loan losses. At September 30, 1999, the Company's allowance for loan losses totaled $1.3 million or .39% of net loans receivable and 1,525% of total non-performing loans. In management's assessment, continued growth in the Company's residential loan portfolio has not significantly raised anticipated risk exposures nor impaired the Company's ability to absorb future loan losses.

         In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, the Company's historically low loan losses, and the levels of the allowance for loan losses established by the Company's peers. Accordingly, the allowance for loan losses is not based solely on the level of non-performing loans. The Company had $51,000 in net loan charge-offs in fiscal 1999.

         The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the OTS) as part of their examination process, which may result in the establishment of additional allowances based upon their judgment of the information available to them at the time of their examination.

         Noninterest Income. Noninterest income increased from $356,000 in fiscal 1998 to $408,000 in fiscal 1999. This modest increase was primarily the result of increases in service charges and fees which more than offset the decrease in securities gains.

         Noninterest Expense. Noninterest expense increased approximately $174,000, or 3.5%, from $5.0 million in fiscal 1998 to $5.2 million in fiscal 1999. Approximately $66,000 of this increase was attributable to employee compensation and benefits. Occupancy and equipment expense in fiscal 1999 increased by approximately $62,000 including expenditures and depreciation costs associated with Year 2000 issues. Some of these costs represented non-recurring items necessary in the Company's readiness for Year 2000. See "Year 2000 Compliance." Other noninterest expenses increased $40,000 for the fiscal year ended 1999 when compared to the like period in 1998, primarily the result of increased data processing expenses partially offset by other noninterest expense.

         Income Tax Expense. Income tax expense increased from $2.19 million in fiscal 1998 to $2.21 million in fiscal 1999, as a result of higher pretax earnings for the period. The effective tax rate in fiscal 1999 was moderately lower than in 1998 primarily due to decreased market values of ESOP shares relative to cost.

Comparison of the Fiscal Years Ended September 30, 1998 and 1997

         General. Net income for the year ended September 30, 1998 was $2.9 million, an increase of $13,000 compared to net income recorded for the year ended September 30, 1997. The modest increase in net income for the year ended September 30, 1998 compared to the prior year was primarily the result of an increase in net interest income and net gains on sales of securities available for sale, that was nearly offset by increased noninterest expenses and income taxes.

         Interest Income. Interest income increased $1.6 million, or 6.6%, from $24.4 million for the year ended September 30, 1997 to $26.0 million for the year ended September 30, 1998. Interest income on loans receivable increased $2.7 million while interest income on investments and other interest-earning assets decreased $1.1 million during fiscal 1998 as compared to fiscal 1997. The increase in interest income for fiscal 1998 was primarily the result of increases in the average balance of outstanding loans, as yields earned on loan balances decreased when compared to fiscal 1997. Both the average balances of investments and interest-earning deposits, and the yield earned on those balances decreased during the year ended September 30, 1998 compared to the year ending September 30, 1997. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Interest Expense. Interest expense increased $1.2 million, or 8.0%, from $15.0 million for the year ended September 30, 1997 to $16.2 million for the year ended September 30, 1998. The increase in interest expense was the result of higher average balances of deposits and FHLB advances, and rate based savings preferences of customers during fiscal 1998. The weighted average rate paid on interest-bearing liabilities for fiscal 1998 of 5.30% was the same as in fiscal 1997. See "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis."

         Net Interest Income. Net interest income increased $297,000, or 3.1%, from $9.5 million for the year ended September 30, 1997 to $9.8 million for the year ended September 30, 1998. This increase was attributable to the increase in interest income which more than offset the increase in interest expense as previously discussed. The Company's interest rate spread decreased from 2.23% during fiscal 1997 to 2.17% during fiscal 1998. The decrease in the interest rate spread during the fiscal year reflected a general decrease in market spreads.

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

         In establishing its allowance, the Company also considers the level of its classified and non-performing assets and their estimated value, the national economic outlook which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area, the regulators' view of adequate reserve levels for the thrift industry, the Company's historically low loan losses, and the levels of the allowance for loan losses established by the Company's peers. Accordingly, the allowance for loan losses is not based solely on the level of non-performing loans. The Company had no loan charge-offs in fiscal 1998 or 1997.

        Noninterest Income. Noninterest income increased from $246,000 in fiscal 1997 to $356,000 in fiscal 1998. The increase was the result of net gains on sales of securities available for sale that were sold to fund liquidity needs of the Company. There were no sales of interest earning assets during fiscal 1997.

         Noninterest Expense. Noninterest expense increased approximately $257,000, or 5.4%, from $4.7 million in fiscal 1997 to $5.0 million in fiscal 1998. Approximately $362,000 of this increase was attributable to employee compensation and benefits. Specifically, increases in the Company's stock price during the fiscal year impacted expenses associated with the ESOP and accounted for most of this increase. Occupancy and equipment expense in fiscal 1998 increased by approximately $138,000 including expenditures and depreciation costs associated with Year 2000 issues. Some of these costs represented non-recurring items necessary in the Company's readiness for Year 2000. See "Year 2000 Compliance." Federal deposit insurance premiums decreased by approximately $65,000 in fiscal 1998 from the prior year as a result of the lowering of premiums following the recapitalization of the federal deposit insurance fund. Other noninterest expenses decreased $178,000 for the fiscal year ended 1998 when compared to the like period in 1997, primarily from the deferral of loan origination costs.

         Income Tax Expense. Income tax expense increased from $2.1 million in fiscal 1997 to $2.2 million in fiscal 1998, as a result of higher pretax earnings for the period. The effective tax rate in fiscal 1998 was moderately higher than in 1997 primarily due to increased market values of ESOP shares relative to cost.

Average Balances, Interest Rates and Yields

                                                At                                 For the Year Ended September 30,
                                           September 30,       ---------------------------------------------------------------------
                                               1999                            1999                                   1998
                                       ---------------------   -----------------------------------   -------------------------------
                                                                                       (Dollars in Thousands)
 Interest-Earning Assets:

  Interest-earning deposits.....       $    34,232     5.22%   $    24,775    $    1,109     4.48%   $    14,122  $     680    4.82%
  Investment securities.........            23,159     5.32         19,992         1,135     5.68         26,044      1,748    6.71
   Loans........................           345,999     7.19        338,585        24,771     7.32        305,218     23,342    7.65
  FHLB stock....................             3,174     8.03          2,978           238     7.99          2,603        209    8.03
                                       -----------             -----------    ----------             -----------  ---------
    Total interest-earning assets          406,564     6.92        386,330        27,253     7.05        347,987     25,979    7.47

  Noninterest-earning assets....             7,393                   9,394                                 5,802
                                       -----------             -----------                           -----------
    Total assets................           413,957                 395,724                               353,789
                                       -----------             -----------                           -----------

 Interest-Bearing Liabilities:

   Savings accounts.............            16,793     2.08         16,179           349     2.16         15,851        405    2.56
  NOW and money market accounts.            75,023     3.71         71,053         2,619     3.69         62,486      2,311    3.70
  Certificates of deposits......           263,735     5.51        245,596        13,853     5.64        225,755     13,415    5.94
  FHLB advances.................             7,000     5.27          7,148           383     5.36          1,750         92    5.26
                                       -----------             -----------    ----------             -----------  ---------
    Total interest-bearing

      liabilities...............           362,551     4.97        339,976        17,204     5.06        305,842     16,223    5.30
                                                                              ----------                          ---------

  Noninterest-bearing liabilities           13,483                  16,383                                 5,231
                                          --------              ----------                           -----------
    Total liabilities...........           376,034                 356,359                               311,073
  Shareholders' equity..........            37,923                  39,365                                42,716
                                       -----------             -----------                           -----------
    Total liabilities and

      shareholders' equity......           413,957                 395,724                               353,789
                                       -----------             -----------                           -----------
 Net interest-earning assets....       $    44,013             $    46,354                           $    42,145
                                       ===========             ===========                           ===========

 Net interest income............                                              $   10,049                          $   9,756
                                                                              ==========                          =========

 Interest rate spread(1)........                       1.95%                                 1.99%                             2.17%
Net yield on weighted average interest-
  earning assets(2).............                                                             2.60%                             2.80%
Average interest-earning assets to
  average interest-bearing liabilities                              113.63%                               113.78%

                                                For the Year Ended September 30,
                                               ---------------------------------
                                                             1997
                                               ---------------------------------

 Interest-Earning Assets:

  Interest-earning deposits.....                $17,097 $       897      5.25%
  Investment securities.........                 39,153       2,728      6.97
   Loans........................                265,704      20,618      7.76
  FHLB stock....................                  2,252         179      7.95
                                            -----------  ----------
    Total interest-earning assets               324,206      24,422      7.53

  Noninterest-earning assets....                  6,854
                                            -----------
    Total assets................                331,060
                                            -----------

 Interest-Bearing Liabilities:

   Savings accounts.............                 15,939         455      2.85
  NOW and money market accounts.                 43,344       1,374      3.17
  Certificates of deposits......                222,889      13,134      5.89
  FHLB advances.................                      -           -         -
                                            -----------  ----------
    Total interest-bearing

      liabilities...............                282,172      14,963      5.30
                                                         ----------

  Noninterest-bearing liabilities                 3,893
                                             ----------
    Total liabilities...........                286,065
  Shareholders' equity..........                 44,995
                                            -----------
    Total liabilities and

      shareholders' equity......                331,060
                                            -----------
 Net interest-earning assets....                $42,034
                                            ===========

 Net interest income............                           $9,459
                                                           ======

 Interest rate spread(1)........                                         2.23%
Net yield on weighted average interest-
  earning assets(2).............                                         2.92%
Average interest-earning assets to
  average interest-bearing liabilities           114.90%

----------------

(1) Net interest rate spread is calculated by subtracting combined weighted average interest rate paid from combined weighted average interest rate earned  for  the  period  indicated.  Net  interest  rate  spread  must  be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest- earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on average interest-earning assets is calculated by dividing net interest income by total average interest-earning assets for the period indicated. No net yield figure is presented at September 30, 1999, because the computation of net yield is applicable only over a period rather than at a specific date.

     Note: All average balances are calculated using monthly balances.

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

                                                                   Year Ended September 30,
                                              ----------------------------------------------------------------------
                                                        1999 vs. 1998                       1998 vs. 1997
                                              ---------------------------------   ----------------------------------
                                                    Increase                             Increase
                                                   (Decrease)            Total          (Decrease)           Total
                                                     Due to            Increase           Due to           Increase
                                               Volume       Rate     (Decrease)    Volume       Rate      (Decrease)
                                             ---------    --------    --------    --------    ---------   ---------
                                                                     (Dollars in Thousands)
Interest-earning assets:

 Interest-earning deposits...........        $     480    $    (51)   $    429    $   (147)   $     (70)  $    (217)
 Investment securities...............             (369)       (244)       (613)       (883)         (97)       (980)
 Loans...............................            2,473      (1,044)      1,429       3,026         (302)      2,724
 FHLB stock..........................               30          (1)         29          28            2          30
                                             ---------    --------    --------    --------    ---------   ---------

   Total.............................        $   2,614    $ (1,340)   $  1,274    $  2,024    $    (467)  $   1,557
                                             =========    ========    ========    ========    ==========  =========

Interest-bearing liabilities:

 Savings accounts....................        $       8    $    (64)   $    (56)   $     (2)   $     (48)  $     (50)
 NOW and money market accounts.......              316          (8)        308         680          257         937
 Certificates of deposit.............            1,141        (703)        438         170          111         281
 FHLB advances.......................              289           2         291          92            -          92
                                             ---------    --------    --------    --------    ---------   ---------

   Total.............................        $   1,754    $   (773)   $    981    $    940    $     320   $   1,260
                                             =========    ========    ========    ========    =========   =========

Change in net interest income........                                 $    293                            $     297
                                                                      ========                            =========


Asset/Liability Management and Market Risk

         As described in "Results of Operations", the Company derives its income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on assets and pays on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, the Company's results of operations, like those of many financial institution holding companies, are impacted by changes in interest rates and the interest rate sensitivity of its assets and liabilities. The risk associated with changes in interest rates and the Company's ability to adapt and respond to these changes is known as interest rate risk. Interest rate risk is the Company's significant market risk.

         In attempt to manage the Company's exposure to interest rate risk, the Company continually analyzes and manages assets and liabilities based on payment streams and interest rates, the timing of maturities, and the sensitivity to actual or potential changes in market interest rates. The Bank, like other financial institutions, recognizes that it is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management of the Bank believes it is important to recognize the relationship between interest rates and the effect on the Bank's net portfolio value (NPV). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. Management of the Bank's assets and liabilities is done within the context of the market place, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         At September 30, 1999, a change in market interest rates of positive 200 basis points would have resulted in a 3.17% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in market interest rates of negative 200 basis points would have resulted in a 1.24% increase in the NPV as a percent of the present value of the Bank's assets.

         Presented in the following table, as of September 30, 1999, is an analysis of the Bank's interest rate risk as measured by changes in NPV as calculated by the Office of Thrift Supervision for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

                                                          At September 30, 1999
      Change in                                        -------------------------
    Interest Rate      Board Limit     Estimated          Amount       Percent
   (Basis Points)    Percent Change       NPV             Change       Change
   --------------    --------------       ---             ------       ------
                       (Dollars In Thousands)
       +300 bp           -45%       $   15,880         $  -22,048        -58%
       +200 bp           -29            23,482            -14,446        -38
       +100 bp           -13            31,061             -6,867        -18
          0 bp             -            37,928                  -          -
       -100 bp           - 2            42,539              4,611        +12
       -200 bp           - 6            44,494              6,566        +17
       -300 bp           -10            45,630              7,702        +20

         At September 30, 1998, a change in the interest rate of positive 200 basis points would have resulted in a 1.95% decrease in the NPV as a percent of the present value of the Bank's assets, while a change in the interest rate of negative 200 basis points would have resulted in a 0.56% decrease in the NPV as a percent of the present value of the Bank's assets. Under proposed Office of Thrift Supervision regulations, the Bank's level of interest rate risk exposure would have been considered normal at September 30, 1998.

         Presented in the following table, as of September 30, 1998, is an analysis of the Bank's interest rate risk as measured by changes in NPV as calculated by the Office of Thrift Supervision for instantaneous and sustained parallel shifts in the yield curve in 100 basis point increments up and down 300 basis points and compared to Board policy limits. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

                                                          At September 30, 1998
      Change in                                        -------------------------
    Interest Rate      Board Limit     Estimated          Amount       Percent
   (Basis Points)    Percent Change       NPV             Change       Change
   --------------    --------------       ---             ------       ------
                       (Dollars In Thousands)

       +300 bp           -45%       $   22,251         $  -14,940        -40%
       +200 bp           -29            28,568             -8,623        -23
       +100 bp           -13            33,939             -3,252         -9
          0 bp             -            37,191                  -          -
       -100 bp            -2            36,870               -321         -1
       -200 bp            -6            35,766             -1,425         -4
       -300 bp           -10            35,410             -1,781         -5

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

         Promoting adjustable rate mortgages. Adjustable rate mortgages have been historically viewed by management as a viable option for managing interest rate exposure. The Company focuses lending efforts toward offering competitively priced adjustable rate loan products as an alternative to more traditional fixed rate mortgage loans. The Company offers a wide variety of adjustable rate loan products that reprice as frequently as every year or can be fixed for a term of up to seven years and adjust yearly thereafter.

         In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities for periods of re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debts may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Liquidity And Capital Resources

         The Bank's primary sources of funds are deposits, FHLB advances, principal and interest payments on loans and sales and maturities of investment securities. While maturities of securities and scheduled amortizations of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. As of September 30, 1999, the required percentage was 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At September 30, 1999, the Bank's liquidity ratio was 16.5% compared to 9.7% and 16.0% at September 30, 1998 and 1997.

         Management structures the liquid asset portfolio of the Bank to meet the cash flow needs of operating, investing and financing activities. Cash flows provided by operating activities, consisting primarily of interest received on loans and investments less interest paid on deposits and FHLB advances were $7.6 million, $5.3 million, and $3.9 million for the years ended September 30, 1999, 1998 and 1997, respectively. Net cash flows used for investing activities, consisting primarily of disbursements for loan originations and investments purchased offset by principal collections on loans and proceeds from the sales and maturities of investments, were $33.4 million, $19.7 million, and $19.6 million for the years ended September 30, 1999, 1998 and 1997, respectively. Net cash provided by financing activities, consisting primarily of net deposit activity and FHLB advances that were offset by treasury stock purchases, was $38.7 million, $21.3 million and $20.2 million for the years ended September 30, 1999, 1998 and 1997, respectively. If the Bank requires additional funds beyond its ability to acquire them locally, it has borrowing capability through the FHLB of Indianapolis. At September 30, 1999, the Bank had $7.0 million in advances from the FHLB of Indianapolis. At September 30, 1998, the Bank had $9.0 million in advances from the FHLB of Indianapolis. Prior to fiscal 1998 the Bank had not had advances or other borrowings outstanding since 1983.

         The Bank uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1999, the Bank had outstanding commitments to extend credit which amounted to $15.9 million (including $12.5 million in unused lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

         At September 30, 1999, the Bank had tangible and core capital of $36.2 million, or 8.76% of adjusted total assets, which was approximately $30.0 million and $23.8 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. The Bank had risk-based capital at September 30, 1999 of $37.6 million (including $36.2 million in core capital), or 18.84% of risk-weighted assets of $199.6 million. This amount was $21.6 million above the 8.0% requirement in effect on that date.

         The Company also has a need for, and sources of, liquidity. Liquidity is required to fund operating expenses, stock repurchase programs, as well as the payments of any dividends to shareholders. The primary source of liquidity for the Company on an ongoing basis is dividends from the Bank. During 1999, the Bank paid dividends in the amount of $1,332,000 to the Company. In addition, the Company has access to public debt and equity markets. The Company currently has no significant liquidity commitments as its operating costs are modest and dividends on common stock are discretionary.

Uses and Sources of Funds

         During the year ended September 30, 1999, there was a net increase of $12.9 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1999 included funding an increase of $22.1 million in the loan portfolio, the repurchase of $6.9 million in treasury stock, the purchase of $23.4 million in securities, and the repayment of $2.0 million in advances from the FHLB of Indianapolis. The major sources of funds included $17.1 million from the sale or maturity of securities, and a $47.4 million increase in deposits. The Company paid a total of $0.38 per share on common stock, or a total of $802,000 to its shareholders during fiscal 1999.

         During the year ended September 30, 1998, there was a net increase of $6.9 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1998 included funding an increase of $40.2 million in the loan portfolio, the repurchase of $6.4 million in treasury stock, and the purchase of $4.0 million in securities. The major sources of funds included $25.3 million from the sale or maturity of securities, a $18.5 million increase in deposits, and $9.0 million in advances from the FHLB of Indianapolis with maturities from 30 days to ten years. The Company paid a total of $0.31 per share on common stock, or a total of $673,000 to its shareholders during fiscal 1998.

         During the year ended September 30, 1997, there was a net increase of $4.5 million in cash and cash equivalents, as major sources of funds offset the uses of cash. Primary uses of cash during the fiscal year 1997 included funding an increase of $33.7 million in the loan portfolio, the repurchase of $6.1 million in treasury stock, and the purchase of $15.1 million in securities. The major sources of funds included $30.0 million from maturity of securities and a $26.3 million increase in deposits. The Company paid a total of $0.20 per share on common stock, or a total of $477,000 to its shareholders during fiscal 1997.

Year 2000 Compliance

         General. The Year 2000 (the Y2K) issue confronting the Bank and its suppliers, customers, and competitors centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems originally were programmed with only two digits to identify the calendar year. With the impending new millennium, these programs and computers could recognize "00" as the year 1900 rather than the year 2000.

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

         Systematic Review. Financial institution regulators have placed significant emphasis upon Y2K readiness issues and have issued guidance concerning the responsibilities of senior management and directors. The federal bank regulatory agencies have stressed the adoption of specific steps to achieve Y2K readiness. The Federal Financial Institutions Examination Council (the FFIEC), of which the Office of Thrift Supervision is a member, has designed an outline for institutions to use in effectively managing the Y2K challenge. Those phases include:

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

         Awareness Phase. The Bank established a formal Y2K plan headed by an executive officer, and a project team for the management of the issue. A plan of action was developed with the support of the Board of Directors that included milestones, budget estimates, strategies, and methodologies to track and report the status of the project. As of September 30, 1999, the Bank has completed this phase.

         Assessment Phase. The Bank's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a business risk assessment was made to quantify the extent of the Bank's Y2K exposure. A corporation inventory was developed to identify and monitor readiness for information systems (hardware, software, utilities and vendors) as well as environmental systems. Systems were prioritized based upon business impact and available alternatives. A formal plan was developed to replace, repair, or upgrade all mission critical systems. As of September 30, 1999, the Bank has completed this phase.

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

         Renovation Phase. In recognition of potential Y2K problems, the Bank delayed significant hardware and software purchases until fiscal 1998 and 1999. The Bank has replaced or renovated virtually all of its hardware systems and updated or replaced most of its software systems. Y2K compliant equipment and software has been delivered and placed into production. The Bank has invested approximately $600,000 in new computers, communication, and software purchases. Approximately $150,000 in charges associated with Y2K were also expensed as non-recurring charges during fiscal 1999 and 1998. While the Bank does not anticipate any additional Y2K related expenses, it is impossible to predict the exact expenses associated with the Y2K issue. Therefore, additional funds may be needed for unknown expenses related to Y2K testing, training, and education, as well as system and software replacements.

         Validation and Implementation Phases. These phases are designed to test the ability of the systems to accurately process date sensitive data. The Bank has completed the process of validating all of the its mission critical applications.

         Contingency Plans. The Bank has also developed a plan that recognizes that certain contingencies may undermine preparations to date. The plan addresses the viability of certain processes, including data and information processing, that could be threatened by circumstances beyond the Bank's direct or even recognizable control. The Bank's contingency plan attempts to provide thoughtful analysis of issues and circumstances, and provide substantive plans of action in the event of system failures.

         The Bank, as with all financial institutions, has reviewed the possibility of some level of reduction in deposits during the latter part of 1999. Based on its review, the Bank has determined that alternative sources of funds should be available to maintain adequate funding throughout this period.

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

         These forward-looking statements include statements with respect to the Company's and the Bank's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond the Company's and Bank's control). The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's and the Bank's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company and Bank conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services; the willingness of users to substitute competitors' products and services for the Bank's products and services; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and saving habits; and the success of the Company and the Bank at managing risks involved in the foregoing.

         The foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

                       [GRAPHIC-CROWE CHIZEK LETTERHEAD]

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Home Bancorp
Fort Wayne, Indiana

We have audited the accompanying consolidated balance sheets of Home Bancorp as of September 30, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended September 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Bancorp as of September 30, 1999 and 1998 and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

As disclosed in Notes 1 and 2, on January 1, 1999 the Company changed its method of accounting for derivative instruments and hedging activities to comply with new accounting guidance.

                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
October 12, 1999


                                                    Home Bancorp

                                            CONSOLIDATED BALANCE SHEETS
                                            September 30, 1999 and 1998


                                                                                    1999                 1998
                                                                             -----------------    -----------------
ASSETS

Cash on hand and in other banks                                              $       2,081,354    $       1,643,168
Federal funds sold                                                                  16,000,000           10,000,000
Interest-earning deposits in other banks                                            18,231,528           11,722,658
                                                                             -----------------    -----------------
     Total cash and cash equivalents                                                36,312,882           23,365,826
Securities available for sale                                                       23,159,062            5,137,187
Securities held to maturity (fair value:

  1998 - $12,195,000)                                                                        -           12,024,247
Loans receivable, net of allowance for loan losses:
  1999 -  $1,342,220 and 1998 - $1,390,389                                         345,999,338          324,187,601
Federal Home Loan Bank stock                                                         3,173,700            2,782,500
Accrued interest receivable                                                          2,156,465            1,948,771
Premises and equipment, net                                                          2,916,349            2,804,550
Other assets                                                                           239,004              178,303
                                                                             -----------------    -----------------

     Total assets                                                            $     413,956,800    $     372,428,985
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

     Non-interest-bearing demand deposits                                    $       7,803,507    $       5,754,398
     Savings, NOW and MMDA deposits                                                 91,816,212           75,602,517
     Certificates of deposit                                                       263,734,550          234,641,189
         Total deposits                                                            363,354,269          315,998,104

     Federal Home Loan Bank advances                                                 7,000,000            9,000,000
     Advances from borrowers for taxes and insurance                                 2,971,219            2,597,387
     Accrued expenses and other liabilities                                          2,708,221            3,795,215
         Total liabilities                                                         376,033,709          331,390,706

Shareholders' equity

     Preferred stock, no par value;  5,000,000 shares
       authorized; none issued                                                               -                    -
     Common stock, no par value;  10,000,000 shares
       authorized;  1999 - 3,380,255 shares issued
       and 2,050,506 shares outstanding; 1998 - 3,380,315
       shares issued and 2,254,642 shares outstanding                               34,874,404           34,399,134
     Retained earnings, substantially restricted                                    32,159,378           29,851,665
     Accumulated other comprehensive income (loss),
       net of tax of $(73,357) in 1999 and $33,110 in 1998                            (110,033)              64,273
     Unearned Employee Stock Ownership Plan shares                                  (1,287,963)          (1,536,908)
     Unearned Recognition and Retention Plan shares                                   (232,608)            (466,130)
     Treasury stock at cost, 1,329,749 and 1,125,673 common
       shares at 1999 and 1998, respectively                                       (27,480,087)         (21,273,755)
                                                                             -----------------    -----------------
         Total shareholders' equity                                                 37,923,091           41,038,279
                                                                             -----------------    -----------------

         Total liabilities and shareholders' equity                          $     413,956,800    $     372,428,985
                                                                             =================    =================

         The accompanying notes are an integral part of these consolidated financial statements.

                                                    HOME BANCORP
                                          CONSOLIDATED STATEMENTS OF INCOME

                                    Years ended September 30, 1999, 1998 and 1997

                                                                  1999                1998                1997
                                                            ---------------     ---------------    ----------------
Interest income
     Loans receivable, including fees
         Mortgage loans                                     $    23,878,385     $    22,407,485    $     19,820,186
         Consumer and other loans                                   892,901             934,504             798,484
     Securities                                                   1,135,069           1,747,735           2,728,399
     Other                                                        1,346,372             889,770           1,075,643
                                                            ---------------     ---------------    ----------------
                                                                 27,252,727          25,979,494          24,422,712
Interest expense
     Deposits                                                    16,821,148          16,130,669          14,963,252
     Federal Home Loan Bank advances                                382,601              92,112                   -
                                                            ---------------     ---------------    ----------------
                                                                 17,203,749          16,222,781          14,963,252

Net interest income                                              10,048,978           9,756,713           9,459,460

Provision for loan losses                                             2,400               2,400               2,400
                                                            ---------------     ---------------    ----------------

Net interest income after provision
  for loan losses                                                10,046,578           9,754,313           9,457,060

Noninterest income
     Net losses on trading securities                               (26,705)                  -                   -
     Net gains on sales of securities available
       for sale                                                      40,719             108,406                   -
     Net gains on sales of loans held for sale                        3,763                   -                   -
     Other                                                          390,527             247,664             246,713
                                                            ---------------     ---------------    ----------------
                                                                    408,304             356,070             246,713
Noninterest expense
     Employee compensation and benefits                           3,154,488           3,087,945           2,725,691
     Occupancy and equipment                                        790,820             729,436             591,127
     Federal deposit insurance premium                              191,537             185,957             251,594
     Other                                                        1,049,384           1,008,989           1,187,017
                                                            ---------------     ---------------    ----------------
                                                                  5,186,229           5,012,327           4,755,429
                                                            ---------------     ---------------    ----------------

Income before income taxes and cumulative
  effect of change in accounting principle                        5,268,653           5,098,056           4,948,344

Income tax expense                                                2,213,644           2,192,056           2,055,344
                                                            ---------------     ---------------    ----------------

Income before cumulative effect of change
  in accounting principle                                         3,055,009           2,906,000           2,893,000

Cumulative effect of change in accounting for
  derivative instruments and hedging activities,
  net of tax                                                         54,991                   -                   -
                                                            ---------------     ---------------    ----------------

Net income                                                  $     3,110,000     $     2,906,000    $      2,893,000
                                                            ===============     ===============    ================

Earnings per share
     Basic earnings per common share
         Income before cumulative effect of change
           in accounting principle                                   $ 1.53              $ 1.32             $ 1.20
         Cumulative effect of change in accounting for
           derivative instruments and hedging activities,
           net of tax                                                   .03                   -                   -
                                                                     ------             -------             -------
         Net income                                                  $ 1.56              $ 1.32             $ 1.20
                                                                     ======              ======             ======

     Diluted earnings per common share
         Income before cumulative effect of change
           in accounting principle                                   $ 1.48              $ 1.28             $ 1.18
         Cumulative effect of change in accounting for
           derivative instruments and hedging activities,
           net of tax                                                   .03                   -                   -
                                                                     ------             -------             -------
         Net income                                                  $ 1.51              $ 1.28             $ 1.18
                                                                     ======              ======             ======

         The accompanying notes are an integral part of these consolidated financial statements.


                                                            HOME BANCORP
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                            Years ended September 30, 1999, 1998 and 1997

                                                                                                        Common            Retained
                                                                                                        Stock             Earnings
                                                                                                        -----             --------
Balances at October 1, 1996                                                                         $ 33,758,217      $ 25,203,053
Comprehensive Income:
   Net income for the year ended September 30, 1997                                                         --           2,893,000
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                         --                --
         Total comprehensive income

Cash dividends declared on common stock - $.20 per share                                                    --            (477,214)
22,590 shares committed to be released under the ESOP                                                    224,687              --
Cancellation of 200 RRP shares                                                                            (3,050)             --
Amortization of RRP contribution                                                                            --                --
Issuance of 14,824 common shares from treasury stock due to exercise of stock options                      5,559              --
Purchase 309,736 shares of treasury stock                                                                   --                --
                                                                                                    ------------      ------------

Balances at September 30, 1997                                                                        33,985,413        27,618,839
Comprehensive income:
   Net income for the year ended September 30, 1998                                                         --           2,906,000
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                         --                --
         Total comprehensive income
Cash dividends declared on common stock - $.31 per share                                                    --            (673,174)
21,504 shares committed to be released under the ESOP                                                    420,147              --
Cancellation of 990 RRP shares                                                                           (15,098)             --
Amortization of RRP contribution                                                                            --                --
Issuance of 23,125 common shares from treasury stock due to exercise of stock options                      8,672              --
Purchase 234,731 shares of treasury stock                                                                   --                --
                                                                                                    ------------      ------------
Balances at September 30, 1998                                                                        34,399,134        29,851,665
Comprehensive income:
   Net income for the year ended September 30, 1999                                                         --           3,110,000
   Other comprehensive income (loss):
     Net change in net unrealized gains (losses) on securities available for sale, net
       of reclassification adjustments and tax effects                                                      --                --
     Net unrealized gains on securities transferred from the held-to-maturity
       to the available-for-sale category, net of tax of $10,474                                            --                --
          Total other comprehensive income (loss)
         Total comprehensive income
Cash dividends declared on common stock - $.38 per share                                                    --            (802,287)
20,218 shares committed to be released under the ESOP                                                    364,071              --
Cancellation of 60 RRP shares                                                                               (915)             --
Amortization of RRP contribution                                                                            --                --
Issuance of 46,595 common shares from treasury stock due to exercise of stock options                      9,328              --
Tax benefit of employee benefit plans                                                                    102,786              --
Purchase 250,671 shares of treasury stock                                                                   --                --
                                                                                                    ------------      ------------
Balances at September 30, 1999                                                                      $ 34,874,404      $ 32,159,378
                                                                                                    ============      ============

                                                                                                      Accumulated       Unearned
                                                                                                         Other          Employee
                                                                                                      Comprehensive       Stock
                                                                                                     Income (Loss),     Ownership
                                                                                                       Net of Tax      Plan Shares
                                                                                                       ----------      -----------
Balances at October 1, 1996                                                                         $      3,124      $ (2,001,177)
Comprehensive Income:
   Net income for the year ended September 30, 1997                                                         --                --
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                       47,897              --
         Total comprehensive income
Cash dividends declared on common stock - $.20 per share                                                    --                --
22,590 shares committed to be released under the ESOP                                                       --             231,798
Cancellation of 200 RRP shares                                                                              --                --
Amortization of RRP contribution                                                                            --                --
Issuance of 14,824 common shares from treasury stock due to exercise of stock options                       --                --

Purchase 309,736 shares of treasury stock                                                                   --                --
                                                                                                    ------------      ------------
Balances at September 30, 1997                                                                            51,021        (1,769,379)
Comprehensive income:
   Net income for the year ended September 30, 1998                                                         --                --
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                       13,252              --
         Total comprehensive income

Cash dividends declared on common stock - $.31 per share                                                    --                --
21,504 shares committed to be released under the ESOP                                                       --             232,471
Cancellation of 990 RRP shares                                                                              --                --
Amortization of RRP contribution                                                                            --                --
Issuance of 23,125 common shares from treasury stock due to exercise of stock options                       --                --

Purchase 234,731 shares of treasury stock                                                                   --                --
                                                                                                    ------------      ------------

Balances at September 30, 1998                                                                            64,273        (1,536,908)
Comprehensive income:
   Net income for the year ended September 30, 1999                                                         --                --
   Other comprehensive income (loss):
     Net change in net unrealized gains (losses) on securities available for sale, net
       of reclassification adjustments and tax effects                                                  (189,876)             --
     Net unrealized gains on securities transferred from the held-to-maturity
       to the available-for-sale category, net of tax of $10,474                                          15,570              --
          Total other comprehensive income (loss)
         Total comprehensive income
Cash dividends declared on common stock - $.38 per share                                                    --                --
20,218 shares committed to be released under the ESOP                                                       --             248,945
Cancellation of 60 RRP shares                                                                               --                --
Amortization of RRP contribution                                                                            --                --
Issuance of 46,595 common shares from treasury stock due to exercise of stock options                       --                --
Tax benefit of employee benefit plans                                                                       --                --
Purchase 250,671 shares of treasury stock                                                                   --                --
                                                                                                    ------------      ------------
 Balances at September 30, 1999                                                                     $   (110,033)     $ (1,287,963)
                                                                                                    ============      ============

                                                                                                       Unearned
                                                                                                      Recognition
                                                                                                     and Retention        Treasury
                                                                                                      Plan Shares          Stock
                                                                                                      -----------          -----
Balances at October 1, 1996                                                                        $   (955,589)      $ (9,294,413)
Comprehensive Income:
   Net income for the year ended September 30, 1997                                                        --                --
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                        --                --
         Total comprehensive income
Cash dividends declared on common stock - $.20 per share                                                   --                --
22,590 shares committed to be released under the ESOP                                                      --                --
Cancellation of 200 RRP shares                                                                            3,050              --
Amortization of RRP contribution                                                                        238,245              --
Issuance of 14,824 common shares from treasury stock due to exercise of stock options                      --             220,507

Purchase 309,736 shares of treasury stock                                                                  --          (6,106,642)
                                                                                                   ------------      ------------

Balances at September 30, 1997                                                                         (714,294)      (15,180,548)
Comprehensive income:
   Net income for the year ended September 30, 1998                                                        --                --
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                        --                --
          Total comprehensive income
Cash dividends declared on common stock - $.31 per share                                                   --                --
21,504 shares committed to be released under the ESOP                                                      --                --
Cancellation of 990 RRP shares                                                                           15,098              --
Amortization of RRP contribution                                                                        233,066              --

Issuance of 23,125 common shares from treasury stock due to exercise of stock options                      --             343,984

Purchase 234,731 shares of treasury stock                                                                  --          (6,437,191)
                                                                                                   ------------      ------------

Balances at September 30, 1998                                                                         (466,130)      (21,273,755)
Comprehensive income:
   Net income for the year ended September 30, 1999                                                        --                --
   Other comprehensive income (loss):
     Net change in net unrealized gains (losses) on securities available for sale, net
       of reclassification adjustments and tax effects                                                     --                --
     Net unrealized gains on securities transferred from the held-to-maturity
       to the available-for-sale category, net of tax of $10,474                                           --                --
          Total other comprehensive income (loss)
          Total comprehensive income
Cash dividends declared on common stock - $.38 per share                                                   --                --
20,218 shares committed to be released under the ESOP                                                      --                --
Cancellation of 60 RRP shares                                                                               915              --
Amortization of RRP contribution                                                                        232,607              --
Issuance of 46,595 common shares from treasury stock due to exercise of stock options                      --             701,246
 Tax benefit of employee benefit plans                                                                      --                --
Purchase 250,671 shares of treasury stock                                                                  --          (6,907,578)
                                                                                                   ------------      ------------
Balances at September 30, 1999                                                                     $   (232,608)     $(27,480,087)
                                                                                                   ============      ============

                                                                                                      Total
                                                                                                    Shareholders'
                                                                                                      Equity
                                                                                                      ------
Balances at October 1, 1996                                                                        $ 46,713,215
Comprehensive Income:
   Net income for the year ended September 30, 1997                                                   2,893,000
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                      47,897
         Total comprehensive income                                                                   2,940,897
Cash dividends declared on common stock - $.20 per share                                               (477,214)
22,590 shares committed to be released under the ESOP                                                   456,485
Cancellation of 200 RRP shares                                                                             --
Amortization of RRP contribution                                                                        238,245
Issuance of 14,824 common shares from treasury stock due to exercise of stock options                   226,066

Purchase 309,736 shares of treasury stock                                                            (6,106,642)
                                                                                                   ------------

Balances at September 30, 1997                                                                       43,991,052
Comprehensive income:
   Net income for the year ended September 30, 1998                                                   2,906,000
   Other comprehensive income:
     Net change in net unrealized gains on securities available for sale, net of
       reclassification adjustments and tax effects                                                      13,252
         Total comprehensive income                                                                   2,919,252
Cash dividends declared on common stock - $.31 per share                                               (673,174)
21,504 shares committed to be released under the ESOP                                                   652,618
Cancellation of 990 RRP shares                                                                             --
Amortization of RRP contribution                                                                        233,066
Issuance of 23,125 common shares from treasury stock due to exercise of stock options                   352,656
Purchase 234,731 shares of treasury stock                                                            (6,437,191)
                                                                                                   ------------

Balances at September 30, 1998                                                                       41,038,279
Comprehensive income:
   Net income for the year ended September 30, 1999                                                   3,110,000
   Other comprehensive income (loss):
     Net change in net unrealized gains (losses) on securities available for sale, net
       of reclassification adjustments and tax effects                                                 (189,876)
     Net unrealized gains on securities transferred from the held-to-maturity
       to the available-for-sale category, net of tax of $10,474                                         15,570
                                                                                                   ------------
          Total other comprehensive income (loss)                                                      (174,306)
         Total comprehensive income                                                                   2,935,694
Cash dividends declared on common stock - $.38 per share                                               (802,287)
20,218 shares committed to be released under the ESOP                                                   613,016
Cancellation of 60 RRP shares                                                                              --
Amortization of RRP contribution                                                                        232,607
Issuance of 46,595 common shares from treasury stock due to exercise of stock options                   710,574
Tax benefit of employee benefit plans                                                                   102,786
Purchase 250,671 shares of treasury stock                                                            (6,907,578)
                                                                                                   ------------
Balances at September 30, 1999                                                                     $ 37,923,091
                                                                                                   ============

         The accompanying notes are an integral part of these consolidated financial statements.

                                                   HOME BANCORP
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   Years ended September 30, 1999, 1998 and 1997



                                                                       1999             1998              1997
                                                                  ------------      ------------      ------------
Cash flows from operating activities
   Net income                                                     $  3,110,000      $  2,906,000      $  2,893,000
   Adjustments to reconcile net income
     to net cash from operating activities
     Depreciation                                                      350,224           338,956           208,661
     Provision for loan losses                                           2,400             2,400             2,400
     Net losses on trading securities                                   26,705              --                --
     Net gains on sales of securities available for sale               (40,719)         (108,406)             --
     Net gains on sales of loans held for sale                          (3,763)             --                --
     Proceeds from sales of loans held for sale                        319,474              --                --
     ESOP expense                                                      613,016           652,618           456,485
     Amortization of RRP contribution                                  232,607           233,066           238,245
     Cumulative effect of change in accounting for derivative
       instruments and hedging activities, net of tax                  (54,991)             --                --
     Proceeds from sales of trading securities                       4,077,500              --                --
     Loss on disposal of premises and equipment                            803             8,609               770
     Securities amortization and accretion, net                        143,005          (253,523)          (72,753)
     Change in
       Accrued interest receivable                                    (207,694)          100,793           210,935
       Accrued expenses and other liabilities                       (1,053,884)        1,296,892          (451,160)
       Other assets                                                     79,374           166,790           432,777
                                                                  ------------      ------------      ------------
         Net cash from operating activities                          7,594,057         5,344,195         3,919,360

Cash flows from investing activities
   Proceeds from maturities of securities available for sale         4,000,000              --                --
   Proceeds from maturities of securities held to
     maturity                                                        4,000,000        15,000,000        30,000,000
   Proceeds from sales of securities available for sale              5,027,573        10,286,815              --
   Purchase of securities available for sale                       (23,421,406)       (3,985,125)       (7,084,219)
   Purchase of securities held to maturity                                --                --          (8,063,750)
   Purchase of Federal Home Loan Bank stock                           (391,200)         (333,400)         (394,900)
   Net change in loans                                             (22,129,848)      (40,203,079)      (33,683,676)
   Purchase of premises and equipment                                 (462,826)         (441,623)         (325,006)
                                                                  ------------      ------------      ------------
     Net cash from investing activities                            (33,377,707)      (19,676,412)      (19,551,551)

Cash flows from financing activities
   Net change in deposits                                           47,356,165        18,505,479        26,307,158
   Advances from Federal Home Loan Bank                                   --           9,000,000              --
   Repayments of FHLB advances                                      (2,000,000)             --                --
   Net change in advances from borrowers
     for taxes and insurance                                           373,832           504,975           205,553
   Purchase of treasury stock                                       (6,907,578)       (6,437,191)       (6,106,642)
   Cash dividends paid                                                (802,287)         (673,174)         (477,214)
   Proceeds from exercise of stock options                             710,574           352,656           226,066
                                                                  ------------      ------------      ------------
     Net cash from financing activities                             38,730,706        21,252,745        20,154,921
                                                                  ------------      ------------      ------------

Net change in cash and cash equivalents                             12,947,056         6,920,528         4,522,730
Cash and cash equivalents at beginning of year                      23,365,826        16,445,298        11,922,568
                                                                  ------------      ------------      ------------

Cash and cash equivalents at end of year                          $ 36,312,882      $ 23,365,826      $ 16,445,298
                                                                  ============      ============      ============

Supplemental disclosures of cash flow information

   Cash paid for
     Interest                                                     $ 17,293,757      $ 16,076,559      $ 14,942,651
     Income taxes                                                    2,418,377         1,712,000         1,681,976
   Transfer of securities from held-to-maturity to trading        $  4,015,191      $       --        $       --
   Transfer of securities from held-to-maturity to available-
     for-sale                                                        4,007,930              --                --
   Transfer from loans receivable to loans held for sale               315,711              --                --


         The accompanying notes are an integral part of these consolidated financial statements.

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include Home Bancorp (the Company), and its wholly-owned subsidiary, Home Loan Bankfsb (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

Nature  of  Business,   Concentrations  of  Credit  Risk  and  Industry  Segment
Information: The primary source of income for the Company is the origination of residential real estate loans in Fort Wayne, Indiana and the surrounding areas. Loans secured by real estate mortgages comprise approximately 99% of the loan portfolio at September 30, 1999. The Company accepts deposits from customers in the normal course of business primarily in Fort Wayne, Indiana and the surrounding areas. The Company operates in the banking industry which accounts for more than 90% of its revenues, operating income and assets. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

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

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand and in other banks, federal funds sold, and interest-earning deposits in other financial institutions with maturities of 90 days or less. The Company reports net cash flows for customer loan transactions, deposit transactions and advances from borrowers for taxes and insurance.

Securities: The Company classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses included as a separate component of other comprehensive income (loss) and shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. As of January 1, 1999, the Company adopted this statement and, in accordance with its provisions, chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of the securities transferred to trading was $4,015,191. The amortized cost of the securities transferred to available-for-sale was $4,007,930. The Company does not have derivative instruments in its portfolio to account for under provisions of this statement.

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

Effective October 1, 1996, the Company adopted SFAS No. 122, Accounting for Mortgage Servicing Rights. This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

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

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There were no properties held as foreclosed real estate at September 30, 1999 and 1998.

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

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock: The Bank is a member of the Federal Home Loan Bank system and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 13.

Earnings Per Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan (RRP) shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. Earnings and dividends per common shares are restated for all stock splits and dividends.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income (loss) first applied for 1999, with prior information restated to be comparable.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.



                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 2 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                                Year Ended September 30,
                                                                         1999             1998            1997
                                                                     -------------   -------------   --------------
Basic earnings per common share
   Numerator
     Income before cumulative effect of change
       in accounting principle                                       $   3,055,009   $   2,906,000   $    2,893,000
     Cumulative effect of change in accounting for
       derivative instruments and hedging activities,
       net of tax                                                           54,991               -                -
                                                                     -------------   -------------   --------------
     Net income                                                      $   3,110,000   $   2,906,000   $    2,893,000
                                                                     =============   =============   ==============

   Denominator
     Weighted average common shares outstanding                          2,161,725       2,396,434        2,642,006
     Less:  Average unallocated ESOP shares                               (141,420)       (162,199)        (184,270)
     Less:  Average non-vested RRP shares                                  (23,500)        (38,842)         (54,765)
                                                                     -------------   -------------   --------------

     Weighted average common shares outstanding
       for basic earnings per common share                               1,996,805       2,195,393        2,402,971
                                                                     =============   =============   ==============

   Basic earnings per common share
     Income before cumulative effect of change
       in accounting principle                                       $        1.53   $        1.32   $         1.20
     Cumulative effect of change in accounting for
       derivative instruments and hedging activities,
       net of tax                                                              .03               -                -
                                                                     -------------   -------------   --------------
     Net income                                                      $        1.56   $        1.32   $         1.20
                                                                     =============   =============   ==============

Diluted earnings per common share
   Numerator
     Income before cumulative effect of change
       in accounting principle                                       $   3,055,009   $   2,906,000   $    2,893,000
     Cumulative effect of change in accounting for
       derivative instruments and hedging activities,
       net of tax                                                           54,991               -                -
                                                                     -------------   -------------   --------------
     Net income                                                      $   3,110,000   $   2,906,000   $    2,893,000
                                                                     =============   =============   ==============

   Denominator
     Weighted average common shares outstanding
       for basic earnings per common share                               1,996,805       2,195,393        2,402,971
     Add:  Dilutive effects of assumed exercises of
       stock options                                                        56,396          76,588           39,213
     Add:  Dilutive effects of average nonvested RRP
       shares                                                                1,971              37                -
                                                                     -------------   -------------   --------------
     Weighted average common shares and
       dilutive potential common shares outstanding                      2,055,172       2,272,018        2,442,184
                                                                     =============   =============   ==============

   Diluted earnings per common share
     Income before cumulative effect of change
       in accounting principle                                       $        1.48   $        1.28   $         1.18
     Cumulative effect of change in accounting for
       derivative instruments and hedging activities,
       net of tax                                                              .03               -                -
                                                                     -------------   -------------   --------------
     Net income                                                      $       1.51    $        1.28   $        1.18
                                                                     ============    =============   =============



                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

Year end securities available for sale were as follows:

                                                                     Gross             Gross
                                                Amortized         Unrealized        Unrealized           Fair
1999                                              Cost               Gains            Losses             Value
----                                              ----               -----            ------             -----
Debt securities
      U.S. Government                       $     23,342,452    $       6,187     $     (189,577)  $     23,159,062
                                            ================    =============     ==============   ================

1998
----
Debt securities
      U.S. Government                       $      5,039,804    $      97,383     $            -   $      5,137,187
                                            ================    =============     ==============   ================

Year end securities held to maturity were as follows:

                                                                     Gross            Gross
                                                Amortized         Unrealized       Unrealized            Fair
1998                                              Cost               Gains           Losses              Value
----                                              ----               -----            ------             -----
Debt securities
      U.S. Government                       $     12,024,247    $     170,753     $            -   $     12,195,000
                                            ================    =============     ==============   ================

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                September 30, 1999
                                                                       --------------------------------------
                                                                            Amortized                Fair
                                                                              Cost                   Value
                                                                       ----------------       ---------------
           Due in one year or less                                     $      2,018,443       $     2,011,875
           Due after one year through five years                             21,324,009            21,147,187
                                                                       ----------------       ---------------

                                                                       $     23,342,452       $    23,159,062
                                                                       ================       ===============

Proceeds from the sale of trading securities during the year ended September 30, 1999 were $4,077,500; net holding losses were $26,705. Proceeds from the sale of securities available for sale during the year ended September 30, 1999 were $5,027,573; gross gains of $40,719 were realized on these sales. Proceeds from the sale of securities available for sale during the year ended September 30, 1998 were $10,286,815; gross gains of $108,406 were realized on these sales. There were no sales of securities during the year ended September 30, 1997. No securities classified as held to maturity were transferred to trading or available-for-sale during the years ended September 30, 1998 or 1997.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES (Continued)

As of January 1, 1999, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with provisions in that statement, the Company chose to reclassify certain securities from held-to-maturity to trading and available-for-sale. The amortized cost of securities transferred to available-for-sale was $4,007,930 and the unrealized net gain was $26,444, which is included in shareholders' equity, net of income tax effect of $10,474. The amortized cost of the securities transferred to trading was $4,015,191 and the unrealized net gain was $91,060, which is reported as the cumulative effect of a change in accounting principle, net of tax of $36,069. The Company has no derivative instruments to account for under provisions of this statement.

NOTE 4 - LOANS RECEIVABLE

Loans receivable at year end are summarized as follows:

                                                                            1999                 1998
                                                                       ----------------     ----------------
     Mortgage loans
         Principal balances
              Secured by one to four family residences                 $    328,202,931     $    308,626,708
              Secured by other properties                                     2,060,556            1,715,486
              Construction loans                                             14,492,827           11,511,693
                                                                       ----------------     ----------------
                                                                            344,756,314          321,853,887
         Less
              Undisbursed portion of construction loans                      (6,048,678)          (5,687,860)
              Net deferred loan origination fees                               (413,267)            (392,456)
                                                                       ----------------     ----------------
                  Total first mortgage loans                                338,294,369          315,773,571

     Consumer and other loans
         Principal balances

              Home equity and second mortgage                                 7,903,640            8,789,814
              Other                                                           1,544,157            1,259,950
                                                                       ----------------     ----------------
                  Total consumer and other loans                              9,447,797           10,049,764

     Less
         Allowance for loan losses                                           (1,342,220)          (1,390,389)
         Loans in process                                                      (400,608)            (245,345)
                                                                       ----------------     ----------------

                                                                       $    345,999,338     $    324,187,601
                                                                       ================     ================

Activity in the allowance for loan losses for the years ended September 30 is as follows:

                                                               1999               1998                1997
                                                          --------------    ----------------     --------------
           Balance at beginning of period                 $    1,390,389    $      1,387,989     $    1,385,589
           Provision charged to income                             2,400               2,400              2,400
           Net charge-offs                                       (50,569)                  -                  -
                                                          --------------    ----------------     --------------

           Balance at end of period                       $    1,342,220    $      1,390,389     $    1,387,989
                                                          ==============    ================     ==============

At September 30, 1999, 1998 and 1997, no portion of the allowance for loan losses was allocated to impaired loan balances as the Company had no loans it considered to be impaired loans as of or for the years ended September 30, 1999, 1998 and 1997.



                                  (Continued)
                                       26

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances at September 30 are as follows:

                                                                                  1999               1998
                                                                                  ----               ----
     Mortgage loans serviced for FNMA                                        $     1,571,134    $    1,955,651
                                                                             ===============    ==============

Custodial escrow balances maintained for this loan servicing were approximately $23,000 and $24,000 at September 30, 1999 and 1998, respectively.

NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are as follows:

                                                                                  1999              1998
                                                                                  ----              ----
           Land and land improvements                                        $       770,475    $      643,350
           Buildings                                                               2,610,674         2,557,674
           Furniture, fixtures and equipment                                       1,575,874         1,297,483
           Leasehold improvements                                                    291,005           291,005
                                                                             ---------------    --------------
                                                                                   5,248,028         4,789,512

           Less accumulated depreciation and amortization                         (2,331,679)       (1,984,962)
                                                                             ---------------    --------------

                                                                             $     2,916,349    $    2,804,550
                                                                             ===============    ==============

NOTE 7 - DEPOSITS

The aggregate amount of deposits with a minimum denomination of $100,000 or more was approximately $66,871,000 and $62,518,000 at September 30, 1999 and 1998.
Depositors have their accounts insured up to applicable limits ($100,000 per depositor, as defined) by the Federal Deposit Insurance Corporation.

At September 30, 1999, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

                           2000                              $186,428,969
                           2001                                33,024,985
                           2002                                12,571,844
                           2003                                 6,490,298
                           2004                                 4,864,897
                           Thereafter                          20,353,557
                                                             ------------

                                                             $263,734,550
                                                             ============

                                  (Continued)
                                       27

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1999, advances from the FHLB with fixed rates ranging from 5.04% to 5.84% are required to be repaid in the year ending September 30 as follows:


                         2000                                $    5,000,000
                         2001                                             -
                         2002                                             -
                         2003                                             -
                         2004                                             -
                         Thereafter                               2,000,000
                                                             --------------

                                                             $    7,000,000
                                                             ==============

In addition to Federal Home Loan Bank stock, these advances were required to be collateralized by pledged securities with an amortized cost of approximately $23,342,000 and a fair value of approximately $23,159,000. In addition, qualifying mortgage loans of approximately $327,899,000 were available as collateral under a blanket lien arrangement at September 30, 1999.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The pension plan is part of a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. As a multi-employer plan, there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company. For the year ended September 30, 1999, the fund was fully funded. There was no expense under this plan for the years ended September 30, 1999, 1998 and 1997.

401(k) Plan: The Company maintains a 401(k) salary reduction plan which covers substantially all employees. Participants may make deferrals from 1% to 15% of compensation, however, the Company does not provide any match of such elective deferrals. Expenses attributable to the plan for discretionary employer contributions were approximately $2,000, $4,000 and $4,000 for the years ended September 30, 1999, 1998 and 1997.

Recognition and Retention Plan (RRP): In October, 1995, the Company established the RRP as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. The terms of each grant of stock pursuant to the RRP are identical; only the participants and the number of shares awarded to each participant vary. The Bank contributed funds to the RRP for the purchase of 78,327 shares of Company common stock at an average price of $15.25 per share. On October 10, 1995, awards of grants for these shares were issued to various directors, officers and other key employees of the Company. These awards generally are to vest and be earned by the recipient at the rate of 20% per year, commencing October 10, 1996. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. Expense of approximately $233,000, $233,000 and $238,000 was recorded for the Plan for the years ended September 30, 1999, 1998 and 1997.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan (ESOP): The Company has an ESOP for eligible employees. Employees with 1,000 hours of employment with the Bank and who have attained age 21 are eligible to participate. The ESOP borrowed $2,312,090 from the Company to purchase 231,209 shares of the common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased with the loan proceeds by the ESOP. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of twelve years. The interest rate for the loan is a variable monthly rate equal at all times to the Applicable Federal Rate. Shares purchased by the ESOP are held in a suspense account for allocation among participants as the loan is repaid. Expense of approximately $566,000, $636,000 and $451,000 was recorded relative to the ESOP for the years ended September 30, 1999, 1998 and 1997. Contributions of $260,000, $283,000 and $302,000 were made to the ESOP during the years ended September 30, 1999, 1998 and 1997. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOPs loan payable to the Company.

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

For the years ended September 30, 1999, 1998 and 1997, 20,218, 21,504 and 22,590
shares with an average fair value of $28.01, $29.56 and $19.96 per share, respectively, were committed to be released.

The ESOP shares as of September 30 were as follows:

                                            1999           1998           1997
                                        ----------     ----------     ----------

Allocated shares                            99,899         79,681         58,177

Unearned shares                            131,310        151,528        173,032
                                        ----------     ----------     ----------

Total ESOP shares                          231,209        231,209        231,209
                                        ==========     ==========     ==========

Fair value of unearned shares           $3,578,198     $4,129,138     $4,196,026
                                        ==========     ==========     ==========

                                  (Continued)
                                       28

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFITS (Continued)

Stock Option Plan: The Board of Directors of the Company adopted the Home Bancorp 1995 Stock Option and Incentive Plan (the Plan). The number of options authorized under the Plan is 330,317 shares of common stock. Officers, directors and key employees of the Company and its subsidiaries are eligible to participate in the Plan. The option exercise price must be at least 100% of the market value (as defined in the Plan) of the common stock on the date of the grant, and the option term cannot exceed 10 years. Eligible officers and directors of the Company are able to exercise options awarded to them at a rate of 20% per year, October 10, 1996 being the first possible exercise date.

The Company applied APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for the Plan. SFAS No. 123, Accounting for Stock-Based Compensation, requires disclosures for stock-based compensation for companies that do not adopt its fair value accounting method for stock-based compensation. Accordingly, the following proforma information presents the effects on the Company's income before cumulative effect of change in accounting principle, net income and earnings per share under the provisions of SFAS No. 123 for the years ended September 30, 1999, 1998 and 1997. In future years, as additional options are granted, the effect on net income and earnings per share may increase.

                                                      1999                     1998                     1997
                                                      ----                     ----                     ----
Income before cumulative effect of
  change in accounting principle
     Dollar amount reported                       $  3,055,009             $  2,906,000            $  2,893,000
     Dollar amount proforma                          2,914,958                2,770,033               2,747,825
     Basic EPS reported                           $       1.53             $       1.32            $       1.20
     Basic EPS proforma                                   1.46                     1.26                    1.14
     Diluted EPS reported                                 1.48                     1.28                    1.18
     Diluted EPS proforma                                 1.42                     1.22                    1.13

Net income
     Dollar amount reported                       $  3,110,000             $  2,906,000            $  2,893,000
     Dollar amount proforma                          2,969,949                2,770,033               2,747,825
     Basic EPS reported                           $       1.56             $       1.32            $       1.20
     Basic EPS proforma                                   1.49                     1.26                    1.14
     Diluted EPS reported                                 1.51                     1.28                    1.18
     Diluted EPS proforma                                 1.45                     1.22                    1.13

                                                    Available                 Options             Weighted-Average
                                                    For Grant               Outstanding            Exercise Price
                                                    ---------               -----------            --------------

     Balance - October 1, 1996                         101,813                  228,504            $      15.25
     Granted                                                 -                        -
     Exercised                                               -                  (14,824)                  15.25
     Forfeited                                               -                        -
                                                  ------------             ------------
     Balance - September 30, 1997                      101,813                  213,680                   15.25

     Granted                                                 -                        -
     Exercised                                               -                  (23,125)                  15.25
     Forfeited                                           3,789                   (3,789)                  15.25
                                                  ------------             ------------
     Balance - September 30, 1998                      105,602                  186,766                   15.25

     Granted                                                 -                        -
     Exercised                                               -                  (46,595)                  15.25
     Forfeited                                             635                     (635)                  15.25
                                                  ------------             ------------
     Balance - September 30, 1999                      106,237                  139,536                   15.25
                                                  ============             ============

At year end 1999, options outstanding had a weighted-average remaining life of 6 years and an exercise price of $15.25.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 9 - EMPLOYEE BENEFITS (Continued)

Options exercisable at year end are as follows.

                                       Number              Weighted-Average
                                     of Options             Exercise Price
                                     ----------             --------------

     1999                              50,996                $ 15.25
     1998                              53,476                  15.25
     1997                              30,877                  15.25


NOTE 10 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8.00% through 1996) or on specified experience formulas. The Bank used the percentage of taxable income method for the tax year ended September 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years beginning after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $625,000 and is payable over a six year period beginning with the tax year ending September 30, 1999.

Income tax expense for the years ended September 30 is:

                                   1999              1998               1997
                                   ----              ----               ----
Federal
     Current                  $    1,858,863     $    1,808,251    $       978,879
     Deferred                       (133,219)           (91,695)           630,214
                              --------------     ---------------   ---------------
                                   1,725,644          1,716,556          1,609,093
State
     Current                         495,897            475,916            284,219
     Deferred                         (7,897)              (416)           162,032
                              --------------     ---------------   ---------------
                                     488,000            475,500            446,251
                              --------------     --------------    ---------------

Income tax expense            $    2,213,644     $    2,192,056    $     2,055,344
                              ==============     ==============    ===============

                                  (Continued)
                                       31

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 10 - INCOME TAXES (Continued)

The differences between the provision for income taxes shown on the consolidated statements of income and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

                                                                    1999              1998               1997
                                                               --------------     --------------    ---------------
     Income taxes at statutory rate                            $    1,791,342     $    1,733,339    $     1,682,437
     Tax effect of:
         ESOP expense (market value in excess
           of cost of related shares)                                 123,784            142,850             76,394
         State tax, net of federal income tax effect                  322,080            313,830            294,526
         Other                                                        (23,562)             2,037              1,987
                                                               --------------     --------------    ---------------

         Income tax expense                                    $    2,213,644     $    2,192,056    $     2,055,344
                                                               ==============     ==============    ===============

         Effective tax rate                                            42.0%              43.0%             41.5%
                                                                   ========           ========           =======

Components of the net deferred tax asset (liability) as of September 30 are:

                                                                    1999              1998                1997
                                                               --------------     --------------    ---------------
     Deferred tax assets:
         Deferred loan fees                                    $      163,695     $      155,452    $       133,687
         Recognition and retention plan                                41,884             41,703             94,673
         Net unrealized losses on
           securities available for sale                               73,357                  -                  -
         Bad debts                                                     10,058                  -                  -
         Other                                                          6,312             13,798             18,602
                                                               --------------     --------------    ---------------
              Total deferred tax assets                               295,306            210,953            246,962

     Deferred tax liabilities:
         Bad debts                                                          -            (75,181)           (76,133)
         Discount accretion                                                 -            (54,939)          (182,107)
         Net unrealized gains on securities
           available for sale                                               -            (33,110)           (26,284)
                                                               --------------     --------------    ---------------
              Total deferred tax liabilities                                -           (163,230)          (284,524)
     Valuation allowance                                                    -                  -                  -
                                                               --------------     --------------    ---------------

     Net deferred tax asset (liability)                        $      295,306     $       47,723    $       (37,562)
                                                               ==============     ==============    ===============

Federal income tax laws provided savings banks with additional bad debt deductions through September 30, 1987, totaling $7,600,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total approximately $2,600,000 at September 30, 1999 and 1998. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $2,600,000 would be recorded as expense.


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 11 - REGULATORY MATTERS

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative action, including restrictions on growth or operations or, in extreme cases, seizure.

As of September 30, 1999 and 1998, the Bank was categorized as well capitalized. The Bank's actual and required capital amounts and ratios are presented below:

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                   Adequacy Purposes            Action Provisions
                                   Amount         Ratio         Amount          Ratio         Amount        Ratio
                                   ------         -----         ------          -----         ------        -----
                                                               (Dollars in thousands)
1999
----
Total Capital (to risk
  weighted assets)               $  37,590        18.84%       $  15,961         8.00%       $ 19,951       10.00%
Tier I (Core) Capital
  (to risk weighted
  assets)                        $  36,248        18.17%       $   7,980         4.00%       $ 11,970        6.00%
Tier I (Core) Capital
  (to adjusted total
  assets)                        $  36,248         8.76%       $  16,543         4.00%       $ 20,679        5.00%

1998
----
Total Capital (to risk
  weighted assets)               $  35,232        18.97%       $  14,855         8.00%       $ 18,569       10.00%
Tier I (Core) Capital
  (to risk weighted
  assets)                        $  33,841        18.22%       $   7,428         4.00%       $ 11,141        6.00%
Tier I (Core) Capital
  (to adjusted total
  assets)                        $  33,841         9.23%       $  14,668         4.00%       $ 18,335         5.00%

                                  (Continued)
                                       33

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 11 - REGULATORY MATTERS (Continued)

The Qualified Thrift Lender (QTL) test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must concert to a commercial bank charter. Management believes that the QTL test has been met.

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a tier 1 institution) could make capital distributions in any year of 100% of its retained net income for the calendar year-to-date plus net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain "well capitalized", following the proposed distribution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution. At September 30, 1999, none of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

The Bank established a liquidation account of $21,370,000 which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus for the Company's stock offering related to converting from a mutual to a stock ownership structure. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that reduce shareholders' equity below the required liquidation account balance.

NOTE 12 - OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expenses for the years ended September 30 are summarized as follows:

                                                                    1999              1998               1997
                                                               --------------     --------------    ---------------
Other noninterest income
     Service charges and fees                                  $      217,681     $      155,615    $       147,890
     Late charges                                                      53,721             41,263             48,088
     Other                                                            119,125             50,786             50,735
                                                               --------------     --------------    ---------------

                                                               $      390,527     $      247,664    $       246,713
                                                               ==============     ==============    ===============
Other noninterest expenses

     Advertising and promotion                                 $      183,280     $      203,694    $       201,798
     Data processing                                                  397,075            309,994            252,750
     Professional fees                                                120,398            151,880            165,230
     Telephone, postage and supplies                                  224,475            181,532            154,751
     Other                                                            124,156            161,889            412,488
                                                               --------------     --------------    ---------------

                                                               $    1,049,384     $    1,008,989    $     1,187,017
                                                               ==============     ==============    ===============

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------



NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1999:

                                                                     Fixed          Variable
                                                                     Rate             Rate               Total
                                                               --------------     --------------    ---------------
     Mortgage loans                                            $    2,256,100     $      774,050    $     3,030,150
     Consumer and other loans                                         108,000            191,000            299,000
                                                               --------------     --------------    ---------------

                                                               $    2,364,100     $      965,050    $     3,329,150
                                                               ==============     ==============    ===============

The principal commitments, excluding loans in process, of the Company are as follows at September 30, 1998:

                                                                     Fixed          Variable
                                                                     Rate             Rate               Total
                                                               --------------     --------------    ---------------
     Mortgage loans                                            $    8,420,100     $    1,105,650    $     9,525,750
     Consumer and other loans                                         242,000            379,550            621,550
                                                               --------------     --------------    ---------------

                                                               $    8,662,100     $    1,485,200    $    10,147,300
                                                               ==============     ==============    ===============

The majority of loan commitments have commitment periods up to 90 days, loan terms ranging from 10 years to 30 years and contractual interest rates ranging from 6.35% to 9.50%.

The Company has commitments for unused lines of credit aggregating $12,527,000 at September 30, 1999.

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

At September 30, 1999, the Company has an approved line of credit of $15,000,000 with the Federal Home Loan Bank of Indianapolis. In the event the Company were to draw on the line, the Company would pledge as collateral, securities and qualifying mortgage loans under a blanket lien arrangement.

The Company has long-term leases for premises which expire at various dates through 2001. The Company pays taxes, insurance and maintenance costs on such premises. Total lease expense related to these premises was approximately $80,000 for each of the years ended September 30, 1999, 1998 and 1997.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or operations of the Company.

                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------



NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

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

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company,  Home
Bancorp:

                                             CONDENSED BALANCE SHEETS
                                           September 30, 1999 and 1998

                                                                                   1999                1998
                                                                             ----------------    ---------------
ASSETS

Cash and cash equivalents                                                    $        629,440    $     1,012,023
Investment in subsidiary bank                                                      36,138,255         33,840,543
Securities available for sale                                                               -          5,137,187
Loan receivable from ESOP                                                           1,287,963          1,536,908
Other assets                                                                           86,788             31,347
                                                                             ----------------    ---------------

     Total assets                                                            $     38,142,446    $    41,558,008
                                                                             ================    ===============

LIABILITIES

Accrued expenses                                                             $        219,355    $       519,729

SHAREHOLDERS' EQUITY                                                               37,923,091         41,038,279
                                                                             ----------------    ---------------

     Total liabilities and shareholders' equity                              $     38,142,446    $    41,558,008
                                                                             ================    ===============


                                   (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                    CONDENSED STATEMENTS OF INCOME

                                                                                 Year ended September 30,
                                                                      1999               1998               1997
                                                               --------------     --------------    ---------------
Interest income                                                $      236,257     $      500,331    $       459,166
Dividends from subsidiary bank                                      1,332,000          2,714,000          8,383,000
Net gains on sales of securities
  available for sale                                                   40,719                  -                  -
                                                               --------------     --------------    ---------------
                                                                    1,608,976          3,214,331          8,842,166

Operating expenses                                                    147,598            140,186            127,287
                                                               --------------     --------------    ---------------

Income before income taxes and equity in
  undistributed earnings of subsidiary bank                         1,461,378          3,074,145          8,714,879

Equity in undistributed (excess distributed)
  earnings of subsidiary bank                                       1,700,000            (25,000)        (5,690,000)
                                                               --------------     --------------    ---------------

Income before income taxes                                          3,161,378          3,049,145          3,024,879

Income tax expense                                                     51,378            143,145            131,879
                                                               --------------     --------------    ---------------


Net income                                                     $    3,110,000     $    2,906,000    $     2,893,000
                                                               ==============     ==============    ===============


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                  CONDENSED STATEMENTS OF CASH FLOWS

                                                                                Year ended September 30,
                                                                      1999                1998              1997
                                                               --------------     --------------    ---------------
Cash flows from operating activities
     Net income                                                $    3,110,000     $    2,906,000    $     2,893,000
     Adjustments to reconcile net income to net
       cash provided by operating activities
         Equity in (undistributed) excess distributed
           income of subsidiary bank                               (1,700,000)            25,000          5,690,000
         Amortization and accretion, net                              293,614            197,337            226,069
         Net gains on sales of securities
           available for sale                                         (40,719)                 -                  -
         Net change in other assets                                   (55,441)           178,489            (55,035)
         Net change in accrued expenses                              (267,264)           458,198              8,454
                                                               --------------     --------------    ---------------
              Net cash provided by operating activities             1,340,190          3,765,024          8,762,488

Cash flows from investing activities
     Proceeds from sales of securities available
       for sale                                                     5,027,573                  -                  -
     Proceeds from maturities of securities held
       to maturity                                                          -          1,000,000          3,000,000
     Purchase of securities available for sale                              -                  -         (5,078,125)
     Repayments on loan receivable from ESOP                          248,945            232,471            231,798
                                                               --------------     --------------    ---------------
         Net cash provided by (used in) investing
           activities                                               5,276,518          1,232,471         (1,846,327)

Cash flows from financing activities
     Purchase of treasury stock                                    (6,907,578)        (6,437,191)        (6,106,642)
     Cash dividends paid                                             (802,287)          (673,174)          (477,214)
     Proceeds from exercise of stock options                          710,574            352,656            226,066
                                                               --------------     --------------    ---------------
         Net cash used in financing activities                     (6,999,291)        (6,757,709)        (6,357,790)
                                                               --------------     --------------    ---------------

     Net change in cash and cash equivalents                         (382,583)        (1,760,214)           558,371

Cash and cash equivalents at beginning of period                    1,012,023          2,772,237          2,213,866
                                                               --------------     --------------    ---------------

Cash and cash equivalents at end of period                     $      629,440     $    1,012,023    $     2,772,237
                                                               ==============     ==============    ===============

The extent to which the Company may pay cash dividends to shareholders will depend on the cash currently available at the Company, as well as the Bank's ability to pay dividends to the Company (see Note 11).



                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying amounts of the Company's financial instruments at September 30, 1999 and 1998. Items which are not financial instruments are not included.

                                                       1 9 9 9                                1 9 9 8
                                                       -------                                -------
                                            Carrying             Estimated           Carrying            Estimated
                                             Amount              Fair Value            Amount            Fair Value
                                             ------              ----------            ------            ----------

Cash and cash equivalents               $    36,312,882     $    36,313,000     $    23,365,826    $     23,366,000
Securities available for sale                23,159,062          23,159,000           5,137,187           5,137,000
Securities held to maturity                           -                   -          12,024,247          12,195,000
Loans receivable, net                       345,999,338         347,304,000         324,187,601         338,857,000
Federal Home Loan Bank
  stock                                       3,173,700           3,174,000           2,782,500           2,783,000
Demand and savings deposits                 (99,619,719)        (99,620,000)        (81,356,915)        (81,357,000)
Certificates of deposit                    (263,734,550)       (264,859,000)       (234,641,189)       (237,578,000)
FHLB advances                                (7,000,000)         (7,000,000)         (9,000,000)         (9,000,000)
Advances from borrowers for
  taxes and insurance                        (2,971,219)         (2,971,000)         (2,597,387)         (2,597,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1999 and 1998. The estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand and savings deposits and advances from borrowers for taxes and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans at September 30, 1999 and 1998, applied for the time period until the loans are assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at September 30, 1999 and 1998, applied for the time period until maturity. The estimated fair value for FHLB advances is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These included, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------

NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                    1999          1998           1997
                                                                 ---------      ---------      ---------
Net change in net  unrealized  gains  (losses) on securities available for sale
        Unrealized gains (losses) arising
           during the year                                       $(266,498)     $ 128,484      $  72,573


         Reclassification adjustments for transfers
           from securities held to maturity to
           securities available for sale upon
           adoption of SFAS No. 133                                 26,444           --             --

         Reclassification adjustments for gains
           included in net income                                  (40,719)      (108,406)          --
                                                                 ---------      ---------      ---------

         Net change in net unrealized gains
           (losses) on securities available for sale              (280,773)        20,078         72,573

Tax effects                                                        106,467         (6,826)       (24,676)
                                                                 ---------      ---------      ---------

         Total other comprehensive income (loss)                 $(174,306)     $  13,252      $  47,897
                                                                 =========      =========      =========




                                  (Continued)
                                       40

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           --------------Year Ended September 30, 1999--------------
                                                                1st            2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                          -----------    -----------    -----------     -----------

Interest income                                           $     6,653    $     6,718    $     6,868     $     7,014

Interest expense                                                4,250          4,260          4,316           4,378
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,403          2,458          2,552           2,636

Provision for loan losses                                           1              -              1               -
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan                    2,402          2,458          2,551           2,636
  losses

Noninterest income                                                114             56            107             131

Noninterest expense                                             1,172          1,283          1,312           1,419
                                                          -----------    -----------    -----------     -----------


Income before income taxes and cumulative

  effect of change in accounting principle                      1,344          1,231          1,346           1,348

Income tax expense                                                579            497            570             568
                                                          -----------    -----------    -----------     -----------


Income before cumulative effect of change

  in accounting principle                                         765            734            776             780

Cumulative effect of change in accounting for derivative instruments and hedging

  activities, net of tax                                            -             55              -               -
                                                          -----------    -----------    -----------     -----------


Net income                                                $       765    $       789    $       776     $       780
                                                          ===========    ===========    ===========     ===========

Earnings per share

     Income before cumulative effect of
       change in accounting principle:
         Basic                                            $       .37    $       .36    $       .39     $       .41
                                                          ===========    ===========    ===========     ===========
         Diluted                                          $       .35    $       .34    $       .37     $       .41
                                                          ===========    ===========    ===========     ===========

     Net income:
         Basic                                            $       .37    $       .39    $       .39     $       .41
                                                          ===========    ===========    ===========     ===========
         Diluted                                          $       .35    $       .37    $       .37     $       .41
                                                          ===========    ===========    ===========     ===========


                                  (Continued)

                                  HOME BANCORP
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

                                                           --------------Year Ended September 30, 1998--------------
                                                                1st            2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                          -----------    -----------    -----------     -----------
Interest income                                           $     6,476    $     6,429    $     6,466     $     6,608

Interest expense                                                4,122          3,988          4,003           4,110
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,354          2,441          2,463           2,498

Provision for loan losses                                           1              -              1               -
                                                          -----------    -----------    -----------     -----------

Net interest income after provision for loan                    2,353          2,441          2,462           2,498
  losses

Noninterest income                                                108            139             84              25

Noninterest expense                                             1,226          1,158          1,257           1,371
                                                          -----------    -----------    -----------     -----------


Income before income taxes and cumulative
  effect of change in accounting principle                      1,235          1,422          1,289           1,152

Income tax expense                                                570            583            540             499
                                                          -----------    -----------    -----------     -----------

Income before cumulative effect of change
  in accounting principle                                         665            839            749             653
                                                          -----------    -----------    -----------     -----------

Net income                                                $       665    $       839    $       749     $       653
                                                          ===========    ===========    ===========     ===========

Earnings per share
     Net income:

         Basic                                            $       .29    $       .38    $       .34     $       .31
                                                          ===========    ===========    ===========     ===========
         Diluted                                          $       .28    $       .37    $       .33     $       .30
                                                          ===========    ===========    ===========     ===========

                                  (Continued)

                      CORPORATE AND SHAREHOLDER INFORMATION




Company and Bank Address
         132 East Berry Street
         P. O. Box 989
         Fort Wayne, Indiana 46801-0989
         Telephone:      (219) 422-3502
         Facsimile:        219.426.7027

Stock Price Information

The Company's stock is traded on The Nasdaq National Market under the symbol "HBFW." The table below shows the range of high and low bid prices of the Company's common stock for fiscal years 1998 and 1999 and dividends declared during such periods. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions for fiscal years:

Fiscal           1998                             1999
Quarter  Div.    High         Low       Div.      High      Low
    I    .05    $29.50     $24.00      .08      $29.75     $26.50
   II    .05    $37.875    $28.50      .10      $33.50     $27.50
  III    .08    $35.375   $29.125      .10      $28.25     $27.00
   IV    .08    $30.00    $26.625      .10      $30.50     $27.00

Stock Price

September 30th:           $27.25                $27.25



The sixteenth quarterly dividend (Div.) of $.10 was declared on the Company's common stock, payable January 13, 2000 to shareholders of record December 28, 1999. For information regarding restrictions on dividends, see Note 11 to the Consolidated Financial Statement.

As of December 1, 1999, the Company had approximately 1,352 shareholders of record and 2,011,652 outstanding shares of common stock.

Investor Relations

Stockholders, investors and analysts interested in additional information may contact:

         Marvin C. Schumm, President & CEO
         Home Bancorp
         132 East Berry Street
         P. O. Box 989
         Fort Wayne, IN  46801-0989
         (219) 422-3502

Annual Report on Form 10-K

Copies of Home Bancorp's Annual Report for year ended September 30, 1999 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

         Investor Relations
         Home Bancorp
         P. O. Box 989
         Fort Wayne, IN 46801-0989

Annual Meeting

The annual meeting of shareholders of Home Bancorp will be held at 2:00 p.m., local time, on Tuesday, January 25, 2000, at the Holiday Inn Downtown, 300 East Washington Boulevard, Fort Wayne, Indiana. Your attendance is appreciated.

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

Decatur                      101 N. Second St.
   1973                      Decatur, Indiana (46733)
                               (219) 728-2155

Decatur North                334 N. Second St.
   1999                      Decatur, Indiana (46733)
                               (219) 728-2155

New Haven                    1230 E. Lincoln Hwy.
   1987                      New Haven, Indiana (46774)
                               (219) 749-1780

                                Mission Statement

The mission statement of Home Loan Bank fsb, subsidiary of Home Bancorp, reflects a chartered course for meeting the financial needs of our customers with an encouragement of investments and the promotion of home ownership. We are committed to providing the highest quality financial services for all customers in our operating areas, while maintaining a conservative, well capitalized, liquid and profitable financial institution.

Further, we shall perform our obligations in an ethical manner in the community as a responsible corporate citizen and acknowledge the holding company's ultimate responsible goal of shareholder enhancements.




                         [GRAPHIC-PHOTO OF BANK OMITTED]



                     MARKET MAKERS AS OF SEPTEMBER 30, 1999

                          ABN AMRO Chicago Corporation
                             Capital Resources, Inc.

                     Friedman, Billings, Ramsey & Co., Inc.
                           Herzog, Heine, Geduld, Inc.
                           J.J.B. Hilliard, W.L. Lyons

                          Keefe, Bruyette & Woods, Inc.
                            McDonald Investments Inc.

                        Stifel, Nicolaus & Company, Inc.
                                Wheat First Union

                                    DIRECTORS

                                       and

                                    OFFICERS

Board of Directors
(Home Bancorp and Home Loan Bank)                 (Year appointed to Bank Board)

W. Paul Wolf Chairman of the Board, President and CEO                1961
Rod M. Howard   Retired, Howard's Graphic Supply                     1969
Walter A. McComb, Jr.   McComb Funeral Homes                         1982
Richard P. Hormann   DeHayes Group, Inc.                             1987
C. Philip Andorfer   CPA                                             1988
Luben Lazoff Lazoff & Associates                                     1991
Daniel F. Fulkerson  McMahon Paper Company                           1993
Matthew P. Forrester Senior Vice President and
  Chief Financial Officer                                            1994
Donald E. Thornton   Vice President of Lending                       1997


Officers of
Home Bancorp

W. Paul Wolf
Chairman, President and
Chief Executive Officer

Matthew P. Forrester
Senior Vice-President and
Chief Financial Officer

Gary L. Hemrick
Vice President/Secretary

Timothy A. Sheppard
Treasurer

Luben Lazoff
Assistant Secretary


                                  Home Bancorp

                                      HBFW

132 East Berry St. o  P.O. Box 989
Fort Wayne, Indiana 46801-0989

Telephone        (219) 422-3502
Facsimile         219.426.7027

Officers of Home Loan Bank fsb

W. Paul Wolf
Chairman, President and CEO
Matthew P. Forrester
Senior Vice President/CFO
Donald E. Thornton
Vice President of Lending/Secretary
Gary L. Hemrick
Vice President/Operations
John E. Fitzgerald
Vice President/CRA
Barbara J. Boyd
Vice President/Retail Banking
Gladys A. (Jo) Thomas
Vice President/Decatur Operations
Timothy A. Sheppard
Treasurer
Paul N. Lewark
Assistant Vice President
James M. Turner
Assistant Vice President
Robert P. Norton
Assistant Vice President
Robert V. Earl
Assistant Vice President
Stanley J. Amstutz
Assistant Vice President
Linda M. DeGroff
Assistant Vice President
Ruth A. Marburger
Assistant Vice President
Jody J. Morrissey
Assistant Vice President
Joseph M. Hayes
Assistant Vice President
Matthew L. Level
Assistant Vice President
Michael J. Jones
Assistant Vice President
Penny S. Parrish
Assistant Vice President
Todd A. Hall
Assistant Vice President
Doris G. Hall
Assistant Vice President
Cathy S. Stidham
Assistant Vice President
Luben Lazoff
Assistant Secretary
Jerry W. Gump
Internal Auditor/Compliance
John C. Monroe
Assistant Internal Auditor
Randal L. Hockemeyer
Loan Officer
J. Scott Lancaster
Loan Officer
Lupka Baloski
Personnel
Carol A. Tait
Administrative Assistant

                        [GRAPHIC-PHOTO OF W. PAUL WOLF OMITTED]

                                  W. Paul Wolf

                        Ninth President of Home Loan Bank

W. Paul Wolf, at the age of twenty-eight, joined Home Loan Bank July 1, 1960 as Assistant Secretary Treasurer. Within a year he was elected to take a place on the board. In 1963 Mr. Wolf became Secretary Treasurer. From the position of Managing Officer, he was elected President and Chief Executive Officer in 1970 and in 1991 he became Chairman of the Board. Thirty-nine years and three months later, Mr. Wolf transferred his energies to an active retirement that includes grandchildren, golf and travel coupled with community and church activities.

During Mr. Wolf's tenure, Home Loan Bank's assets have grown from $13 million to $413.8 million, as of September 30, 1999, with ten (10) banking offices now serving customers. Chairman C. Philip Andorfer stated, "On behalf of the Board of Directors, we have all had the opportunity and pleasure of working with Paul Wolf for many years. Paul has demonstrated administrative leadership in both the growth of the Bank and the maintenance, safety and solvency of Home Loan Bank. We appreciate his years of dedicated service and know that he has positioned the organization to grow stronger and more progressive into the future. We wish him the very best in his retirement."